SPX TECHNOLOGIES

ANTICIPATE. INNOVATE. ACHIEVE.

CELEBRATING A DECADE OF EXCELLENCE.

2025 ANNUAL REPORT

2015

SPX Corporation completed the spin-off of the Flow Technology segment (the Spin) creating two stand-alone publicly traded companies: SPX FLOW and SPX Corporation.

SPX Corporation was organized into three segments: HVAC, Detection & Measurement and Engineered Solutions.

2016

SPX Corporation divested the Dry Cooling and Balcke-Dürr businesses within its Engineered Solutions segment, reinforcing its strategic emphasis on the higher-growth HVAC and Detection & Measurement markets.

2022

Adopted the name SPX Technologies to reflect our commitment to leveraging technology solutions.

Acquired International Tower Lighting (ITL) enhancing the Aids to Navigation platform.

2021

Expanded the Aids to Navigation platform with the acquisition of Sealite.

Acquired Enterprise Control Systems (ECS) which, when combined with TCI, formed our Communication Technologies (CommTech) platform.

Acquired Cincinnati Fan, our first Engineered Air Movement business.

Divested the remaining business in our Engineered Solutions segment, SPX Transformer Solutions.

2023

Acquired TAMCO and ASPEQ, further expanding our technologies in the Cooling and Heating platforms, respectively.

2024

Acquired Ingénia Technologies adding key new solutions to our Engineered Air Movement solutions within our Cooling platform.

2017

SPX Corporation held its first Investor Day, in which leadership outlined its strategic direction and value creation framework.

2018

The company completed its first post-spin acquisitions: Schonstedt Instrument Company and CUES. These two acquisitions added significant scale to the Location and Inspection platform.

2020

Expanded the Location and Inspection platform with the acquisitions of ULC Technologies and Sensors & Software.

2019

Acquired Sabik Marine to strengthen our Aids to Navigation platform.

Acquired SGS Refrigeration and Patterson-Kelley, expanding our Cooling and Heating platforms, respectively.

2025

Acquired Kranze Technology Solutions (KTS) advancing scale and key capabilities in our CommTech platform.

Expanded the Heating platform with the acquisition of Sigma & Omega.

Celebrated 10 years of excellence following the Spin.

10 YEARS OF EXCELLENCE

Business Segments

HVAC

Our HVAC segment offers cooling towers, commercial and industrial refrigeration products, engineered air movement solutions, residential and commercial boilers, and electric heating systems. The combination of our leading brands and our focus on innovating to meet our customers' expanding needs enables us to deliver high-value-added products, across a wide variety of end markets, including commercial, industrial, institutional, healthcare and data center.





DETECTION & MEASUREMENT

Our Detection & Measurement segment provides specialized underground location and inspection equipment, transportation systems, aids to navigation, and communication technologies products. We have market-leading brands, with scalable platforms and technologies. Our value-creating solutions make people's lives easier and safer, and enable our customers to be more efficient.



Revenue

$2.27B



67%
HVAC

33%
Detection &
Measurement

Consolidated Segment Income*

$549M



68%
HVAC

32%
Detection &
Measurement

*Non-GAAP financial measure. Reconciliations from US GAAP financial measures are available in the reconciliations on page 126 of this report.



DEAR FELLOW
SHAREHOLDERS,

2025 was a pivotal year—one in which we celebrated our first decade since the spin-off of SPX Flow, Inc. and delivered record-breaking performance across the business. Strong organic growth, impactful product innovation, and several strategic acquisitions fueled meaningful year-over-year gains in our financial and operational results.

As we enter 2026, we do so with strong demand, a healthy balance sheet, and a pipeline of attractive acquisition opportunities.

Consolidated Segment Income[1] (M)



$461 — 2024
$549 — 2025

Adjusted EPS[1]

$5.58 — 2024
$6.76 — 2025

HVAC: Innovation-Led Strategic Growth

Our HVAC segment delivered strong results, supported by demand in data center, healthcare, and institutional markets. We further advanced our heating and cooling platforms through targeted acquisitions and ongoing product innovation.

Innovation remains a core priority. We launched several new sustainability-driven products, including climate-friendly heating solutions and water-saving cooling technologies. The OlympusMAX cooling system, whose pioneering design optimizes water and energy use while continuing to deliver maximum results, achieved a successful market debut and continues to gain momentum as a preferred solution among customers.

Detection & Measurement: Digital Solutions Enhancing Growth

Our Detection & Measurement segment benefitted from higher project volumes, including strong contributions from our acquisition of KTS. We advanced our digital and

[1]Non-GAAP financial measure. Reconciliations from US GAAP financial measures are available in the reconciliations on page 126.



data-enabled capabilities, introducing tools that increase productivity and provide deeper operational insights for customers in our Location & Inspection platforms.

Within this platform, we launched a survey-grade precision locator that enables customers to meet exacting requirements for mapping digital infrastructure. Additionally, our Transportation platform introduced an IoT-enabled Next Generation Fare Collection System, enhancing both system efficiency and rider experience.

Progress on Key Priorities

Across the company, we continued to make meaningful progress on several enterprise-wide priorities. Our investments in capacity expansion, continuous improvement, talent development, and AI/digital capabilities are strengthening operating efficiency, expanding future capacity, and supporting long-term margin performance. Strong cash generation enabled a disciplined approach to capital deployment while preserving balance sheet flexibility.

Strategic Acquisitions Strengthening Our Portfolio

The acquisitions of Sigma & Omega and KTS meaningfully strengthened our strategic positions in both our Heating and CommTech platforms. Sigma & Omega expanded our capabilities and deepened our reach in the Heating market, adding a differentiated product portfolio that enhances and complements our existing HVAC offerings.

Likewise, the addition of KTS accelerated the growth trajectory of our CommTech platform, bringing diversified solutions that align with our strategic vision and broaden our market opportunities and geographic reach.

Looking Ahead: Well-Positioned to Continue Value-Creation Journey

As I reflect on this past year, I'm grateful for all we've achieved and enthusiastic about the opportunities in front of us. We enter 2026 well positioned to sustain this momentum, supported by healthy backlogs in both HVAC and Detection & Measurement. Our ongoing capacity expansion initiatives position us well to meet accelerating customer needs in these areas. The successful capital raise, completed in 2025, provides ample capital to support our strategic organic and inorganic growth.

Finally, I want to thank you, our shareholders, for your support. Your engagement and feedback help guide our strategy and strengthen our focus. We look forward to updating you on our progress throughout the year.

GENE LOWE
President and Chief Executive Officer

FOCUSED, MARKET-LEADING GROWTH PLATFORMS
$2.27B[1]

- ◆ Premium engineered niches
- ◆ Technology/innovation focus
- ◆ Market leadership
- ◆ High replacement revenue
- ◆ Mandated/spec-driven markets
- ◆ Less cyclical/capital intensive
- ◆ Diverse end markets

Our HVAC segment delivered strong performance with meaningful revenue growth and margin expansion, reflecting strong operational execution, new product introductions, growth in key end markets and the integration of recent acquisitions.

[1]2025 revenue

HVAC (~$1,518M)[1]

COOLING



- Marley
- SGS Refrigeration
- Cincinnati Fan
- Ingénia
- TAMCO

HEATING

- ASPEQ
- Marley Engineered Products
- Weil-McLain®
- Patterson-Kelley
- Sigma and Omega

DETECTION & MEASUREMENT

(~$747M)(1)

LOCATION & INSPECTION


RD7100
RD8100

- Radiodetection
- Schonstedt
- Sensors & Software
- CUES
- ULC Technologies

AIDS TO NAVIGATION



- Flash Technologies
- ITL
- Sabik Marine
- Sealite/Avlite

COMMTECH/TRANSPORTATION



- TCI
- ECS
- KTS
- Genfare

Our Detection & Measurement segment delivered strong performance with solid revenue growth and significant margin expansion, reflecting strong demand in our project-oriented businesses, including the benefits of KTS, and continued progress on productivity initiatives.

ORGANIC GROWTH



◀
Location
The Radiodetection 8200SG has established itself as the preferred locating product for high-accuracy identification of critical underground utility infrastructure.

Advancing Growth Through Differentiated Products and Application Driven Innovation

Organic growth is a central driver of SPX Technologies' long-term value creation. In 2025, we accelerated organic growth by introducing differentiated new products, expanding our engineered solution capabilities, and aligning our innovation efforts with attractive end markets.

Our strategy is focused on where innovation matters most—critical environments where performance, reliability, and application expertise are crucial.

New product introductions are a primary engine of organic growth at SPX. Across our portfolio, we invest in innovation that enhances system performance, simplifies customer complexity, and expands application opportunities, while leveraging our strong brands and installed base.



▲
HVAC Cooling
The OlympusMAX Adiabatic fluid cooler, engineered for mission-critical heat rejection.

SPX is well positioned in markets benefiting from long-term demand. In HVAC, growth in data center infrastructure and increasingly stringent efficiency and reliability requirements are driving demand for engineered air movement, cooling, and custom air handling solutions. In 2025, this momentum was reinforced by the launch of OlympusMAX, a cooling technology designed for mission-critical and data center applications. OlympusMAX builds on SPX's performance leadership by delivering higher airflow efficiency, scalability, and application flexibility to meet the evolving needs of complex, high-demand environments.

In Detection & Measurement, innovation addresses needs for critical infrastructure modernization, digital technology disruption, and shifting labor demographics. We embedded artificial intelligence in our product offerings to enhance the value proposition to our customers.

While innovation leads our organic growth strategy, disciplined execution sustains it. New product introductions are supported by close collaboration with customers and channel partners, scalable manufacturing and engineering capabilities, and operational excellence practices across the portfolio. In addition to capacity expansion initiatives across our existing facilities, we completed the purchase of a facility in Madison, Alabama that will have flexible manufacturing capabilities to produce both our engineered air-handling and data center solutions, including our new OlympusMAX product. These expansions position us well to meet accelerating customer needs.



STRATEGIC ACQUISITIONS



Inorganic growth is a key driver of our long-term value creation strategy. We target acquisitions that increase our addressable markets and further strengthen our competitive positions in key end markets. Our business system is then leveraged through the integration process to unlock incremental value.

In 2025, we significantly scaled our Communications Technologies platform with the acquisition of KTS which expands our value-creation opportunities in highly complementary growth markets across our global customer base. KTS's advanced digital interoperability technology and strong position in the U.S. defense market are an excellent fit with SPX's existing tactical datalinks, communications intelligence, and radio frequency (RF) countermeasure offerings.

Additionally, the acquisition of Sigma & Omega is highly complementary and creates significant potential synergies with our existing HVAC segment. Sigma & Omega's differentiated product offering fits well with our existing portfolio of solutions, enhances the value we provide to our customers, and is consistent with our reputation for quality and innovation. Sigma & Omega's vertical stack water-sourced heat pumps and fan coils, and commercial self-contained units are frequently paired with hydronics equipment and cooling towers, creating numerous opportunities to leverage our existing channels.

Entering 2026, we continue to see a robust pipeline of attractive acquisition opportunities as we remain primed to continue our inorganic growth journey.

KTS Acquisition

KTS is a leading provider of digital interoperability and tactical networking solutions that drive situation awareness and connectivity across multiple platforms and domains.



Sigma and Omega Acquisition

Sigma & Omega is a manufacturer of highly engineered hydronic heating and cooling equipment, including vertical stack heat pumps and fan coils, institutional heating products, and both air-cooled and water-cooled commercial self-contained units.

AI/DIGITAL



**Simplify.
Empower.
Connect.**
Genfare Handheld
Inspection Device

In 2025, SPX Technologies continued to strengthen our digital initiatives, prioritizing improvements in efficiency, safety, and overall performance. As part of this evolution, we are driving the use of AI as a top organizational priority, integrating advanced capabilities across our operations and striving to remain at the forefront of AI innovation. We remain dedicated to empowering our customers with enhanced digital tools and solutions, all while upholding the highest standards of security and data privacy.

Within our HVAC segment, our digital efforts in 2025 centered on deploying software and advanced technologies to improve the efficiency of our manufacturing operations and enhance the customer order-selection experience. Both our Cooling and Heating platforms rolled out upgraded product configurators, giving customers a more intuitive way to design solutions tailored to their unique requirements.

In our Detection & Measurement segment, we continue to integrate digitally-driven solutions across our platforms to deliver meaningful data and insights to our customers. These offerings include AI enabled options that drive greater efficiency, next-generation hardware and software advancements, and seamless cross-platform integrations.

CONTINUOUS IMPROVEMENT (CI)



At SPX Technologies, we remain committed to continually enhancing efficiency and productivity across every part of our business. This includes identifying innovative ways to increase the value we deliver to our customers while equipping our employees with the tools, training, and resources they need to excel.

Over the past year, we achieved several notable continuous improvement (CI) milestones. Our CI strategies supported the design of two new facilities and guided the expansion of several existing facilities—key steps in our proactive efforts to scale capacity and better serve our customers. As we continue to drive results through inorganic growth, we are embedding CI principles into the integration of newly acquired businesses, ensuring that each addition to our portfolio is aligned with efficient, effective, and sustainable operating practices.



PEOPLE & CULTURE







By cultivating a collaborative and engaged workforce aligned with our mission, we strengthen our ability to deliver exceptional outcomes for all our stakeholders—our employees, investors, customers, and the communities where we live and work.

At SPX Technologies, our culture is rooted in the core values of Integrity, Accountability, Excellence, Teamwork, and Results. These principles shape how we work together and how we come together to serve our customers and partners.

We believe people thrive when they are motivated, supported, and empowered to grow. Through our RiSE talent management framework, we focus on Reaching, Identifying, Strengthening, and Engaging our workforce. Through a broad range of resources, including leadership development programs and mentoring opportunities, we strive to create a dynamic and fulfilling employee experience.

We are at our best when we cultivate an environment where every employee's voice is valued. We strive to create a diverse and inclusive environment where everyone feels a sense of belonging where they can contribute meaningfully to serve each other, our customers and our partners.

SUSTAINABILITY



◄ Marley ClearSky

The Marley ClearSky Plume Abatement System operates more reliably than coil-based systems, utilizing less energy and with a lower carbon footprint.

Sustainability is a key component of our value-creation framework that we continue to integrate into our business system and strategic planning process across the Company. We remain focused on accelerating growth across our platforms while reducing the environmental impact of our operations and meeting the rising demand for sustainable infrastructure solutions.

Our portfolio of high-impact technologies is well positioned with customer demand for solutions that improve efficiency, reliability, and environmental performance in critical applications, highlighting our commitment to responsible innovation. In 2025, we drove new product development across both our HVAC and Detection & Measurement segments, with a focus on engineered solutions that deliver cleaner, more efficient products that meet the evolving needs of our global customers. In HVAC, product innovation supports growth in markets such as data centers, healthcare, and industrial infrastructure, where sustainability and reliability requirements are a focus point. In Detection & Measurement, digital-enabled and precision solutions help customers improve asset visibility, safety, and compliance across long-lived infrastructure.

We are committed to upholding strong principles of social responsibility that reflect our core values. This includes investing in our employees through training and development opportunities, contributing to educational and philanthropic efforts within our communities, and nurturing an inclusive workplace culture. Through these actions, we strive to help build a safer, healthier, more equitable, and sustainable society.



► Weil-McLain Simplicity

Weil-McLain's Simplicity™ high-efficiency combination gas boiler reduces energy consumption and increases savings on homeowners' heating bills.

◄ Avlite AV70

Avlite's AV70 runway and taxi lights harvest solar energy to deliver reliable, zero-emission illumination without trenching, cabling, or grid power, making aviation safety more eco-friendly.

2025
FORM 10-K

SPX TECHNOLOGIES

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

     For the fiscal year ended December 31, 2025

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

     For the transition period from   to   .

Commission file number: **1-6948**

SPX Technologies, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**88-3567996**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6325 Ardrey Kell Road Suite 400,
Charlotte, NC 28277
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: **(980) 474-3700**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, Par Value $0.01	**SPXC**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:

None
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 28, 2025 was $7,649,879,906. The determination of affiliate status for purposes of the foregoing calculation is not necessarily a conclusive determination for other purposes.

_____

The number of shares outstanding of the registrant's common stock as of February 20, 2026 was 49,876,887.

_____

Documents incorporated by reference: Portions of the Registrant's proxy statement for its Annual Meeting to be held on May 12, 2026 are incorporated by reference into Part III of this Annual Report on Form 10-K.

SPX TECHNOLOGIES, INC. AND SUBSIDIARIES
FORM 10-K TABLE OF CONTENTS

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P A R T   I

ITEM 1. Business

(All currency and share, except per share, amounts are in millions)

Forward-Looking Information

Some of the statements in this document and any documents incorporated by reference, including any statements as to operational and financial projections, constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Section 27A of the Securities Act of 1933, as amended. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our businesses' or our industries' actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by any forward-looking statements. Such statements may address our plans, our strategies, our prospects, changes and trends in our business and the markets in which we operate under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" ("MD&A") or in other sections of this document. In some cases, you can identify forward-looking statements by terminology such as "may," "could," "would," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "project," "potential" or "continue" or the negative of those terms or other comparable terminology. Particular risks and uncertainties that could cause actual results to differ from those contained in the forward-looking statements, include the following: cyclical changes and specific industry events in our markets; changes in anticipated capital investment and maintenance expenditures by customers; changes in economic conditions in relevant global and North American markets, including as a result of the imposition, or threat of imposition of tariffs, including any new or increased tariffs announced by the U.S. government and any retaliatory tariffs announced in response thereto, and other trade barriers, international trade tensions or geopolitical conflicts; availability, limitations or cost increases of raw materials and/or commodities, including as a result of new or increased tariffs, as well as the potential impact of retaliatory tariffs and other penalties that cannot be recovered in product pricing; the impact of competition on profit margins and our ability to maintain or increase market share; risks with respect to our contracts with the U.S. government, including the government's ability to terminate contracts prior to completion or failure to appropriate amounts necessary to fund such contracts; inadequate performance by third-party suppliers and subcontractors for outsourced products, components and services and other supply-chain risks; the uncertainty of claims resolution with respect to environmental and other contingent liabilities; the impact of climate change and any legal or regulatory actions taken in response thereto; cyber-security risks; risks with respect to the protection of intellectual property, including with respect to our digitalization initiatives; the impact of overruns, inflation and the incurrence of delays with respect to long-term fixed-price contracts; defects or errors in current or planned products; the impact of pandemics and governmental and other actions taken in response; domestic economic, political, legal, accounting and business developments adversely affecting our business, including regulatory changes; uncertainties with respect to our ability to complete expansions to or the reconfiguration of our manufacturing footprint within the time periods and at costs we anticipate and whether we will realize the anticipated benefits of these activities; uncertainties with respect to our ability to identify acceptable acquisition targets; uncertainties surrounding timing and successful completion of acquisition transactions, including with respect to integrating acquisitions and achieving costs savings, synergistic sales or other benefits from acquisitions; the impact of retained liabilities of disposed businesses; potential labor disputes; and extreme weather conditions and natural and other disasters. These and other risks and uncertainties are further discussed in other sections of this document. These statements are only predictions. Actual events or results may differ materially because of market conditions in our industries or other factors, and forward-looking statements should not be relied upon as a prediction of actual results. In addition, management's estimates of future operating results are based on our current complement of businesses, which is subject to change as management selects strategic markets.

All the forward-looking statements are qualified in their entirety by reference to discussions of risks and uncertainties presented in this annual report, including under the heading "Risk Factors," and any subsequent filing with the U.S. Securities and Exchange Commission ("SEC"), as well as in any documents incorporated by reference that describe risks, uncertainties, and other factors that could cause results to differ materially from those projected in these forward-looking statements. We caution you that these discussions of risks and uncertainties may not be exhaustive. We operate in a continually changing business environment and frequently enter into new businesses and product lines. We cannot predict risk factors related to any future new business or product line, and we cannot assess the impact, if any, of such risk factors on our businesses or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. You should not rely on forward-looking statements as a prediction of actual results. We disclaim any responsibility, except to the extent we are legally required, to update or publicly revise any forward-looking statements to reflect events or circumstances that arise after the date of this document.

Business

SPX Technologies, Inc. ("SPX", "our", "the Company", or "we") is the successor registrant pursuant to Rule 12g-3(a) under the Securities Exchange Act of 1934, as amended, to SPX Corporation ("Legacy SPX") as a result of the completion on August 15, 2022 of a holding company reorganization (the "Holding Company Reorganization") effected as a merger of Legacy SPX with and into SPX Merger, LLC, a subsidiary of the Company. Each share of Legacy SPX's common stock, par value $0.01 per share, issued and outstanding immediately prior to the consummation of the Holding Company Reorganization was automatically converted into an equivalent corresponding share of the Company's common stock having the same designations, rights, powers and preferences and the qualifications, limitations and restrictions as the corresponding share of Legacy SPX common stock being converted. Accordingly, upon consummation of the Holding Company Reorganization, Legacy SPX stockholders became stockholders of the Company. Legacy SPX was founded in Muskegon, Michigan in 1912 as the Piston Ring Company and adopted the name SPX Corporation in 1988. Our common stock has been listed on the New York Stock Exchange since 1972. The terms "SPX," "we" and "our" include Legacy SPX for periods prior to the consummation of the Holding Company Reorganization as the context requires.

On September 26, 2015, we completed the spin-off to our stockholders (the "Spin-Off") of all the outstanding shares of SPX FLOW, Inc. ("SPX FLOW"), prior to the Spin-Off, a wholly-owned subsidiary of SPX, which at the time of the Spin-Off held the businesses comprising our Flow Technology reportable segment, our Hydraulic Technologies business, and certain of our corporate subsidiaries.

On November 1, 2022, SPX divested three wholly-owned subsidiaries that hold asbestos liabilities and certain assets, including related insurance assets, to Canvas Holdco LLC, an entity formed by a joint venture of Global Risk Capital LLC and an affiliate of Premia Holdings Ltd (the "Asbestos Portfolio Sale"). The divested subsidiaries have agreed to indemnify us and our affiliates for their asbestos-related liabilities, which encompassed all of our consolidated asbestos-related liabilities and contingent liabilities immediately prior to the divestiture. These indemnification obligations are not subject to any cap or time limitation. The board of managers of each of the divested subsidiaries received a solvency opinion from an independent advisory firm that the divested subsidiaries were solvent after giving effect to the Asbestos Portfolio Sale.

On April 3, 2023, we completed the acquisition of T.A. Morrison & Co. Inc. ("TAMCO"), a market leader in motorized and non-motorized dampers that control airflow in large-scale specialty applications in commercial, industrial, and institutional markets. The post-acquisition operating results of TAMCO are reflected within our HVAC reportable segment.

On June 2, 2023, we completed the acquisition of ASPEQ Heating Group ("ASPEQ"), a leading provider of electrical heating solutions to customers in industrial and commercial markets. The post-acquisition operating results of ASPEQ are reflected within our HVAC reportable segment.

On February 7, 2024, we completed the acquisition of Ingénia Technologies Inc. ("Ingénia"), which specializes in the design and manufacture of custom air handling units that demand high levels of precision and reliability in healthcare, pharmaceutical, education, food processing and industrial end markets. The post-acquisition operating results of Ingénia are reflected within our HVAC reportable segment.

On January 27, 2025, we completed the acquisition of Kranze Technology Solutions, Inc. ("KTS"), which specializes in digital interoperability and tactical networking solutions, primarily for the defense industry. The post-acquisition operating results of KTS are reflected within our Detection and Measurement reportable segment.

On April 15, 2025, we completed the acquisition of Sigma Heating and Cooling and Omega Heat Pump ("Sigma & Omega"), which specializes in highly engineered hydronic heating and cooling equipment, including vertical stack heat pumps and fan coils, institutional heating products, and both air-cooled and water-cooled commercial self-contained units. The post-acquisition operating results of Sigma & Omega are reflected within our HVAC reportable segment.

On January 20, 2026, we completed the acquisition of Thermolec Ltd. ("Thermolec"), which specializes in custom electric duct heating and related solutions. The post-acquisition results of Thermolec will be reflected within our HVAC reportable segment.

On February 6, 2026, we completed the acquisition of Crawford United Corporation ("Crawford"), which specializes in highly engineered air handling and industrial products. The post-acquisition results of Crawford's Commercial Air Handling Equipment businesses will be reflected within our HVAC reportable segment. Crawford's Industrial & Transportation Products businesses, which includes businesses serving aerospace, defense, transportation, and marine markets, is non-core to our long-term strategy. These non-core businesses will be recorded as assets held for sale, with their results reported as discontinued operations while we identify suitable buyer(s) and execute our plan to sell these businesses within twelve months.

Unless otherwise indicated, the description of our business provided in Part I pertains to continuing operations only (see Note 4 to our consolidated financial statements for information on discontinued operations). A description of the general development of our business, including with respect to developments occurring prior to those discussed above, is included in Item 1 of our Annual Report on Form 10-K for the year ended December 31, 2024, which description is incorporated by reference.

We are a diversified, global supplier of highly specialized, engineered solutions serving the HVAC and detection and measurement markets. With operations in 16 countries and approximately 4,700 employees, we offer a wide array of highly engineered infrastructure products with strong brands.

HVAC solutions offered by our businesses include package and process cooling products and engineered air movement and handling solutions for the HVAC industrial (including data center and power generation), institutional, and commercial markets, as well as hydronic and electrical heating and ventilation products for the residential, industrial, institutional, and commercial markets. Our market leading brands, coupled with our commitment to continuous innovation and focus on our customers' needs, enables our HVAC cooling and heating businesses to serve an expanding number of industrial, institutional, commercial, and residential customers. Growth for our HVAC businesses will be driven by innovation, increased scalability, and our ability to meet the needs of broader markets.

Our detection and measurement product lines encompass underground pipe and cable locators, inspection and rehabilitation equipment, robotic systems, transportation systems, communication technologies, and aids to navigation. Our detection and measurement solutions enable utilities, telecommunication providers and regulators, defense agencies, and municipalities and transit authorities to build, monitor and maintain vital infrastructure. Our technology and decades of experience have afforded us a strong position in specific detection and measurement markets. We intend to expand our portfolio of specialized products through new, innovative hardware and software solutions in an attempt to (i) further capitalize on the detection and measurement markets we currently serve and (ii) expand the number of markets that we serve.


Reportable Segments


Our operating segments are aggregated into the following two reportable segments: HVAC and Detection and Measurement. The factors considered in determining our aggregated segments are the economic similarity of the businesses, the nature of products sold or services provided, production processes, types of customers, distribution methods, and regulatory environment. In determining our reportable segments, we apply the threshold criteria of the Segment Reporting Topic of the Financial Accounting Standards Board Codification ("Codification"). Segment income for our reportable segments is determined before considering, if applicable, impairments and special charges, long-term incentive compensation, certain other operating income/expense, other indirect corporate expenses, intangible asset amortization expense, inventory step-up charges, and certain other acquisition and integration-related costs. This is consistent with the way our Chief Operating Decision Maker ("CODM"), the President and Chief Executive Officer, evaluates the results of each segment.

HVAC Reportable Segment

Our HVAC reportable segment had revenues of $1,518.2, $1,364.7, and $1,122.3 in 2025, 2024 and 2023, respectively, and backlog of $584.5 and $436.8 as of December 31, 2025 and 2024, respectively. Approximately 83% of the segment's backlog as of December 31, 2025 is expected to be recognized as revenue during 2026. The segment engineers, designs, manufactures, installs and services package and process cooling products and engineered air movement and handling solutions for the industrial (including data center and power generation), institutional, and commercial HVAC markets, as well as hydronic and electrical heating and ventilation products for the residential, industrial, institutional, and commercial markets. The primary distribution channels for the segment's products are direct to customers, independent manufacturing representatives, third-party distributors, and retailers. The segment serves a global customer base in North America, Europe, and Asia. Core brands for our cooling products and engineered air movement and handling solutions include Marley, Recold, SGS, Cincinnati Fan, TAMCO, Ingénia, Air Enterprises, and Rahn Industries while our hydronics and electrical heating and ventilation products are sold under the Berko, Qmark, Fahrenheat, Leading Edge, Patterson-Kelley, Weil-McLain, Sigma, Omega, Skypeak, Thermolec, Williamson-Thermoflo, INDEECO, Heatrex, AccuTherm, Brasch, Spectrum, BannerDay PipeHeating, and Solar Products brands.

Detection and Measurement Reportable Segment

Our Detection and Measurement reportable segment had revenues of $746.9, $619.2, and $618.9 in 2025, 2024 and 2023, respectively, and backlog of $350.3 and $220.9 as of December 31, 2025 and 2024, respectively. Approximately 66% of the segment's backlog as of December 31, 2025 is expected to be recognized as revenue during 2026. The segment engineers, designs, manufactures, services, and installs underground pipe and cable locators, inspection and rehabilitation equipment, robotic systems, transportation systems, communication technologies, and aids to navigation. The primary distribution channels for the segment's products are direct to customers and third-party distributors. The segment serves a global customer base in North America, Europe, Africa, and Asia. Core brands for our underground pipe and cable locators and inspection and rehabilitation equipment are Radiodetection, Pearpoint, Schonstedt, Dielectric, Cues, ULC Robotics, and Sensors & Software. Our transportation systems are sold under the Genfare brand, our communication technologies products are sold under the TCI, ECS, and KTS brands, and our aids to navigation products are sold under the Flash Technology, ITL, Sabik Marine, Sealite, and Avlite brands.

Acquisitions

From time to time, we may make acquisitions that do not significantly impact our financial position or statements of operations. These acquisitions primarily complement our existing business operations or strategic initiatives with no significant impact to our financial outlook and end markets, nor requiring a significant investment of resources. Such acquisitions are not separately identified within this report on Form 10-K. During the year ended December 31, 2025, cash outflows, net of cash acquired, related to this activity totaled $8.2. The post-acquisition operating results are reflected within our HVAC reportable segment and have no significant impact to our financial outlook and end markets. We regularly review and negotiate potential acquisitions in the ordinary course of business, some of which are or may be material.

As previously indicated, we acquired Thermolec in January 2026, Crawford in February 2026, Sigma & Omega in April 2025, KTS in January 2025, Ingénia in 2024, and TAMCO and ASPEQ in 2023.

Divestitures

We regularly review and negotiate potential divestitures in the ordinary course of business, some of which are or may be material. See Note 4 to our consolidated financial statements for more information on discontinued operations.

International Operations

We are a multinational corporation with operations in 16 countries. Sales outside the United States were $452.5, $343.1 and $287.1 in 2025, 2024 and 2023, respectively.

See Note 7 to our consolidated financial statements for more information on our international operations.

Research and Development

We are actively engaged in research and development programs designed to improve existing products and manufacturing methods and develop new products to better serve our current and future customers. These efforts encompass certain of our products with divisional engineering teams coordinating their resources. We place particular emphasis on the development of new products that are compatible with, and build upon, our manufacturing and marketing capabilities and that provide sustainable solutions to our customers.

Patents/Trademarks

At December 31, 2025, we owned 149 domestic and 313 foreign patents for a total of 462 patents (foreign patents include patents in individual countries in the European Union ("EU"), as well as EU-level patents), including 12 patents that were issued in 2025, covering a variety of our products and manufacturing methods. We also own a number of registered trademarks. Although in the aggregate our patents and trademarks are of considerable importance in the operation of our business, we do not consider any single patent or trademark to be of such importance that its absence would adversely affect our ability to conduct business as presently constituted. We are both a licensor and licensee of patents. For more information, please refer to "Risk Factors."

Outsourcing and Raw Materials

We manufacture many of the components used in our products; however, our strategy includes outsourcing certain components and sub-assemblies to other companies where strategically and economically beneficial. In instances where we depend on third-party suppliers for outsourced products or components, we are subject to the risk of customer dissatisfaction with the quality or performance of the products we sell due to supplier failure. In addition, business difficulties experienced by a

third-party supplier can lead to the interruption of our ability to obtain the outsourced product or component and ultimately to our inability to supply certain products to our customers on a timely basis or at all.

We are subject to increases in the prices, including from the impact of tariffs, of many of our key raw materials, including petroleum-based products, aluminum, steel, and copper. In recent years, we have generally been able to offset increases in raw material costs through corresponding product pricing actions. Occasionally, we are subject to long-term supplier contracts, which may increase our exposure to pricing fluctuations.

Due to our diverse products and services, as well as the wide geographic dispersion of our production facilities, we use numerous sources for the raw materials needed in our operations. We are not significantly dependent on any one or a limited number of suppliers, and we have been able to obtain suitable quantities of raw materials at competitive prices.

For information regarding the impact of tariffs and other cost increases refer to "MD&A - Impacts of Tariffs and Other Cost Increases."

Competition

Our competitive position cannot be determined accurately in the aggregate or by reportable or operating segment since we and our competitors do not offer all the same product lines or serve all the same markets. In addition, specific reliable comparative figures are not available for many of our competitors. In most product groups, competition comes from numerous concerns, both large and small. The principal methods of competition are service, product performance, technical innovation and price. These methods vary with the type of product sold. We believe we compete effectively on the basis of each of these factors as they apply to the various products and services offered.

Environmental Matters

See "Risk Factors - Risks Related to Contingent Liabilities," "MD&A — Critical Accounting Estimates — Contingent Liabilities," and Note 15 to our consolidated financial statements for information regarding environmental matters.

Human Capital Resources

At December 31, 2025, we had approximately 4,700 employees, with approximately 3,500 employed in the United States. We also leverage temporary workers to provide flexibility for our business and manufacturing needs. Six domestic collective bargaining agreements cover approximately 480 of our employees. In addition, we have various collective labor arrangements covering certain of our non-U.S. employee groups. While we generally have experienced satisfactory labor relations, we are subject to potential union campaigns, work stoppages, union negotiations and other potential labor disputes.

We believe that our future success is impacted by our continued ability to attract and retain highly skilled employees. As such, we strive to provide an environment where employees are developed and provided with challenging career growth opportunities. We offer a "Total Rewards" program that provides comprehensive compensation and benefits packages that are designed to reward employees and assist them in managing their well-being. We have focused many of our policies and programs to provide increased flexibility and work-life balance to our team members.

As part of our focus on building and sustaining a highly capable, engaged and motivated workforce that has the ability to deliver on the current and future requirements of the Company, we continue to advance our talent management framework, known as RiSE, which helps us Reach, Identify, Strengthen, and Engage our workforce. In 2025, we expanded our Building Strength program, adding new development opportunities for all employees in leadership, communication, team development, and collaboration directly aligned to our Leadership Model. We continued to expand participation in our leadership development programs and have now trained 315 leaders through our "Frontline Leaders Program" and 138 leaders have completed our midlevel leader program, "Amplified Leadership." We began our fourth cohort of our Executive Leadership Program in 2025 adding to our growing class of more than 50 leaders who have completed this advanced development program.

At the beginning of 2025, we launched our updated Global Employee Survey with over 90% employee participation, the results of which informed discussions about what is most important to our employees and helped us develop action plans to focus on those priorities. During 2025, we continued our focus on enhancing our programs aimed at ensuring that we provide an inclusive environment where all employees feel valued and respected. We believe through these efforts we can unlock greater potential, provide new opportunities for our employees, and benefit from varying backgrounds and points of view.

Other Matters

No customer or group of customers that, to our knowledge, are under common control accounted for more than 10% of our consolidated revenues for any period presented.

Our businesses maintain sufficient levels of working capital to support customer requirements, particularly inventory. We believe our businesses' sales and payment terms are generally similar to those of our competitors.

Many of our businesses closely follow changes in the industries and end markets they serve. In addition, certain businesses have seasonal fluctuations. Historically, our businesses generally tend to be stronger in the second half of the calendar year.

Our website address is www.spx.com. Information on our website is not incorporated by reference herein. We file reports with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and certain amendments to these reports. Copies of these reports are available free of charge on our website as soon as reasonably practicable after we file the reports with the SEC. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

ITEM 1A. Risk Factors

(All currency and share amounts are in millions)

You should consider the risks described below and elsewhere in our documents filed with the SEC before investing in any of our securities. We may amend, supplement or add to the risk factors described below from time to time in future reports filed with the SEC.

Risks Related to our Markets and Customers

Many of the markets in which we operate are cyclical or are subject to industry events, and our results have been and could be affected as a result.

Many of the markets in which we operate are subject to general economic cycles or industry events. In addition, certain of our businesses are subject to market-specific cycles.

Furthermore, contract timing on projects, including those relating to communication technologies, transportation systems, aids to navigation products, and process cooling systems and towers may cause significant fluctuations in revenues and profits from period to period.

The businesses of many of our customers are to varying degrees cyclical and have experienced, and may continue to experience, periodic downturns. Cyclical changes and specific industry events, including changes in demand for the construction of data centers, could also affect sales of products in our businesses. Downturns in the business cycles of our different operations may occur at the same time, which could exacerbate any adverse effects on our business. In addition, certain of our businesses have seasonal and weather-related fluctuations, particularly within certain of our heating products businesses within our HVAC reportable segment. Historically, many of our key businesses generally have tended to have stronger performance in the second half of the year. See "MD&A - Results of Continuing Operations and Results of Reportable Segments and Corporate Expense."

Our business depends on capital investment and maintenance expenditures by our customers.

Demand for most of our products and services depends on the level of new capital investment and planned maintenance expenditures by our customers. The level of capital expenditures by our customers fluctuates based on planned expansions, new builds and repairs, commodity prices, general economic conditions, availability of credit, funding available from government sources, and expectations of future market behavior. Although to our knowledge no one customer accounted for more than 10% of our consolidated revenues, many of our businesses derive revenues from large projects or key customer relationships and any of the aforementioned factors, whether individually or in the aggregate, could have a material adverse effect on our customers and, in turn, our business, financial condition, results of operations and cash flows.

Our customers have been and could be impacted by commodity availability and prices.

A number of factors outside our control, including fluctuating commodity prices, impact the demand for our products. Increased commodity prices, including as a result of new or increased tariffs or the impact of new trade laws, may increase our customers' cost of doing business, thus causing them to delay or cancel large capital projects.

On the other hand, declining commodity prices may cause our customers to delay or cancel projects relating to the production of such commodities. Reduced demand for, or increased costs of, our products and services could result in the delay or cancellation of existing or future orders, or lead to excess manufacturing capacity, which unfavorably impacts our absorption of fixed manufacturing costs, including those resulting from anticipated plant expansions. Reduced demand may also erode average selling prices in the relevant market.

We operate in highly competitive markets. Our failure to compete effectively could harm our business.

We sell our products in highly competitive markets, which could result in pressure on our profit margins and limit our ability to maintain or increase the market share of our products. We compete on a number of fronts, including on the basis of service, product performance, technical innovation and price. We have a number of competitors with substantial technological and financial resources, brand recognition and established relationships with global service providers. Some of our competitors have lower cost structures, support from local governments, or both. In addition, new competitors may enter the markets in which we participate. Competitors may be able to offer lower prices, additional products or services or a more attractive mix of products or services, or services or other incentives that we cannot or will not match. These competitors may be in a stronger position to respond quickly to new or emerging technologies and may be able to undertake more extensive marketing campaigns and make more attractive offers to potential customers, employees and strategic partners. In addition, competitive environments

in slow-growth markets, to which some of our businesses have exposure, have been inherently more influenced by pricing and domestic and global economic conditions. To remain competitive, we need to invest in manufacturing, marketing, customer service and support, and our distribution networks. No assurances can be made that we will have sufficient resources to continue to make the investment required to maintain or increase our market share or that our investments will be successful. If we do not compete successfully, our business, financial condition, results of operations and cash flows could be materially adversely affected.

Our business with various governments is subject to government contracting risks.

Our business with government agencies, including sales to prime contractors that supply these agencies, is subject to government contracting risks. U.S. and other government contracts are subject to termination by the government, either for the convenience of the government or for default as a result of our failure to perform under the applicable contract. If terminated by the government as a result of our default, we could be liable for additional costs the government incurs in acquiring undelivered goods or services from another source and any other damages it suffers. In addition, if we or one of our businesses were charged with wrongdoing with respect to a U.S. government contract, the U.S. government could suspend us from bidding on or receiving awards of new government contracts pending the completion of legal proceedings. If convicted or found liable, the U.S. government could subject us to fines, penalties, repayments and treble and other damages, and/or bar us from bidding on or receiving new awards of U.S. government contracts and void any contracts found to be tainted by fraud. The U.S. government also reserves the right to debar a contractor from receiving new government contracts for fraudulent, criminal or other seriously improper conduct. In addition, changes in focus or reductions in budgetary funding available to government or municipal agencies to which we sell could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Contracts with, or funded by, the U.S. government or their agencies present additional risks compared to contracts with private sector customers.

Revenue generated from sales to or funded by the U.S. government, and their agencies, expose us to certain risks, which could materially and negatively affect our business, financial condition, and results of operations:
- Some of our government contracts are long-term agreements funded on an annual basis. If appropriations are not renewed for subsequent years of a multi-year contract, we may be unable to realize the full revenue and profit originally anticipated. Additionally, changes in government spending priorities, reductions in agency staffing levels, or government shutdowns could lead to program cancellations, work stoppages, delays in program execution and payments, and challenges in fulfilling existing contracts or competing for new opportunities. Government customers are not obligated to maintain funding at any particular level, and program funding may be reduced or eliminated entirely or our customers may also redirect spending toward areas outside our current service offerings.
- Our contracts with the U.S. government or their agencies, as well as those that receive government funding, are subject to audits, investigations, and other proceedings that may result in adjustments to reimbursable costs. If any wrongdoing is alleged, we could also face temporary or permanent suspension from government programs, along with penalties that may include monetary damages and criminal or civil sanctions.
- The U.S. government and their agencies may modify, reduce, insource or terminate our contracts at any time before completion, and if we are unable to replace this work, our revenue could decline.
- Most U.S. government contracts are awarded through a highly competitive process that often places significant emphasis on price. Increasing use of multi-year, multi-award contracts requires additional competitive bidding for each task order, creating greater pricing pressure and incremental costs.
- We may be disadvantaged in competing for certain U.S. government contracts due to policies that prioritize awards to small, under-represented, or disadvantaged businesses.
- Certain U.S. government contracts require security clearances, which can be difficult and time-consuming to obtain. If our employees or facilities cannot obtain or maintain the necessary clearances, existing contracts may not be renewed or could be terminated, and we may be unable to win new awards.

Risks Related to our Suppliers and Vendors

The price and availability of raw materials and components may adversely affect our business.

We are exposed to a variety of risks relating to the price and availability of raw materials and components. In recent years, we have faced volatility in the prices of many key raw materials (e.g., steel, aluminum, oil, and copper) and key components (e.g., circuit boards), including price increases in response to trade laws and tariffs and shortages related to supply chain disruptions, including as a result of public health crises, geopolitical events or other factors. Increases in the prices of raw materials and components, including as a result of new or increased tariffs or the impact of new trade laws, or shortages or allocations of materials and components may have a material adverse effect on our financial position, results of operations or

cash flows, as there may be delays in our ability, or we may not be able, to pass cost increases on to our customers, or our sales may be reduced. We are subject to, or may enter into, long-term supplier contracts that may increase our exposure to pricing fluctuations.

The fact that we outsource various elements of the products and services we sell subjects us to the business risks of our suppliers and subcontractors, which could have a material adverse impact on our operations.

In areas where we depend on third-party suppliers and subcontractors for outsourced products, components or services, we are subject to the risk of customer dissatisfaction with the quality or performance of the products or services we sell due to supplier or subcontractor failure. In addition, business difficulties experienced by a third-party supplier or subcontractor can lead to the interruption of our ability to obtain outsourced products or services and ultimately our inability to supply products or services to our customers. Third-party supplier and subcontractor business interruptions can include, but are not limited to, work stoppages, union negotiations and other labor disputes. Prevailing economic conditions could also impact the ability of suppliers and subcontractors to access credit and, thus, impair their ability to provide us quality products or services in a timely manner, or at all.


Risks Related to Our Manufacturing and Operations


Cost overruns, inflation, delays and other risks could significantly impact our results, particularly with respect to fixed-price contracts.

A portion of our revenues and earnings is generated through fixed-price contracts. We recognize revenues for certain of these contracts over time whereby revenues and expenses, and thereby profit, in a given period are determined based on our estimates as to the project status and the costs remaining to complete a particular project.

Estimates of total revenues and cost at completion are subject to many variables, including the length of time to complete a contract. In addition, contract delays may negatively impact these estimates and our revenues and earnings results for affected periods.

To the extent that we underestimate the remaining cost to complete a project, we may overstate the revenues and profit in a particular period. Further, certain of these contracts provide for penalties or liquidated damages for failure to timely perform our obligations under the contract, or require that we, at our expense, correct and remedy certain defects to the satisfaction of the other party. Because some of our contracts are at a fixed price, we face the risk that cost overruns or inflation may exceed, erode or eliminate our expected profit margin, or cause us to record a loss on our projects.

Our operations are at risk of damage, destruction or disruption by natural disasters and other unexpected events.

The loss of, or substantial damage to, one or more of our facilities, our information system infrastructure or the facilities of our suppliers could make it difficult to manufacture our products and fulfill customer orders. Severe weather events (such as flooding, tornadoes or hurricanes), earthquakes, tsunamis, fires, explosions, acts of war, terrorism, civil unrest, outbreaks, epidemics or pandemics of infectious diseases (such as the COVID-19 pandemic), orders or actions by government authorities or requirements of law, embargoes or blockades, national or regional emergencies, telecommunications breakdowns, power outages or shortages, or other events beyond our reasonable control could adversely impact our operations.

Risks Related to Manufacturing Footprint Changes and Capacity Expansion.

We periodically invest in expanding or reconfiguring our manufacturing footprint, including constructing new facilities, adding production lines, relocating equipment and consolidating operations. These projects involve significant estimates and dependencies, and are subject to risks and uncertainties that include, among others, delays or denials of environmental, zoning or building permits; continued availability of necessary funding on acceptable terms or at all, contractor or supplier delays (including for long-lead-time equipment); availability of site utilities and interconnections; inflation in construction and installation costs; commissioning and qualification challenges; the ability to attract and train sufficient skilled personnel to staff new and expanded facilities; and achieving anticipated yields, throughput and cost-savings. Any failure to execute these projects as planned—or to bring capacity online in line with demand—could result in cost overruns, schedule slippage, production shortfalls, customer delivery delays, penalties under customer or incentive agreements, and reduced returns on invested capital. In addition, we may be unable to realize benefits from expansions of production facilities if relevant customer demand falls below anticipated levels. These risks may limit or delay the realization of benefits from our restructuring, cost-reduction or footprint-optimization and expansion initiatives and, depending on the nature and extent of the impact from these risks, they could have a material adverse effect on our business, results of operations, or financial condition.

Risks Related to Acquisitions and Dispositions

Acquisitions involve a number of risks and present financial, managerial and operational challenges.

Our recent and future acquisitions involve a number of risks and may present financial, managerial and operational challenges, including:
- Adverse effects on our reported operating results due to charges to earnings, including potential impairment charges associated with goodwill and other intangible assets;
- Diversion of management attention from core business operations;
- Integration of technology, operations, personnel and financial and other systems;
- Increased expenses;
- Increased foreign operations, often with unique issues relating to corporate culture, compliance with legal and regulatory requirements and other challenges;
- Assumption of known and unknown liabilities and exposure to litigation;
- Increased levels of debt or dilution to existing stockholders;
- Potential disputes with the sellers of acquired businesses; and
- Potential cybersecurity risks, as acquired systems may not possess the appropriate security measures.

We conduct operational, financial, tax, systems, and legal due diligence on all acquisitions; however, we cannot assure that all potential risks or liabilities are adequately discovered, disclosed, or understood in each instance.

In addition, internal controls over financial reporting of acquired companies may not be compliant with required standards. Issues may exist that could rise to the level of significant deficiencies or, in some cases, material weaknesses, particularly with respect to foreign companies or non-public U.S. companies.

Our integration activities may place substantial demands on our management, operational resources and financial and internal control systems. Customer dissatisfaction or performance problems with an acquired business, technology, service or product could also have a material adverse effect on our reputation and business.

Our failure to successfully complete acquisitions could negatively affect us.

We may not be able to consummate desired acquisitions, which could materially impact our growth rate, results of operations, future cash flows and stock price. Our ability to achieve our goals depends upon, among other things, our ability to identify and successfully acquire companies, businesses and product lines, to effectively integrate them and to achieve cost savings. We may also be unable to raise additional funds necessary to consummate these acquisitions. In addition, decreases in our stock price may adversely affect our ability to consummate acquisitions. Competition for acquisitions in our business areas may be significant and result in higher prices for businesses, including businesses that we may target, which may also affect our acquisition rate or benefits achieved from our acquisitions.

We may not achieve the expected cost savings and other benefits of our acquisitions.

We strive for and expect to achieve cost savings in connection with our acquisitions, including: (i) manufacturing process and supply chain rationalization, (ii) streamlining redundant administrative overhead and support activities, (iii) restructuring and repositioning sales and marketing organizations to eliminate redundancies, and (iv) achieving anticipated revenue synergies. Cost savings expectations are estimates that are inherently difficult to predict and are necessarily speculative in nature, and we cannot assure you that we will achieve expected, or any, cost savings in connection with an acquisition. In addition, we cannot assure you that unforeseen factors will not offset the estimated cost savings or other benefits from our acquisitions. As a result, anticipated benefits could be delayed, differ significantly from our estimates and the other information contained in this report, or not be realized.

Dispositions or liabilities retained in connection with dispositions could negatively affect us.

Our dispositions involve a number of risks and present financial, managerial and operational challenges, including diversion of management attention from running our core businesses, increased expense associated with the dispositions, potential disputes with the customers or suppliers of the disposed businesses, potential disputes with the acquirers of the disposed businesses and a potential dilutive effect on our earnings per share.

If dispositions are not completed in a timely manner, there may be a negative effect on our cash flows and/or our ability to execute our strategy. In addition, we may not realize some or all of the anticipated benefits of our dispositions. See "Business,"

"MD&A - Results of Discontinued Operations," and Note 4 to our consolidated financial statements for the status of our divestitures.

We have divested a number of businesses. With respect to some of these former businesses, we have contractually agreed to indemnify the counterparties against, or otherwise retain, certain liabilities, including certain lawsuits, tax liabilities, product liability claims, and environmental matters. Even without ongoing contractual indemnification obligations, we could be exposed to liabilities arising out of the businesses for certain activities prior to the divestitures. In addition, certain of the counterparties to those divestitures and/or the divested businesses have agreed to indemnify us or assume certain liabilities relating to those divestitures. However, there can be no assurance that the indemnity or assumption of liability by the counterparties or divested businesses will be sufficient to protect us against the full amount of these liabilities, or that a counterparty or divested business will be able to fully satisfy its obligations. Third parties also could seek to hold us responsible for any of the liabilities that a counterparty or divested business agreed to assume. Even if we ultimately succeed in recovering any amounts for which we were initially held liable, we may be temporarily required to bear these losses ourselves.

We may be unable to effect dispositions of non-core businesses on attractive terms or at all.

In connection with the acquisition of Crawford, we identified the businesses comprising its former Industrial & Transportation Products segment, which serve aerospace, defense, transportation, and marine markets, as non-core to our long-term strategy. We intend to execute on a plan to sell these businesses within twelve months, including identifying a suitable buyer(s). If we are unable to dispose of some or all of these businesses on attractive terms, or at all, it may divert significant resources away from our long-term strategy and may result in dilution to earnings. Additionally, the risks identified above with respect to completed dispositions may be applicable with respect to transactions we complete to divest any of these businesses.

Risks Related to Macro-Economic, Domestic and World Events

Governmental laws and regulations could negatively affect our business.

Changes in laws and regulations to which we are or may become subject could have a significant negative impact on our business. In addition, we could face material costs and risks if it is determined that we have failed to comply with relevant laws and regulations. We are subject to U.S. Customs and Export Regulations, including U.S. International Traffic and Arms Regulations and similar laws, which collectively control import, export and sale of technologies by companies and various other aspects of the operation of our business; the Foreign Corrupt Practices Act and similar anti-bribery laws, which prohibit companies from making improper payments to government officials for the purposes of obtaining or retaining business; the California Transparency in Supply Chain Act and similar laws and regulations, which relate to human trafficking and anti-slavery and impose new compliance requirements on our businesses and their suppliers; and the California Consumer Privacy Act of 2018 and the European General Data Protection Regulation, which establish data management requirements for the protection of personal information of individuals. While our policies and procedures mandate compliance with such laws and regulations, there can be no assurance that our employees and agents will always act in strict compliance. Failure to comply with such laws and regulations may result in civil and criminal enforcement, including monetary fines and possible injunctions against shipment of product or other of our activities, which could have a material adverse impact on our results of operations and financial condition.

Several of our businesses are reliant on or may be directly impacted by government regulations. Changes to these regulations may have a significant negative impact on these businesses. For example, (i) a reduction of Federal Aviation Administration regulations mandating lighting of towers and buildings at height; (ii) increases in Department of Energy regulations on energy efficiency requirements for heating, and (iii) a reduction in regulations requiring 811 calls to be made before the commencement of a digging project, could have a significant negative impact on these businesses. While we monitor these regulations and our businesses' plan for potential changes, there can be no assurance that we will be able to adapt in each circumstance. Failure to adapt if regulations change could have a material adverse impact on our results of operations and financial condition.

Difficulties presented by domestic economic, political, legal, accounting and business factors could negatively affect our business.

In 2025, approximately 80% of our revenues were generated inside the United States. Our reliance on U.S. revenues and U.S. manufacturing bases exposes us to a number of risks, including:
- Government embargoes or foreign trade restrictions such as antidumping duties, as well as the imposition of trade sanctions by the United States against a class of products imported from or sold and exported to, or the loss of "normal trade relations" status with, countries in which we conduct business, could significantly increase our cost of products imported into or exported from the United States or reduce our sales and harm our business and the relaxation of

embargoes and foreign trade restrictions by the United States could adversely affect the market for our products in the United States;

- Customs and tariffs may make it difficult or impossible for us to move our products or assets across borders in a cost-effective manner, may increase the price of our products which may lead to lost business, and may increase the cost of our raw materials, including raw materials sourced domestically;
- Transportation and shipping expenses may add additional cost to our products;
- Complications related to shipping, including delays due to weather, labor action, or customs, may impact our profit margins or lead to lost business;
- Environmental and other laws and regulations could increase our costs or limit our ability to run our business; and
- Our ability to obtain supplies from foreign vendors and ship products internationally may be impaired during times of crisis or otherwise.

Any of the above factors or other factors affecting the movement of people and products into and from various countries to North America could have a significant negative effect on our operations. In addition, our concentration on U.S. business may make it difficult to enter new markets, making it more difficult for our businesses to grow.

Worldwide economic conditions could negatively impact our businesses.

Poor macroeconomic conditions could negatively impact our businesses by adversely affecting, among other things, our:

- Revenues;
- Margins;
- Profits;
- Cash flows;
- Customers' orders, including order cancellation activity or delays on new or existing orders;
- Customers' ability to access credit;
- Customers' ability to pay amounts due to us;
- Suppliers' and distributors' ability to perform and the availability and costs of materials and subcontracted services; and
- Our ability to realize expected returns from facility expansions.

Our results of operations and prospects could be negatively impacted by downturns in economic conditions in relevant global and North American markets, including as a result of international trade tensions, the imposition, or threat of imposition, of tariffs and other trade barriers, including any new or increased tariffs or trade barriers announced by the U.S. government, and retaliatory tariffs announced in response thereto. In addition, economic instabilities resulting from geopolitical activities, including instabilities associated with armed conflicts, and the imposition of governmental sanctions in response thereto, and any conflict or threat of conflict that may affect nations relevant to our business or the businesses of our customers and vendors, could negatively impact our results of operations and prospects.

Our non-U.S. revenues and operations expose us to numerous risks that may negatively impact our business.

To the extent we generate revenues outside of the United States, non-U.S. revenues and non-U.S. manufacturing bases expose us to a number of risks, including:

- Customs, tariffs and trade restrictions, including the expiration or negotiation of free trade agreements such as the United States-Mexico-Canada Agreement, may make it difficult or impossible for us to move our products or assets across borders in a cost-effective manner, may increase the price of our products which may lead to lost business, and may increase the cost of our raw materials, including raw materials sourced domestically;
- Significant competition could come from local or long-term participants in non-U.S. markets who may have significantly greater market knowledge and substantially greater resources than we do;
- Local customers may have a preference for locally-produced products;
- Credit risk or financial condition of local customers and distributors could affect our ability to market our products or collect receivables;
- Regulatory or political systems or barriers may make it difficult or impossible to enter or remain in new markets. In addition, these barriers may impact our existing businesses, including making it more difficult for them to grow;
- Local political, economic and social conditions, including the possibility of hyperinflationary conditions, political instability, and nationalization of private enterprises;
- Unexpected changes relating to currency exchange rates could adversely impact our operations, revenues, operating profit and cash flows;
- Transportation and shipping expenses may add additional cost to our products;

- Complications related to shipping, including delays due to weather, labor action, or customs, may impact our profit margins or lead to lost business;
- Local, regional or worldwide hostilities, including armed conflicts, could impact our operations;
- Distance and language and cultural differences may make it more difficult to manage our business and employees and to effectively market our products and services; and
- Public health crises, including the outbreak of a pandemic or other contagious disease.

Any of the above factors or other factors affecting social and economic activity in the United Kingdom, Canada, and China or affecting the movement of people and products into and from these countries to our major markets, could have a significant negative effect on our operations.

Climate change and legal or regulatory responses thereto may have an adverse impact on our business and results of operations.

There is continuing concern that increases in global average temperatures as a result of increased concentration of carbon dioxide and other greenhouse gases in the atmosphere will cause significant adverse long-term climate changes, as well as more near-term changes in weather patterns that could adversely impact our operations. Moreover, concern over climate change may result in additional legal or regulatory requirements to disclose levels of carbon dioxide and other greenhouse gas emissions or that are designed to reduce or mitigate the effects of carbon dioxide and other greenhouse gas emissions on the environment. Many of our manufacturing plants and the products we manufacture, particularly in the HVAC reportable segment, use significant amounts of electricity generated by burning fossil fuels, which releases carbon dioxide. Additionally, many of the products we manufacture in the HVAC reportable segment use natural gas or oil as a fuel source and may be subject to increasing regulatory restrictions aimed at "de-carbonization" or the elimination of such fuel sources. Increased energy usage or compliance costs and expenses as a result of increased legal or regulatory requirements may cause disruptions in, or an increase in the costs associated with, the manufacturing and distribution of our products and we may be required to develop product improvements to satisfy developing energy-efficiency targets in order to remain competitive. The impacts of climate change and legal or regulatory initiatives to address climate change could have a long-term adverse impact on our business and results of operations. If we fail to achieve or improperly report on our progress on environmental and sustainability programs and initiatives or fail to develop product improvements to satisfy developing energy-efficiency targets, the results could have an adverse impact on our business, results of operations and financial condition.

In addition, under recently implemented governmental requirements, we have incurred additional costs in complying with climate-related reporting mandates. Under laws and regulations adopted in California, we, and other companies doing business in California that exceed requisite financial thresholds, are subject to extensive climate-related reporting. Certain of these laws and regulations are subject to pending legal challenges. Unless the reporting requirements of the California laws and related regulations are invalidated or substantially reduced as a result of these legal challenges, they will result in increased compliance costs and could result in regulatory reporting risks. Failure to comply with laws and regulations can have adverse consequences, including civil, administrative, and criminal penalties as well as a negative impact on the Company's reputation, business, results of operations and cash flows.

Failure to meet evolving expectations for other reporting on sustainability and social responsibility matters could adversely affect our sales and results of operations.

Expectations from investors, customers, team members, certain government agencies and other third parties for reporting on sustainability and social responsibility matters have increased over the past several years, and our ability to meet those expectations is dependent on a variety of factors, including cooperation from sourcing vendors and other third parties and having access to consistent and reliable data. Negative customer perceptions regarding the safety and sourcing of the products we sell and the sufficiency and transparency of our reporting on such matters and events that give rise to actual, potential, or perceived sustainability, social responsibility and similar concerns could hurt our reputation, result in lost sales, cause our customers to seek alternative sources for their needs and make it difficult and costly for us to regain the confidence of our customers.

<center>**Risks Related to Information, Technology and Cybersecurity**</center>

If we are unable to protect our information systems and networks against data corruption, cyber-based attacks or network security breaches, our operations could be disrupted.

We are increasingly dependent on cloud-based and other information technology ("IT") systems and networks, some of which are managed by third parties, to process, transmit, and store electronic information. We depend on such IT infrastructure for electronic communications among our locations around the world and between our personnel and suppliers and customers. In addition, we rely on these IT systems to record, process, summarize, transmit, and store electronic information, and to manage or support a variety of business processes and activities, including, among other things, our accounting and financial reporting

processes; our manufacturing and supply chain processes; our sales and marketing efforts; and the data related to our research and development efforts. The failure of our IT systems or those of our business partners or third-party service providers to perform properly, or difficulties encountered in the development of new systems or the upgrade of existing systems, could disrupt our business and harm our reputation, which may result in decreased sales, increased costs, excess or obsolete inventory, and product shortages, causing our business, reputation, financial condition, and operating results to suffer. Upon expiration or termination of any of our agreements with third-party vendors, we may not be able to replace the services provided to us in a timely manner or on terms and conditions, including service levels and cost, that are favorable to us, and a transition from one vendor to another vendor could subject us to operational delays and inefficiencies until the transition is complete.

IT security threats are increasing in frequency and sophistication, including state-sponsored attacks coordinated by certain foreign governments. We have experienced, and expect to continue to experience, cyber-attacks on our IT systems and networks. Cyber-attacks may be random, coordinated, or targeted, including sophisticated computer crime threats. These threats pose a risk to the security of our systems and networks, and those of our business partners and third-party service providers, and to the confidentiality, availability, and integrity of our data. Despite our implementation of security measures, cybersecurity threats, such as malicious software, ransomware, phishing attacks, computer viruses, and attempts to gain unauthorized access, cannot be completely mitigated and may become more virulent due to further development through the application of artificial intelligence. Our business, reputation, operating results, and financial condition could be materially adversely affected if, as a result of a significant cyber event or otherwise, our operations or industrial processes are disrupted or shutdown; our confidential, proprietary information is stolen or disclosed; the performance or security of our cloud-based product offerings is impacted; our intranet and internet sites are compromised; data is manipulated or destroyed; we incur costs or are required to pay fines in connection with stolen customer, employee, or other confidential information; we must dedicate significant resources to system repairs or increase cyber security protection; or we otherwise incur significant litigation or other costs.

In addition, newer generations of certain of our products include IT systems, including systems that are cloud-based and/or interconnect through the internet. These systems are subject to the same cybersecurity threats described above and the failure of these systems, including by cyber-attack, could disrupt our business, leading to potential exposure for us.

Operation on multiple Enterprise Resource Planning ("ERP") information systems and other applications may negatively impact our operations and internal control environment.

We are highly dependent on our information systems infrastructure to prepare customer quotes, process orders, purchase materials, track inventory, ship products in a timely manner, prepare invoices to our customers, maintain internal controls, produce financial data, and otherwise carry on our businesses in the ordinary course. From time to time we also undertake projects to implement new, or update existing, ERP systems and other applications. While we believe we have the experience, skill and management abilities, as well as access to the necessary experts and consultants, to plan and execute these projects without significant disruption to our businesses, ERP and other application implementations and updates are complex and inherently subject to risks and uncertainty. There is no assurance that the projects will succeed or that failures in the design, programming, software or implementation of these projects will not cause significant disruption to our businesses. Such a disruption could cause project cost overruns, which may be significant, losses in revenue, increases in operating costs, and reduced customer satisfaction, all of which would lead to a decline in profitability over the short term and possibly the long term. In addition, as the Company continues to pursue inorganic growth opportunities through acquisitions, our inability to properly assess the acquired ERP systems and other applications and, where necessary, implement upgrades or replacements, may prevent us from maximizing the value and realizing the synergies of those newly acquired businesses and ensuring the operating effectiveness of our internal control processes.

Our technology is important to our success, and failure to develop new products or make the appropriate investment in technology advancements may result in the loss of any sustainable competitive advantage in products, services and processes.

We believe the development of our intellectual property rights is critical to the success of our business. In order to maintain our market positions and margins, we need to regularly develop and introduce high-quality, technologically advanced and cost-effective products on a timely basis, in many cases in multiple jurisdictions around the world. Information technology systems, platforms and products are critical to our operating environment, product offerings and competitive position. Certain digitalization initiatives important to our long-term success may require capital investment, have significant risks associated with their execution, and could take several years to implement. If we do not accurately predict, prepare and respond to new technology innovations, market developments and changing customer needs, our revenues, profitability and long-term competitiveness could be materially adversely affected.

Failure to protect or unauthorized use of our intellectual property may harm our business.

Despite our efforts to protect our proprietary rights, unauthorized parties or competitors may copy or otherwise obtain and use our products or technology. The steps we have taken may not prevent unauthorized use of our technology or knowledge, particularly in foreign countries where the laws may not protect our proprietary rights to the same extent as in the United States. Costs incurred to defend our rights may be material.


Risks Related to Contingent Liabilities


Our current and planned products may contain defects or errors that are detected only after delivery to customers. If that occurs, our reputation may be harmed and we may face additional costs.

We cannot assure you that our product development, manufacturing and integration testing will be adequate to detect all defects, errors, failures and quality issues that could impact customer satisfaction or result in claims against us with regard to our products. As a result, we may have, and from time to time have had, to replace certain components and/or provide remediation in response to the discovery of defects in products that are shipped. The occurrence of any defects, errors, failures or quality issues could result in cancellation of orders, product returns, diversion of our resources, legal actions by our customers or our customers' end users and other losses to us or to any of our customers or end users, and could also result in the loss of or delay in market acceptance of our products and loss of sales, which would harm our business and adversely affect our revenues, profitability and cash flows.

We are subject to potential liability relating to claims, complaints and proceedings, including those relating environmental, product liability and other matters.

We are subject to various laws, ordinances, regulations and other requirements of government authorities in the United States and other nations. Additionally, changes in laws, ordinances, regulations, or other governmental policies may significantly increase our expenses and liabilities.

Certain claims, complaints, and proceedings arising in the ordinary course of business have been asserted or are pending against us or certain of our subsidiaries (collectively, "claims"). These claims relate to litigation matters, environmental matters, product liability matters, and other risk management matters (e.g., general liability, automobile, and workers' compensation claims). Periodically, claims, complaints and proceedings arising other than in the ordinary course of business have been asserted or are pending against us or certain of our subsidiaries (e.g. patent infringement), including claims with respect to businesses that we have acquired for matters arising before the relevant date of the acquisition. From time to time, we face actions by governmental authorities, both in and outside the United States. Additionally, we may become subject to other claims of which we are currently unaware, which may be significant, or the claims of which we are aware may result in our incurring significantly greater loss than we anticipate. Our insurance may be insufficient or unavailable (e.g., because of insurer insolvency) to protect us against potential loss exposures.

We face environmental exposures including, for example, those relating to discharges from and materials handled as part of our operations, the remediation of soil and groundwater contaminated by petroleum products or hazardous substances or wastes, and the health and safety of our employees. We may be liable for the costs of investigation, removal, or remediation of hazardous substances or petroleum products on, under, or in our current or formerly owned or leased properties, or from third-party disposal facilities that we may have used, without regard to whether we knew of, or caused, the presence of the contaminants. The presence of, or failure to properly remediate, these substances may have adverse effects, including, for example, substantial investigative or remedial obligations and limitations on the ability to sell or rent affected property or to borrow funds using affected property as collateral. New or existing environmental matters or changes in environmental laws or policies could lead to material costs for environmental compliance or cleanup. In addition, environmentally related product regulations are growing globally in number and complexity and could contribute to increased costs with respect to disclosure requirements, product sales and distribution related costs, and post-sale recycling and disposal costs. There can be no assurance that these liabilities and costs will not have a material adverse effect on our financial position, results of operations, or cash flows.

See "MD&A - Critical Accounting Estimates - Contingent Liabilities" and Note 15 to our consolidated financial statements for further discussion.

Risks Related to Human Capital Resources

The loss of key personnel and an inability to attract and retain qualified employees could have a material adverse effect on our operations.

We are dependent on the continued services of our leadership teams. The loss of these personnel without adequate replacement could have a material adverse effect on our operations. Additionally, we need qualified managers and skilled employees with technical and manufacturing industry experience in many locations in order to operate our business successfully. From time to time, there may be a shortage of qualified managers or skilled labor, which may make it more difficult and expensive for us to attract and retain qualified employees. If we were unable to attract and retain sufficient numbers of qualified individuals or our costs to do so were to increase significantly, our operations could be materially adversely affected.

We are subject to work stoppages, union negotiations, labor disputes and other matters associated with our labor force, which may adversely impact our operations and cause us to incur incremental costs.

At December 31, 2025, we had six domestic collective bargaining agreements covering approximately 480 of our approximately 4,700 employees. None of these collective bargaining agreements will expire in 2026 or are scheduled for negotiation and renewal. We also have various collective labor arrangements covering certain non-U.S. employee groups. We are subject to potential union campaigns, work stoppages, union negotiations and other potential labor disputes. Further, we may be subject to work stoppages, which are beyond our control, at our suppliers or customers.

Risks Related to Financial Matters

We may not be able to finance future needs or adapt our business plan to react to changes in economic or business conditions because of restrictions placed on us by our senior credit facilities and any existing or future instruments governing our other indebtedness.

Our senior credit facilities and agreements governing our other indebtedness contain, or future or revised instruments may contain, various restrictions and covenants that limit our ability to incur additional indebtedness, grant liens, and make investments unless certain financial tests or other criteria are satisfied. We also must comply with certain specified financial ratios and tests. Our subsidiaries may also be subject to restrictions on their ability to make distributions to us. In addition, our senior credit facilities and agreements governing our other indebtedness contain or may contain additional affirmative and negative covenants. Material existing restrictions are described more fully in the "MD&A - Liquidity and Financial Condition - Senior Credit Facilities" and Note 13 to our consolidated financial statements. Each of these restrictions could affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities, such as acquisitions.

If we do not comply with the covenants and restrictions contained in our senior credit facilities and agreements governing our other indebtedness, we could default under those agreements, and the debt, together with accrued interest, could be declared due and payable. If we default under our senior credit facilities, the lenders could cause all our outstanding debt obligations under our senior credit facilities to become due and payable or require us to repay the indebtedness under these facilities. If our debt is accelerated, we may not be able to repay or refinance our debt. In addition, any default under our senior credit facilities or agreements governing our other indebtedness could lead to an acceleration of debt under other debt instruments that contain cross-acceleration or cross-default provisions. If the indebtedness under our senior credit facilities is accelerated, we may not have sufficient assets to repay amounts due under our senior credit facilities or other debt securities then outstanding. Our ability to comply with these provisions of our senior credit facilities and agreements governing our other indebtedness will be affected by changes in the economic or business conditions or other events beyond our control. Complying with our covenants may also cause us to take actions that are not favorable to us and may make it more difficult for us to successfully execute our business strategy and compete, including against companies that are not subject to such restrictions.

A significant portion of our debt accrues interest at variable rates and increases in applicable benchmark interest rates could adversely affect our results of operations and cash flows.

Our profitability and cash flows may be adversely affected during any periods of unexpected or rapid increases in interest rates. Our senior credit agreement includes both term loan facilities and a revolving credit facility. Borrowings under these facilities accrue interest at either an alternate base rate or Term Secured Overnight Financing Rate ("SOFR") plus, in each case, an applicable margin based on our consolidated leverage ratio as defined in our senior credit agreement. A significant increase in Term SOFR or the other benchmark rates used in determining the alternative base rate would significantly increase our cost of borrowings. Further, any changes in regulatory standards or industry practices, such as the discontinuation of the use of Term SOFR and/or the transition to alternative benchmark rates may result in the usage of higher interest rates under our senior credit agreement, and our current or future indebtedness may be adversely affected. We are also exposed to risks if the U.S. Federal

Reserve raises its benchmark interest rate, which may reduce the availability of, and increase the cost of, obtaining new debt and refinancing existing indebtedness.

For additional information related to this risk, see Item 7A "Quantitative and Qualitative Disclosures About Market Risk."

Currency conversion risk could have a material impact on our reported results of business operations.

Our operating results are presented in U.S. dollars for reporting purposes. The strengthening or weakening of the U.S. dollar against other currencies in which we conduct business could result in unfavorable translation effects as the results of transactions in foreign countries are translated into U.S. dollars.

Increased strength of the U.S. dollar will increase the effective price of our products sold in U.S. dollars into other countries, which may have a material adverse effect on sales or require us to lower our prices, and also decrease our reported revenues or margins related to sales conducted in foreign currencies to the extent we are unable or determine not to increase local currency prices. Likewise, the increased strength of the U.S. dollar could allow competitors with foreign-based manufacturing costs to sell their products in the U.S. at lower prices. Alternatively, decreased strength of the U.S. dollar could have a material adverse effect on the cost of materials and products purchased overseas.

Similarly, increased or decreased strength of the currencies of non-U.S. countries in which we manufacture will have a comparable effect against the currencies of other jurisdictions in which we sell. For example, our Radiodetection business manufactures a number of detection instruments in the United Kingdom and sells to customers in other countries, therefore increased strength of the British pound sterling will increase the effective price of these products sold in British pound sterling into other countries; and decreased strength of British pound sterling could have a material adverse effect on the cost of materials and products purchased outside of the United Kingdom.

Credit and counterparty risks could harm our business.

The financial condition of our customers and distributors could affect our ability to market our products or collect receivables. In addition, financial difficulties faced by our customers may lead to cancellations or delays of orders.

Our customers may suffer financial difficulties that make them unable to pay for a project when completed, or they may decide not, or be unable, to pay us, either as a matter of corporate decision-making or in response to changes in local laws and regulations. We cannot assure you that expenses or losses for uncollectible amounts will not have a material adverse effect on our earnings and cash flows.

Currency and interest rate hedging activities may adversely impact our financial performance as a result of changes in relevant interest rates and currency rates.

We may use derivative financial instruments in order to reduce the substantial effects of currency and interest rate exposure on our cash flow and financial condition. These instruments may include foreign currency, currency swap agreements and currency option contracts, as well as interest rate swap agreements. We have entered into, and may continue to enter into, these or other hedging arrangements. By utilizing hedging instruments, we may forgo benefits that might result from fluctuations in currency exchange and interest rates. We are also exposed to the risk that counterparties to hedging contracts will default on their obligations. A default by such counterparties in performing their obligations under these hedging instruments could have an adverse effect on us.

Changes in tax laws and regulations or other factors could cause our income tax obligations to increase, potentially reducing our net income and adversely affecting our cash flows.

We are subject to taxation in various jurisdictions around the world. In preparing our financial statements, we provide for income taxes based on current tax laws and regulations and the estimated taxable income within each of these jurisdictions. Our income tax obligations, however, may be higher due to numerous factors, including changes in tax laws or regulations and the outcome of audits and examinations of our tax returns.

Officials in some of the jurisdictions in which we do business have proposed, or announced that they are reviewing, tax changes that could potentially increase taxes, and other revenue-raising laws and regulations, including those that may be enacted as a result of various OECD projects. Changes in applicable U.S. or foreign tax laws and regulations, or their interpretation and application, could have a material impact on our financial position, results of operations, and cash flows.

As indicated in Note 12 to our consolidated financial statements, we regularly have various income tax returns under examination or audit. In connection with these and any future examinations or audits, there is a risk that we could be challenged

by tax authorities on certain of the tax positions we have taken, or will take, on our tax returns. Although we believe that current tax laws and regulations support our positions, there can be no assurance that tax authorities will agree with our positions. In the event tax authorities were to challenge one or more of our tax positions, an unfavorable outcome could have a material adverse impact on our financial position, results of operations, and cash flows.

If the fair value of any of our reporting units is insufficient to recover the carrying value of the goodwill and other intangible assets of the respective reporting unit, a material non-cash charge to earnings could result.

At December 31, 2025, we had goodwill and other intangible assets, net, of $1,911.6. We conduct annual impairment testing to determine if we will be able to recover all or a portion of the carrying value of goodwill and indefinite-lived intangible assets. In addition, we review goodwill and indefinite-lived intangible assets for impairment more frequently if impairment indicators arise. If the fair value is insufficient to recover the carrying value of our goodwill and indefinite-lived intangible assets, we may be required to record a material non-cash charge to earnings.

The fair values of our reporting units generally are based on discounted cash flow projections that are believed to be reasonable under current and forecasted circumstances, the results of which form the basis for making judgments about carrying values of the reported net assets of our reporting units. Other considerations are also incorporated, including comparable price multiples. Many of our businesses closely follow changes in the industries and end markets that they serve. Accordingly, we consider estimates and judgments that affect the future cash flow projections, including principal methods of competition such as volume, price, service, product performance and technical innovations and estimates associated with cost reduction initiatives, capacity utilization, and assumptions for inflation and foreign currency changes. We monitor impairment indicators across all of our businesses. Significant changes in market conditions and estimates or judgments used to determine expected future cash flows that indicate a reduction in carrying value may give, and have given, rise to impairments in the period that the change becomes known.

Cost reduction actions may affect our business.

Cost reduction actions often result in charges against earnings. These charges can vary significantly from period to period and, as a result, we may experience fluctuations in our reported net income and earnings per share due to the timing of cost reduction actions.

Changes in key estimates and assumptions related to our defined benefit pension and postretirement plans, such as discount rates, assumed long-term return on assets, assumed long-term trends of future cost, and accounting and legislative changes, as well as actual investment returns on our pension plan assets and other actuarial factors, could affect our results of operations and cash flows.

We have defined benefit pension and postretirement plans, including both qualified and non-qualified plans, which cover a portion of our salaried and hourly employees and retirees, including a portion of our employees and retirees in foreign countries. As of December 31, 2025, our net liability to these plans was $92.8. The determination of funding requirements and pension expense or income associated with these plans involves significant judgment, particularly with respect to discount rates, long-term trends of future costs and other actuarial assumptions. If our assumptions change significantly due to changes in economic, legislative and/or demographic experience or circumstances, our pension and other benefit plans' expense, funded status and our required cash contributions to such plans could be negatively impacted. In addition, returns on plan assets could have a material impact on our pension plans' expense, funded status and our required contributions to the plans. Changes in regulations or law could also significantly impact our obligations. For example, see "MD&A - Critical Accounting Estimates" for the impact that changes in certain assumptions used in the calculation of our costs and obligations associated with these plans could have on our results of operations and financial position.

Our incurrence of additional indebtedness may affect our business and may restrict our operating flexibility.

At December 31, 2025, we had $501.6 in total indebtedness. On that same date, we had $1,489.5 of available borrowing capacity under our revolving credit facilities, after giving effect to borrowings under the domestic revolving loan facilities of $0.0 and $10.5 reserved for outstanding letters of credit. In addition, at December 31, 2025, we had $17.8 of available issuance capacity under our foreign credit instrument facilities after giving effect to $7.2 reserved for outstanding letters of credit. At December 31, 2025, our cash and equivalents balance was $366.0. See "MD&A - Liquidity and Financial Condition - Borrowings" and Note 13 to our consolidated financial statements for further discussion. We may incur additional indebtedness in the future, including indebtedness incurred to finance, or assumed in connection with, acquisitions. We may renegotiate or refinance our senior credit facilities or other debt facilities, or enter into additional agreements that have different or more stringent terms. Increases in the level of our indebtedness relative to our cash balances could:

- Impact our ability to obtain new, or refinance existing, indebtedness, on favorable terms or at all;

- Limit our ability to obtain, or obtain on favorable terms, additional debt financing for working capital, capital expenditures or acquisitions;
- Limit our flexibility in reacting to competitive and other changes in the industry and economic conditions;
- Limit our ability to pay dividends on our common stock in the future;
- Coupled with a substantial decrease in net operating cash flows due to economic developments or adverse developments in our business, make it difficult to meet debt service requirements; and
- Expose us to interest rate fluctuations to the extent existing borrowings are, and any new borrowings may be, at variable rates of interest, which could result in higher interest expense and interest payments in the event of increases in interest rates.

Our ability to make scheduled payments of principal or pay interest on, or to refinance, our indebtedness and to satisfy our other debt obligations will depend upon our future operating performance, which may be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond our control. In addition, we cannot assure you that future borrowings or equity financing will be available for the payment or refinancing of our indebtedness. If we are unable to service our indebtedness, whether in the ordinary course of business or upon an acceleration of such indebtedness, we may pursue one or more alternative strategies, such as restructuring or refinancing our indebtedness, selling assets, reducing or delaying capital expenditures, revising implementation of or delaying strategic plans or seeking additional equity capital. Any of these actions could have a material adverse effect on our business, financial condition, results of operations and stock price. In addition, we cannot assure that we would be able to take any of these actions, that these actions would enable us to continue to satisfy our capital requirements, or that these actions would be permitted under the terms of our various debt agreements.

Numerous banks in many countries are syndicate members in our credit facility. Failure of one or more of our larger lenders, or several of our smaller lenders, could significantly reduce availability of our credit, which could harm our liquidity.

Failure of our internal control over financial reporting could adversely affect our business and financial results.

Our management is responsible for establishing and maintaining effective internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with accounting principles generally accepted in the United States ("GAAP"). Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that we would prevent or detect a misstatement of our financial statements or fraud. Any failure to maintain an effective system of internal control over financial reporting could limit our ability to report our financial results accurately and timely or to detect and prevent fraud.

Risks Related to Ownership of Our Common Stock

Provisions in our corporate documents and Delaware law may delay or prevent a change in control of our company, and accordingly, we may not consummate a transaction that our stockholders consider favorable.

Provisions of our Certificate of Incorporation and By-laws may inhibit changes in control of our company not approved by our Board. These provisions include, for example: a classified board of directors with directors serving staggered three-year terms; a prohibition on stockholder action by written consent; a requirement that special stockholder meetings be called only by our Chairman, President or Board; advance notice requirements for stockholder proposals and nominations; limitations on stockholders' ability to amend, alter or repeal the By-laws; enhanced voting requirements for certain business combinations involving substantial stockholders; the authority of our Board to issue, without stockholder approval, preferred stock with terms determined in its discretion; and limitations on stockholders' ability to remove directors. In addition, we are afforded the protections of Section 203 of the Delaware General Corporation Law, which could have similar effects. In general, Section 203 prohibits us from engaging in a "business combination" with an "interested stockholder" (each as defined in Section 203) for at least three years after the time the person became an interested stockholder unless certain conditions are met. These protective provisions could result in our not consummating a transaction that our stockholders consider favorable or discourage entities from attempting to acquire us, potentially at a significant premium to our then-existing stock price.

Increases in the number of shares of our outstanding common stock could adversely affect our common stock price or dilute our earnings per share.

Sales of a substantial number of shares of common stock into the public market, or the perception that these sales could occur, could have a material adverse effect on our stock price. As of December 31, 2025, we had the ability to issue up to an additional 3.330 shares as restricted stock units, performance stock units, or stock options under our 2019 Stock Compensation Plan. We also may issue a significant number of additional shares, in connection with acquisitions, through a registration statement, or otherwise. For example, in 2025, we issued 3.059 shares of our common stock for cash in a registered public offering. Additional shares issued would have a dilutive effect on our earnings per share.

ITEM 1B. Unresolved Staff Comments

None.

ITEM 1C. Cybersecurity

All companies utilizing technology are subject to threats of breaches of their cybersecurity programs. We understand the importance of securing our data and information technology systems and networks, as well as the data customers and other stakeholders entrust to us. We have established policies, processes and practices for assessing, identifying, and managing material risks from cybersecurity threats which are integrated into our overall risk management program and based on frameworks established by the National Institute of Standards and Technology ("NIST"), the International Organization for Standardization ("ISO") and other applicable industry standards. Despite this, there can be no guarantee that our policies and procedures will be effective. Refer to "Risk Factors" for additional detail about the material cybersecurity risks that could affect our business strategy, results of operations, or financial condition, including under the heading "If we are unable to protect our information systems and networks against data corruption, cyber-based attacks or network security breaches, our operations could be disrupted". Our cybersecurity program includes the following:

Collaboration, Education, Incident Response and Recovery Planning

Our key security, risk, and compliance personnel meet regularly and, together with our cybersecurity consultants, develop strategies for preserving the confidentiality, integrity and availability of data and our information technology systems and networks. We have established incident response and recovery plans to address potential cybersecurity incidents, including assessing the severity of a cyber incident, which are regularly evaluated for their effectiveness. Management maintains controls and procedures and periodically conducts tabletop exercises that are designed to ensure prompt escalation of material cybersecurity incidents so that decisions regarding public disclosure and reporting of such incidents can be made by management and the Board of Directors (our "Board") in a timely manner. In addition, we regularly educate employees on the importance of maintaining the security of our information technology systems and networks and over handling and protecting customer and employee data, including through regular phishing awareness campaigns, security awareness communications, and recurring privacy and security training.

Risk Assessment and Technical Safeguards

On an ongoing basis, we assess cybersecurity risk, including the review of our policies, standards, processes and practices. These assessments include a variety of activities including third party security penetration testing and independent reviews of our information security control environment and operating effectiveness. The results of these assessment activities are presented to our Board, Audit Committee, and members of management. We regularly assess and deploy technical safeguards based on vulnerability assessments, cybersecurity threat intelligence and incident response experience. In addition, our third-party technology service providers are contractually obligated to maintain cybersecurity controls and provide System and Organization Controls ("SOC") SOC 2 reports, ISO 27001 certifications or complete our security questionnaires at the time of onboarding. On a recurring basis, our material third-party service providers are required to update their responses to our security questionnaires or provide updated reports as noted above.

Board and Management Oversight

Our chief information officer ("CIO") and chief information security officer ("CISO") have primary responsibility for assessing and managing material cybersecurity risks. Quarterly cybersecurity updates are provided to executive leadership to review security key performance indicators, identify security risks, and assess the status of approved security enhancements, and risk mitigation strategies. Our CIO has served in various roles in information technology and information security for over 30 years, including serving as the CIO of three other companies. Our CIO holds an undergraduate degree in computer science. Our CISO holds 11 industry security, risk, and/or privacy certifications and has served in various roles in information technology and information security for over 25 years, including serving as the Director, Global Security, Privacy & Data Governance for one of the world's largest privately held transport corporations. Our Board, in coordination with the Audit Committee, oversees our management of cybersecurity risk. The Audit Committee receives regular cybersecurity risk reports from management and, at least annually, our Board receives reports from management, including our CIO and CISO about the prevention, detection, mitigation, and remediation of cybersecurity incidents, including material security risks and information security vulnerabilities.

ITEM 2. Properties

The following is a summary of our principal properties as of December 31, 2025:

| | | No. of | Approximate Square Footage | |
	Location	Facilities	Owned	Leased
			(in millions)	
HVAC reportable segment	11 U.S. states and 3 foreign countries	34	2.8	2.2
Detection and Measurement reportable segment	8 U.S. states and 5 foreign countries	20	0.2	0.5
Corporate	1 U.S. state	1	—	0.1
Total		55	3.0	2.8

In addition to manufacturing plants, we own and lease various sales, service and other locations throughout the world. We consider these properties, as well as the related machinery and equipment, to be well maintained and suitable and adequate for their intended purposes.

ITEM 3. Legal Proceedings

See "Risk Factors," "MD&A — Critical Accounting Estimates — Contingent Liabilities," and Note 15 to our consolidated financial statements for a discussion of legal proceedings.

We are also subject to legal proceedings and claims that arise in the normal course of business. We believe these matters are either without merit or of a kind that should not have a material effect individually or in the aggregate on our financial position, results of operations or cash flows; however, we cannot assure you that these proceedings or claims will not have a material effect on our financial position, results of operations or cash flows.

ITEM 4. Mine Safety Disclosures

Not applicable.

PART II

ITEM 5. Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on the New York Stock Exchange under the symbol "SPXC."

We discontinued dividend payments in September 2015 in connection with the Spin-off and, thus, there have been no dividends declared since such time.

On May 13, 2025, May 14, 2024, and May 9, 2023, our Board of Directors re-authorized management, in its sole discretion, to repurchase our capital stock in any fiscal year. Under the authorization, we may repurchase shares through open market purchases, privately negotiated transactions or otherwise, and at prices and times and in amounts as we determine, subject to applicable restrictions under our senior credit agreement. Our senior credit agreement permits an unlimited amount of dividends and share repurchases if our consolidated leverage ratio (as calculated under the senior credit agreement) is less than 3.00 to 1.00. Otherwise, the senior credit agreement restricts our payment of dividends and repurchase of shares if the aggregate amount of dividends and repurchases in any fiscal year exceeds the greater of $100.0 million and 20% of consolidated EBITDA (as defined in the senior credit agreement) for the prior twelve months plus, in each case, a basket amount based on our cumulative consolidated net income from a specified date.

As of December 31, 2025, the maximum approximate dollar value of our common stock that may be purchased under this authorization during the current fiscal year is $100.0 million. The number of stockholders of record of our common stock as of February 20, 2026 was 1,876.

Company Performance

This graph shows a five-year comparison of cumulative total returns for SPX, the S&P 500 Index, the S&P 1500 Industrials Index, and the S&P 600 Index. The graph assumes an initial investment of $100 on December 31, 2020 and the reinvestment of dividends.



	2020	2021	2022	2023	2024	2025
SPX Technologies, Inc.	$ 100.00	$ 109.42	$ 120.37	$ 185.20	$ 266.81	$ 366.81
S&P 500	100.00	128.71	105.40	133.10	166.40	196.16
S&P 1500 Industrials	100.00	122.18	114.33	137.62	160.94	190.46
S&P 600	100.00	125.27	103.45	117.81	125.85	131.18

ITEM 6. [Reserved]

**ITEM 7. Management's Discussion and Analysis of Financial Condition
and Results of Operations**

(in millions, except share data)

The following should be read in conjunction with our consolidated financial statements and the related notes thereto. Unless otherwise indicated, amounts provided in Item 7 pertain to continuing operations only.

Potential Impacts of Geopolitical Conflicts

Ongoing geopolitical conflicts, and governmental actions implemented in response to these conflicts, did not have a significant adverse impact on our operating results during the periods presented. We are monitoring the availability of certain raw materials that are supplied by businesses in the countries impacted by these conflicts. However, at this time, we do not expect the potential adverse impact to be material to our operating results. These conflicts have created significant additional demand for certain products within our communication technologies business. The longer-term impact of these global events on our business is currently unknown due to the uncertainty around their duration and broader impact.

Impacts of Tariffs and Other Cost Increases

Beginning in 2025, the U.S. government announced significant additional tariffs on goods imported to the U.S., which have subsequently been modified, including by extending the date the announced tariffs would become applicable. In response, certain governments have announced significant retaliatory tariffs on goods imported from the U.S. We continue to analyze the impact of these announced tariffs on our business. While these new tariffs did not have a direct material impact on our results of operations in fiscal year 2025, we are unable to determine the full impact of such tariffs, if implemented on announced terms, on our results of operations or general economic conditions in relevant global and North American markets. We believe that our diverse set of businesses, along with our strong balance sheet and available liquidity, position us well to manage the direct adverse impacts of the announced tariffs. We have taken actions to manage near-term costs and cash flows, and implemented actions to address potential material sourcing challenges we could face over the near-term. Lastly, we will continue to assess the actual and expected impacts of the tariffs and the need for further actions.

Executive Overview

Revenues for 2025 totaled $2,265.1, compared to $1,983.9 in 2024 (and $1,741.2 in 2023). The increase in revenues during 2025, compared to 2024, was due primarily to (i) inorganic revenue growth resulting from the Ingénia and Sigma & Omega acquisitions within the HVAC reportable segment and the KTS acquisition within the Detection and Measurement reportable segment and (ii) organic revenue growth within the HVAC and Detection and Measurement reportable segments. The increase in revenues during 2024, compared to 2023 was due primarily to (i) inorganic revenue growth resulting from the Ingénia, ASPEQ, and TAMCO acquisitions (each within the HVAC reportable segment) and (ii) organic revenue growth within the HVAC reportable segment.

For 2025, operating income totaled $350.4, compared to $308.3 in 2024 (and $221.9 in 2023).

Additional details on certain matters noted above as well as significant items impacting the financial results for 2025, 2024, and 2023 are as follows:

2025:
- On January 27, 2025, we completed the acquisition of KTS
  ◦ The purchase price for KTS was $340.0, inclusive of amounts related to future service obligations of certain existing employees of $46.5 and net of an adjustment to the purchase price of $2.4 received during 2025 related to acquired working capital.
  ◦ The post-acquisition operating results of KTS are included within our Detection and Measurement reportable segment.

- On April 15, 2025, we completed the acquisition of Sigma & Omega
  ◦ The purchase price for Sigma & Omega was $143.3, net of (i) an adjustment to the purchase price of $0.3 received during 2025 related to acquired working capital and (ii) cash acquired of $0.2.
  ◦ The post-acquisition operating results of Sigma & Omega are included within our HVAC reportable segment.

- Registered Public Offering
  ◦ On August 12, 2025, the Company entered into an underwriting agreement, pursuant to which the Company agreed to issue and sell in a registered public offering 3.059 shares of the Company's common stock, at a purchase price of $188.0 per share (the "Offering").

- ◦ The net proceeds to the Company from the Offering, after deducting underwriting discounts, commissions, and offering expenses payable by the Company of $23.9, were $551.1.

- Financing Activities
  - ◦ On September 9, 2025, we amended and restated our senior credit agreement (as amended, the "Amended Credit Agreement").
    - ▪ The amendment provides for committed senior secured financing in the aggregate amount of $2,025.0, including a multicurrency revolving credit facility in an aggregate principal amount up to the equivalent of $1,500.0, and makes certain conforming changes and other amendments.
    - ▪ We utilize the credit capacity to finance, in part, permitted acquisitions, to pay related fees, costs and expenses and for other lawful corporate purposes.
  - ◦ During the second quarter of 2025, we renewed our trade receivables financing agreement for the following 12 months, whereby we can borrow, on a continuous basis, up to $100.0, as available.
  - ◦ We have investments in company-owned life insurance ("COLI") policies, which are recorded at their cash surrender value at each balance sheet date. During 2024, we borrowed $41.2 against the cash surrender value of these COLI policies. During 2025, we repaid the then-outstanding borrowings totaling $37.4, inclusive of accrued interest.
  - ◦ See Note 13 to our consolidated financial statements for additional details.

- Changes in Estimated Value of an Equity Security - Filtran Group Equity, LLC ("Filtran")
  - ◦ During 2025, we recorded gains of $23.0 within "Other income (expense), net" related to increases in the estimated value of an equity security in Filtran that we hold.
  - ◦ In the fourth quarter of 2025, Parker-Hannifin Corporation entered into an agreement to acquire the majority of the underlying businesses indirectly held by an investee of Filtran through a planned merger, while Donaldson Company, Inc. entered into an agreement to acquire the remaining business on February 2, 2026. Based on an updated net asset value provided by the investee considering these transactions, we recorded a gain of $18.5 in the fourth quarter of 2025.
  - ◦ See Note 17 to our consolidated financial statements for additional detail.

- One Big Beautiful Bill Act
  - ◦ On July 4, 2025, new legislation commonly referred to as the One Big Beautiful Bill Act (the "Act") was signed into law in the United States and contains a broad range of tax provisions affecting businesses. The Act has several provisions which reduced our taxes paid in 2025 by approximately $15.0. We have included the impact of the Act in our consolidated balance sheet at December 31, 2025. The legislation did not have a material impact on our results of operations.

- Actuarial Gains/Losses on Pension and Postretirement Plans
  - ◦ During 2025, we recorded actuarial losses of $5.5 in connection with the annual remeasurement of our pension and postretirement plans with such losses resulting primarily from decreases in discount rates.
  - ◦ See Notes 1 and 11 to our consolidated financial statements for additional details.

- Facility Expansion
  - ◦ During the fourth quarter of 2025, we entered into an agreement to purchase land and buildings related to a new facility. This property will be enhanced through acquisition and installation of further machinery and equipment in 2026 to increase the capacity for our engineered air movement and handling and cooling products businesses. Total capital expenditures related to these expansion efforts totaled $62.0 in 2025.

2024:
- On February 7, 2024, we completed the acquisition of Ingénia
  - ◦ The purchase price for Ingénia was $292.0, net of (i) an adjustment to the purchase price of $2.1 received during 2024 related to acquired working capital and (ii) cash acquired of $1.5.
  - ◦ The post-acquisition operating results of Ingénia are included within our HVAC reportable segment.

- Financing Activities
  - ◦ On August 30, 2024, we entered into an amendment to the prior iteration of our senior credit agreement.

- The amendment increased the aggregate revolving credit commitments available under the prior senior credit agreement from $500.0 to $1,000.0 and made certain conforming changes and other amendments.
- We utilized the increased revolving credit capacity to finance, in part, permitted acquisitions, to pay related fees, costs and expenses and for other lawful corporate purposes.
- During the third quarter of 2024, we renewed, and increased the capacity of, our trade receivables financing agreement for a period of 12 months, whereby we could borrow, on a continuous basis, up to $100.0, as available.
- See Note 13 to our consolidated financial statements for additional details of our indebtedness.

- Changes in Estimated Value of an Equity Security - Filtran
  - We recorded a loss of $4.2 within "Other income (expense), net" related to decreases in the estimated value of the equity security in Filtran that we hold.
  - See Note 17 to our consolidated financial statements for additional details.

- Actuarial Losses on Pension and Postretirement Plans
  - During 2024, we recorded actuarial losses of $2.6 in the fourth quarter in connection with the annual remeasurement of our pension and postretirement plans with such losses resulting primarily from lower than expected returns on plan assets, partially offset by increases in discount rates.
  - See Notes 1 and 11 to our consolidated financial statements for additional details.

- Resolution of Dispute with Seller of ULC
  - In connection with our acquisition of the ULC Technologies ("ULC") business in September 2020, the seller of ULC was eligible for contingent consideration of up to $45.0 under an earn-out provision.
  - During the third quarter of 2021, we concluded that none of the milestones for the payment of any of the contingent consideration were achieved.
  - On May 20, 2024, we entered into a settlement agreement with the seller of ULC to resolve a lawsuit it commenced in August 2022 seeking contingent consideration of $15.0, prejudgment interest on that amount, and attorney's fees.
  - The settlement agreement required a payment by us to the seller of ULC of $8.4, which was paid during the second quarter of 2024, with a corresponding charge recorded within "Other operating expense" within our consolidated statement of operations. We expect this payment to be tax deductible in future periods.

- Resolution of claims with Prime Contractor of the South Africa Power Projects
  - On September 5, 2023, SPX and our DBT Technologies (PTY) LTD ("DBT") subsidiary entered into an agreement with Mitsubishi Heavy Industries Power — ZAF (f.k.a. Mitsubishi-Hitachi Power Systems Africa (PTY) LTD) ("MHI") to affect the negotiated resolution of all claims between the parties with respect to DBT's involvement in two large power projects in South Africa - Kusile and Medupi (the "Settlement Agreement").
  - In connection with the Settlement Agreement, DBT made a payment of $25.1 (net of $2.0 received on a related foreign currency forward agreement) during the year ended December 31, 2024.
  - See Notes 4 and 15 to our consolidated financial statements for additional details.

2023:
- On April 3, 2023, we completed the acquisition of TAMCO
  - The purchase price for TAMCO was $125.5, inclusive of an adjustment of $0.2 paid during 2023 related to acquired working capital, and net of cash acquired of $1.0.
  - The post-acquisition operating results of TAMCO are included within our HVAC reportable segment.

- On June 2, 2023, we completed the acquisition of ASPEQ
  - The purchase price for ASPEQ was $421.5, net of (i) an adjustment to the purchase price of $0.3 received during 2023 related to acquired working capital and (ii) cash acquired of $0.9.
  - The post-acquisition operating results of ASPEQ are included within our HVAC reportable segment.

- Incremental Term Loan
  - On April 21, 2023, a prior iteration of our senior credit agreement was amended to provide for an additional senior secured term loan in the aggregate amount of $300.0, which was borrowed during the second quarter of 2023.
  - The funds from the additional term loan were used to partially fund the acquisition of ASPEQ.

- ◦ See Note 13 to our consolidated financial statements for additional details of our indebtedness.

- Resolution of Claims with Prime Contractor of South Africa Power Projects
  - ◦ In connection with the Settlement Agreement, the Company incurred a charge, net of tax, of $54.2 during the third quarter of 2023. The charge included the write-off of $15.2 in net amounts due from MHI. Such charge is included in "Loss on disposition of discontinued operations, net of tax" for the year ended December 31, 2023. In addition, DBT made a payment of $25.3 to MHI during the year ended December 31, 2023, in connection to the Settlement Agreement.
  - ◦ See Notes 4 and 15 to our consolidated financial statements for additional details.

- Actuarial Losses on Pension and Postretirement Plans
  - ◦ During 2023, we recorded actuarial losses of $11.3 in the fourth quarter in connection with the annual remeasurement of our pension and postretirement plans with such losses resulting primarily from decreases in discount rates.
  - ◦ See Notes 1 and 11 to our consolidated financial statements for additional details.

- Resolution of Dispute with Former Representative
  - ◦ During the fourth quarter of 2023, we recorded a charge within "Other operating expense" of $9.0 related to the resolution of a dispute with a former representative at one of our businesses within the Detection and Measurement reportable segment.
  - ◦ See Note 15 to our consolidated financial statements for additional details.

Results of Continuing Operations

Cyclicality of End Markets, Seasonality and Competition — The financial results of our businesses closely follow changes in the industries in which they operate and end markets in which they serve. In addition, certain of our businesses have seasonal fluctuations. For example, certain of our heating products businesses tend to be stronger in the third and fourth quarters, as customer buying habits are driven largely by seasonal weather patterns. In aggregate, our businesses generally tend to be stronger in the second half of the year.

Although our businesses operate in highly competitive markets, our competitive position cannot be determined accurately in the aggregate or by segment since none of our competitors offer all the same product lines or serve all the same markets as we do. In addition, specific reliable comparative figures are not available for many of our competitors. In most product groups, competition comes from numerous concerns, both large and small. The principal methods of competition are service, product performance, technical innovation and price. These methods vary with the type of product sold. We believe we compete effectively on the basis of each of these factors.

The following table provides selected financial information for the years ended December 31, 2025, 2024, and 2023, including the reconciliation of organic revenue increase to net revenue increase:

| | Year ended December 31, | | | 2025 vs | 2024 vs |
	2025	2024	2023	2024 %	2023 %
Revenues	$ 2,265.1	$ 1,983.9	$ 1,741.2	14.2 %	13.9 %
Gross profit	917.7	799.4	670.0	14.8	19.3
% of revenues	40.5 %	40.3 %	38.5 %		
Selling, general and administrative expense	477.6	414.6	394.4	15.2	5.1
% of revenues	21.1 %	20.9 %	22.7 %		
Selling, general and administrative — intangible amortization	87.4	64.5	43.9	35.5	46.9
Impairment of intangible assets	0.7	—	—	*	*
Special charges, net	1.1	3.6	0.8	(69.4)	350.0
Other operating expense	0.5	8.4	9.0	*	*
Other income (expense), net	8.5	(9.3)	(10.1)	*	*
Interest expense, net	(43.3)	(43.6)	(25.5)	(0.7)	71.0
Loss on amendment/refinancing of senior credit agreement	(1.5)	—	—	*	*
Income from continuing operations before income taxes	314.1	255.4	186.3	23.0	37.1
Income tax provision	(68.6)	(53.6)	(41.6)	28.0	28.8
Income from continuing operations	245.5	201.8	144.7	21.7	39.5
Components of consolidated revenue increase:					
Organic				6.3	6.2
Foreign currency				0.1	—
Acquisitions				7.8	7.7
Net revenue increase				14.2	13.9

* Not meaningful for comparison purposes.

Revenues — For 2025, the increase in revenues, compared to 2024, was due primarily to (i) inorganic revenue growth resulting from the Ingénia and Sigma & Omega acquisitions within the HVAC reportable segment and the KTS acquisition within the Detection and Measurement reportable segment and (ii) organic revenue growth within the HVAC and Detection and Measurement reportable segments.

For 2024, the increase in revenues, compared to 2023, was due primarily to (i) inorganic revenue growth resulting from the Ingénia, ASPEQ, and TAMCO acquisitions within the HVAC reportable segment and (ii) organic revenue growth within the HVAC reportable segment.

Gross Profit — For 2025, the increase in gross profit and gross profit as a percentage of revenues, compared to 2024, was due primarily to (i) the revenue growth mentioned above and associated operating leverage, and (ii) favorable project execution and more accretive mix within our HVAC reportable segment.

For 2024, the increase in gross profit and gross profit as a percentage of revenues, compared to 2023, was due primarily to (i) the revenue growth mentioned above and associated operating leverage, (ii) more favorable project execution and product mix, primarily within the Detection and Measurement reportable segment, and (iii) the impact of continuous improvement initiatives, partially offset by increases in personnel costs, primarily within our HVAC reportable segment, due to annual merit increases and growth-related headcount additions.

Selling, General and Administrative ("SG&A") Expense — For 2025, the increase in SG&A expense, compared to 2024, was due primarily to (i) higher acquisition and integration-related costs of $23.8, (ii) incremental SG&A resulting from the acquisitions of Ingénia, KTS and Sigma & Omega of $12.5, (iii) increases in personnel costs primarily due to annual merit increases and growth-related headcount additions of $4.5, and (iv) higher corporate expense of $3.8.

For 2024, the increase in SG&A expense, compared to 2023, was due primarily to incremental SG&A resulting from (i) the acquisitions of Ingénia, ASPEQ, and TAMCO of $20.7 (including integration costs of $3.3), (ii) increases in personnel costs,

primarily within our HVAC reportable segment, due to annual merit increases and growth-related headcount additions, and (iii) $1.6 of additional long-term incentive compensation, partially offset by a reduction in corporate expense of $4.8.

Selling, General and Administrative - Intangible Amortization — For 2025, the increase in intangible asset amortization, compared to 2024, was primarily related to (i) incremental amortization of intangible assets associated with the acquisitions of KTS and Sigma & Omega, and a full year of amortization for the Ingénia acquisition and (ii) higher acquired backlog amortization from the KTS and Sigma & Omega acquisitions compared to Ingénia of $5.7.

For 2024, the increase in intangible amortization, compared to 2023, was primarily related to incremental amortization associated with (i) backlog from the Ingénia acquisition and (ii) other intangible assets associated with the acquisition of Ingénia and a full year of amortization for the TAMCO and ASPEQ acquisitions.

Impairment of Intangible Assets — During 2025, we recorded an impairment charge of $0.7 related to the indefinite-lived trademark associated with ULC.

Special Charges, Net — Special charges, net, relate primarily to recording, and subsequent adjustments of, severance costs and non-cash asset write-downs associated with restructuring actions at businesses within our HVAC and Detection and Measurement reportable segments to consolidate manufacturing, distribution, sales and administrative facilities, reduce workforce, and rationalize certain product lines. See Note 8 to our consolidated financial statements for the details of actions taken in 2025, 2024, and 2023. The components of special charges, net, are as follows:

	Year ended December 31,		
	2025	2024	2023
Employee termination costs	$ 0.5	$ 2.4	$ 0.8
Facility consolidation costs	—	0.3	—
Non-cash asset write-downs	0.6	0.9	—
Total	$ 1.1	$ 3.6	$ 0.8

Other Operating Expense — During 2024, we recorded a charge of $8.4 related to a settlement with the seller of ULC regarding additional contingent consideration. See Note 15 to the consolidated financial statements for additional details.

During 2023, we recorded a charge of $9.0 related to the resolution of a dispute with a former representative at one of our businesses within the Detection and Measurement reportable segment. See Note 15 to the consolidated financial statements for additional details.

Other Income (Expense), Net — Other income (expense), net, for 2025 was composed primarily of gains of $23.0 related to changes in the net asset value of our equity interest in Filtran, income of $5.2 derived from COLI policies and a gain of $0.4 related to the settlement of our interest rate swaps which were settled commensurate with the amendment of our Amended Credit Agreement, partially offset by (i) environmental remediation charges of $9.1, (ii) pension and postretirement expense of $8.2 (including net settlement and actuarial losses of $5.8), and (iii) foreign currency transaction losses of $2.5.

Other income (expense), net, for 2024 was composed primarily of (i) environmental remediation charges of $6.7, (ii) a loss of $4.2 related to a change in the estimated fair value of an equity security that we hold, and (iii) pension and postretirement expense of $4.5 (including actuarial losses of $2.6), partially offset by gains on disposal of property, plant and equipment of $3.2, income derived from COLI policies of $2.3, and foreign currency transaction gains of $0.8.

Other income (expense), net, for 2023 was composed primarily of (i) pension and postretirement expense of $12.2 (including actuarial losses of $11.3), (ii) foreign currency transaction losses of $0.9, and (iii) environmental remediation charges of $0.9, partially offset by gains of (i) $3.6 related to a change in the estimated value of an equity security that we hold and (ii) $0.4 related to income derived from COLI policies.

Interest Expense, Net — Interest expense, net, includes both interest expense and interest income. The decrease in interest expense, net, during 2025, compared to 2024, was due to an increase in interest income on available cash balances, partially offset by higher interest expense due to higher average debt balances during 2025, despite the impact of the repayment of the borrowings under the revolving credit facility from a portion of the net proceeds of the Offering. The higher average debt balances prior to the post-Offering repayment primarily resulted from borrowings associated with acquisitions made during the year. Refer to Note 13 to the consolidated financial statements for additional details.

The increase in interest expense, net, during 2024, compared to 2023, was due primarily to higher average debt balances during the 2024 periods, primarily resulting from borrowings associated with the Ingénia, ASPEQ, and TAMCO acquisitions. Refer to Note 13 to the consolidated financial statements for additional details.

Loss on Amendment/Refinancing of Senior Credit Agreement — During 2025, we recorded charges of $1.5 associated with the amendment of our senior credit agreement related to the write-off of a portion of previously unamortized deferred financing costs totaling $1.0 and transaction costs of $0.5.

Income Taxes — During 2025, we recorded an income tax provision of $68.6 on $314.1 of pre-tax income from continuing operations, resulting in an effective rate of 21.8%. The most significant items impacting the income tax provision for 2025 were (i) $9.3 of excess tax benefits associated with stock-based compensation awards that vested and/or were exercised during the period and (ii) $1.4 of tax benefits resulting from increased federal tax credits and incentives.

During 2024, we recorded an income tax provision of $53.6 on $255.4 of pre-tax income from continuing operations, resulting in an effective rate of 21.0% The most significant items impacting the income tax provision for 2024 were (i) $11.0 of excess tax benefits associated with stock-based compensation awards that vested and/or were exercised during the period and (ii) $0.7 of tax benefits related to changes in our estimate of valuation allowances recognized against certain deferred tax assets, as we now expect to realize these deferred tax assets.

During 2023, we recorded an income tax provision of $41.6 on $186.3 of pre-tax income from continuing operations, resulting in an effective rate of 22.3%. The most significant items impacting the income tax provision for 2023 were (i) $2.3 of tax benefits related to changes in our estimate of valuation allowances recognized against certain deferred tax assets, as we now expect to realize these deferred tax assets, (ii) $1.8 of excess tax benefits associated with stock-based compensation awards that vested and/or were exercised during the period, and (iii) $1.1 of tax benefits related to revisions to liabilities for uncertain tax positions.

Results of Discontinued Operations

Wind-Down of the Heat Transfer Business

During the fourth quarter of 2020, we completed a wind-down plan for our Heat Transfer business, which included providing all products and services on the business's remaining contracts with customers. As a result, we are reporting Heat Transfer as a discontinued operation for all periods presented.

Wind-Down of DBT Business

We completed the wind-down of our DBT business during the fourth quarter of 2021 after it ceased all operations, including those related to two large power projects in South Africa (Kusile and Medupi). As a result, we are reporting DBT as a discontinued operation in our consolidated financial statements for all periods presented.

On September 5, 2023, DBT and SPX entered into the Settlement Agreement with MHI. The Settlement Agreement provides for full and final settlement and mutual release of all claims between the parties with respect to the projects, including any claim against SPX Technologies, Inc. as guarantor of DBT's performance on the projects. It also provides that the underlying subcontracts are terminated and all obligations of both parties under the subcontracts have been satisfied in full. In connection with the Settlement Agreement, we incurred a charge, net of tax, of $54.2 during the third quarter of 2023. The charge included the write-off of $15.2 in net amounts due from MHI. Such charge is included in "Loss on disposition of discontinued operations, net of tax" for the year ended December 31, 2023.

Prior to the Settlement Agreement, on February 22, 2021, a dispute adjudication panel issued a ruling in favor of DBT against MHI related to costs incurred in connection with delays on two units of the Kusile project. In connection with the ruling, DBT received South African Rand 126.6 (or $8.6 at the time of payment). This ruling was subject to final and binding arbitration in this matter. In March 2023, an arbitration tribunal upheld the decision of the dispute adjudication panel. As a result, the South African Rand 126.6 (or $7.0) was recorded as income during the first quarter of 2023, with such amount recorded within "Loss on disposition of discontinued operations, net of tax." Additionally, in June 2023, the arbitration tribunal ruled DBT was entitled to recover $1.3 of legal costs incurred related to the arbitration. Such amount received from MHI was recorded to "Loss on disposition of discontinued operations, net of tax" during the year ended December 31, 2023. Additionally, in May 2023, a separate arbitration tribunal ruled DBT was entitled to recover $5.5 of legal costs incurred related to another prior arbitration. Such amount received from MHI was recorded to "Loss on disposition of discontinued operations, net of tax" during the year ended December 31, 2023.

For the years ended December 31, 2025, 2024 and 2023, results of operations from our businesses reported as discontinued operations were as follows:

	Year ended December 31,		
	2025	**2024**	**2023**
DBT [1]			
Loss from discontinued operations	$ (1.5)	$ (0.6)	$ (69.0)
Income tax benefit (provision)	—	(0.1)	15.3
Loss from discontinued operations, net	(1.5)	(0.7)	(53.7)
All other [2]			
Loss from discontinued operations	—	(0.3)	(1.3)
Income tax benefit (provision)	—	(0.3)	0.2
Loss from discontinued operations, net	—	(0.6)	(1.1)
Total			
Loss from discontinued operations	(1.5)	(0.9)	(70.3)
Income tax benefit (provision)	—	(0.4)	15.5
Loss from discontinued operations, net	$ (1.5)	$ (1.3)	$ (54.8)

[1] Loss for the years ended December 31, 2025 and 2024 related primarily to costs incurred to support DBT through a liquidation process related to a subcontractor engaged by DBT during the Kusile project. Loss for the year ended December 31, 2023 resulted primarily from the charge, and related income tax impacts, recorded in connection with the Settlement Agreement referred to above and legal costs incurred in connection with the various dispute resolution matters. This loss for the year ended December 31, 2023 was partially offset by arbitration awards received, which are discussed above.

[2] Loss for the years ended December 31, 2024, and 2023 resulted primarily from revisions to liabilities, including income tax liabilities, retained in connection with prior dispositions.

Results of Reportable Segments and Corporate Expense

The following information should be read in conjunction with our consolidated financial statements and related notes. These results exclude the operating results of discontinued operations for all periods presented. See Note 7 to our consolidated financial statements for a description of each of our reportable segments.

HVAC Reportable Segment

	Year Ended December 31,			2025 vs. 2024 %	2024 vs. 2023 %
	2025	**2024**	**2023**		
Revenues	$ 1,518.2	$ 1,364.7	$ 1,122.3	11.2	21.6
Segment Income	372.6	323.9	234.4	15.0	38.2
% of revenues	24.5 %	23.7 %	20.9 %		
Components of revenue increase:					
Organic				6.1	9.7
Foreign currency				—	(0.1)
Acquisitions				5.1	12.0
Net revenue increase				11.2	21.6

Revenues — For 2025, the increase in revenues, compared to 2024, was due primarily to organic revenue growth and inorganic revenue growth resulting from the Ingénia and Sigma & Omega acquisitions. The organic revenue growth was due predominantly to higher volumes of both heating and cooling products driven by (i) continued strength in demand and higher throughput primarily from continued production capacity expansion, and (ii) the impact of lower volumes of heating products in 2024 associated with the unseasonably warm winter conditions prevalent in the relevant end markets during the first quarter of 2024.

For 2024, the increase in revenues, compared to 2023, was due primarily to (i) inorganic revenue growth resulting from the Ingénia, ASPEQ, and TAMCO acquisitions and (ii) organic revenue growth. The organic revenue growth was due primarily to (i) increased volume of cooling products driven by continued strength in demand and higher throughput resulting from expanded

production capacity and (ii) execution of a larger-than-typical service project within our cooling business. These increases were partially offset by modest organic revenue declines of heating products due primarily to the unseasonably warm winter conditions prevalent in relevant end markets during the first quarter of 2024.

Income — For 2025, the increases in income and margin, compared to 2024, were due primarily to the higher volumes mentioned above and associated operating leverage, and a more accretive mix and favorable project execution primarily within our cooling products business, partially offset by increases in personnel costs due to annual merit increases and growth-related headcount additions.

For 2024, the increase in income, compared to 2023, was due primarily to the revenue growth mentioned above and associated operating leverage, as well as the impact of continuous improvement initiatives, partially offset by increases in personnel costs due to annual merit increases and growth-related headcount additions.

Backlog — The segment had backlog of $584.5 and $436.8 as of December 31, 2025 and 2024, respectively. Backlog associated with the Sigma & Omega acquisition totaled $51.3 as of December 31, 2025. Approximately 83% of the segment's backlog as of December 31, 2025 is expected to be recognized as revenue during 2026.

Detection and Measurement Reportable Segment

	Year Ended December 31,			2025 vs. 2024 %	2024 vs. 2023 %
	2025	2024	2023		
Revenues	$ 746.9	$ 619.2	$ 618.9	20.6	—
Segment Income	176.2	136.7	118.8	28.9	15.1
% of revenues	23.6 %	22.1 %	19.2 %		
Components of revenue increase:					
Organic				6.3	(0.2)
Foreign currency				0.5	0.2
Acquisitions				13.8	—
Net revenue increase				20.6	—

Revenues — For 2025, the increase in revenues, compared to 2024, was due primarily to inorganic revenue growth resulting from the KTS acquisition and, to a lesser extent, organic revenue growth. The organic revenue growth was due primarily to higher project volumes within our communication technologies and transportation businesses.

For 2024, the increase in revenues, compared to 2023, was due primarily to foreign currency translation benefits offset by a minor organic revenue decline. The minor organic revenue decline was primarily driven by lower project volume within our communication technologies business associated with a larger-than-typical project that executed throughout 2023 and completed in the first quarter of 2024, partially offset by higher project volumes at our aids to navigation business.

Project volumes within our Detection and Measurement reportable segment can vary from period to period based on execution timing.

Income — For 2025, the increases in income and margin, compared to 2024, were due primarily to (i) income resulting from the KTS acquisition and (ii) higher project volumes and associated leverage on our fixed costs, particularly within SG&A expenses. These increases were partially offset by a less favorable project mix within our transportation systems and communication technologies businesses.

For 2024, the increase in income and margin, compared to 2023, was due primarily to (i) increased volume at our aids to navigation business, (ii) more favorable project execution and product mix within our communications technologies, aids to navigation, and transportation businesses, and (iii) the impact of continuous improvement initiatives. These impacts were partially offset by the reduction in income associated with volume declines from the larger-than-typical project within our communications technologies business mentioned above.

Backlog — The segment had backlog of $350.3 and $220.9 as of December 31, 2025 and 2024, respectively. Backlog associated with the KTS acquisition totaled $34.0 as of December 31, 2025. Approximately 66% of the segment's backlog as of December 31, 2025 is expected to be recognized as revenue during 2026.

Corporate and Other Expense

	Year Ended December 31,			2025 vs. 2024 %	2024 vs. 2023 %
	2025	**2024**	**2023**		
Total consolidated revenues	$ 2,265.1	$ 1,983.9	$ 1,741.2	14.2	13.9
Corporate expense	59.2	53.6	58.4	10.4	(8.2)
% of revenues	2.6 %	2.7 %	3.4 %		
Long-term incentive compensation expense	16.7	15.0	13.4	11.3	11.9

Corporate Expense — Corporate expense generally relates to the personnel and general operating costs of our corporate headquarters in Charlotte, North Carolina. The increase in corporate expense during 2025, compared to 2024, was due primarily to higher personnel costs, including merit increases and employee benefit costs, an increase of $1.8 in acquisition and integration-related costs largely driven by expense for the KTS, Sigma & Omega, Thermolec and Crawford acquisitions incurred in 2025 relative to the acquisition and integration-related costs for the KTS and Ingénia acquisitions incurred in 2024, and higher periodic maintenance costs of $1.3 on corporate assets.

The decrease in corporate expense during 2024, compared to 2023, was due primarily to (i) a reduction of $2.8 in various acquisition and integration-related costs, largely associated with the acquisitions of ASPEQ and TAMCO acquired in 2023, partially offset by expense incurred for the Ingénia acquisition in 2024 and (ii) a reduction in short-term incentive compensation expense. These declines were partially offset by annual personnel merit increases.

Long-Term Incentive Compensation Expense — Long-term incentive compensation expense represents our consolidated expense, which we do not allocate for segment reporting purposes. The increase in long-term incentive compensation expense in 2025, compared to 2024, was due primarily to (i) an increase in the fair value of performance-based share awards resulting from plan design changes effected beginning in 2024, which increased the maximum potential payout range from 150% to 200% of target, (ii) the accumulation of awards related to recent changes in certain key management positions, and (iii) the immediate vesting of awards as a result of executive officers reaching retirement eligibility, partially offset by the impact of forfeitures from participant departures.

The increase in long-term incentive compensation expense in 2024, compared to 2023, was due primarily to an increase in the fair value of performance based share awards resulting from plan design changes in 2024, which increased the maximum potential payout range from 150% to 200% of target, and the accumulation of awards related to recent changes in certain key management positions.

See Note 16 to our consolidated financial statements for further details on our long-term incentive compensation plans.

Liquidity and Financial Condition

Cash Flows

Listed below are the cash flows from (used in) operating, investing and financing activities, and discontinued operations, as well as the net change in cash and equivalents for the years ended December 31, 2025, 2024 and 2023.

	Year Ended December 31,		
	2025	**2024**	**2023**
Continuing operations:			
Cash flows from operating activities	$ 335.6	$ 313.1	$ 243.8
Cash flows used in investing activities	(561.0)	(284.5)	(570.2)
Cash flows from financing activities	425.5	53.1	309.6
Cash flows used in discontinued operations	(2.3)	(27.2)	(35.3)
Change in cash and equivalents due to changes in foreign currency exchange rates	6.8	2.0	(0.1)
Net change in cash and equivalents	$ 204.6	$ 56.5	$ (52.2)

2025 Compared to 2024

Operating Activities — The increase in cash flows from operating activities of continuing operations during the year ended December 31, 2025, compared to 2024, was due primarily to (i) the increase in income, exclusive of the non-cash items incurred during the 2025 period (primarily intangible asset amortization and depreciation expense, gains on the estimated value of the equity security in Filtran, and amortization of compensation costs related to acquired retention agreements from the KTS acquisition), (ii) down payments received on large data center projects scheduled to execute in 2026 and 2027, (iii) a payment, during the first quarter of 2024, related to the resolution of a dispute with a former representative at one of our businesses within the Detection and Measurement reportable segment of $9.0, and (iv) a payment of $8.4 during the second quarter of 2024 associated with a settlement with the seller of ULC for additional contingent consideration. These increases were partially offset by (i) amounts paid into an escrow account in connection with the KTS acquisition related to future service obligations of certain employees of $46.5, (ii) increases in working capital driven by the timing of billing milestones related to fourth quarter revenues which are due to be collected in 2026, as well as increases in receivables related to growth within our HVAC and Detection and Measurement reportable segments, and (iii) increased income tax payments on the higher income generated in 2025 of $13.8.

Investing Activities — Cash flows used in investing activities of continuing operations for the year ended December 31, 2025 were comprised primarily of net cash utilized in acquisitions, including KTS and Sigma & Omega, of $445.0, net cash outflows from activity related to our COLI policies of $23.9 (inclusive of repayments related to amounts previously borrowed under such policies of $37.4 - see Note 13 to the consolidated financial statements for additional details) and capital expenditures of $92.1 (inclusive of approximately $62.0 related to capacity expansions for our engineered air movement and handling and cooling products businesses).

Financing Activities — Cash flows from financing activities of continuing operations for the year ended December 31, 2025 were comprised primarily of net cash proceeds of $551.1 related to the completion of the Offering (see Note 16 to the consolidated financial statements for additional details) and net borrowings under our other various debt instruments of $0.1, partially offset by (i) net repayments under our senior credit agreement and trade receivables financing arrangement of $104.6 and $9.0, respectively, (ii) minimum tax withholdings paid on behalf of employees related to long-term incentive awards, net of proceeds from options exercised, of $7.4 and (iii) financing fees paid in connection with an amendment to our senior credit agreement of $4.7.

Discontinued Operations — Cash flows used in discontinued operations for the year ended December 31, 2025 relate primarily to disbursements for costs incurred to support DBT through processes associated with the liquidation of a subcontractor.

Change in Cash and Equivalents Due to Changes in Foreign Currency Exchange Rates — Changes in foreign currency exchange rates did not have a significant impact on our cash and equivalents during 2025 and 2024.

2024 Compared to 2023

Operating Activities — The increase in cash flows from operating activities of continuing operations during the year ended December 31, 2024, compared to 2023, was due primarily to (i) cash inflows resulting from the increase in operating income discussed previously, exclusive of non-cash expenses (primarily intangible asset amortization and depreciation expense) incurred during the respective periods, (ii) lower income tax payments of $14.9, primarily resulting from the acceleration of certain acquired tax attributes, and (iii) reductions in the level of raw material and component purchases during the 2024 period due to stabilization of the supply chain environment. These impacts were partially offset by (i) additional interest payments of $17.8 due to higher average debt balances resulting from borrowings associated with the Ingénia, ASPEQ, and TAMCO acquisitions, (ii) $11.9 in additional short-term incentive compensation payments, (iii) a payment, during the first quarter of 2024, related to the resolution of a dispute with a former representative at one of our businesses within the Detection and Measurement reportable segment of $9.0, and (iv) a payment of $8.4 associated with a settlement for additional contingent consideration to the seller of ULC mentioned previously.

Investing Activities — Cash flows used in investing activities of continuing operations for the year ended December 31, 2024 were comprised of net cash utilized in the acquisition of Ingénia of $292.0 and capital expenditures of $38.0, partially offset by net proceeds from COLI policies of $41.9, inclusive of borrowings of $41.2 against the cash surrender value of these COLI policies (see Note 13 to the consolidated financial statements for additional details) and proceeds of $3.6 received for the sale of property, plant and equipment. Cash flows used in investing activities of continuing operations for the year ended December 31, 2023, were comprised of net cash utilized in the acquisitions of TAMCO and ASPEQ of $547.0 and capital expenditures of $23.9, partially offset by net proceeds from COLI policies of $0.7.

Financing Activities — Cash flows from financing activities of continuing operations for the year ended December 31, 2024 were comprised of (i) net borrowings under our senior credit agreement of $63.0, primarily in connection with the Ingénia acquisition, (ii) net repayments under our trade receivables financing arrangement of $7.0 and other various debt instruments of $1.2, and (iii) fees paid in connection with the August 30, 2024 amendment of our senior credit agreement of $2.6. These net borrowings were partially offset by proceeds from options exercised, net of minimum tax withholdings paid on behalf of employees related to long-term incentive awards, of $0.9. Cash flows from financing activities of continuing operations for the year ended December 31, 2023 were comprised of net borrowings under our senior credit agreement and trade receivables financing arrangement of $296.6 and $16.0, respectively, primarily in connection with the TAMCO and ASPEQ acquisitions. These borrowings were partially offset by minimum tax withholdings paid on behalf of employees on long-term incentive awards, net of proceeds from options exercised, of $1.3, and fees paid in connection with the Incremental Term Loan of $1.3. Net repayments under our other various debt instruments totaled $0.4.

Discontinued Operations — Cash flows used in discontinued operations for the year ended December 31, 2024 relate primarily to the final payment under the Settlement Agreement of $25.1 (net of the cash received upon maturation of the related foreign currency forward contracts of $2.0) to MHI and disbursements for liabilities retained in connection with previous dispositions. Cash flows used in discontinued operations for the year ended December 31, 2023 relate primarily to (i) cash payments of $25.3 made by DBT to MHI during the third quarter of 2023 in connection with the Settlement Agreement, and (ii) disbursements of $14.7 for professional fees and support costs incurred principally in connection with the various dispute resolution matters resolved by the Settlement Agreement, partially offset by the recovery of legal costs we were awarded in arbitration proceedings between DBT and MHI of $6.8. Refer to Notes 4 and 15 to the consolidated financial statements for additional details related to the Settlement Agreement.

Change in Cash and Equivalents Due to Changes in Foreign Currency Exchange Rates — Changes in foreign currency exchange rates did not have a significant impact on our cash and equivalents during 2024 and 2023.

Borrowings

The following summarizes our debt activity (both current and non-current) for the year ended December 31, 2025:

	December 31, 2024	Borrowings	Repayments	Other [5]	December 31, 2025
Revolving loans [1]	$ 80.0	$ 478.0	$ (558.0)	$ —	$ —
Term loans [2]	523.4	500.0	(524.6)	0.3	499.1
Trade receivables financing arrangement [3]	9.0	280.0	(289.0)	—	—
Other indebtedness [4]	2.3	0.6	(0.5)	0.1	2.5
Total debt	614.7	$ 1,258.6	$ (1,372.1)	$ 0.4	501.6
Less: short-term debt	10.1				1.4
Less: current maturities of long-term debt	27.6				3.5
Total long-term debt	$ 577.0				$ 496.7

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[1] As noted below, we amended our senior credit agreement on September 9, 2025. The amendment extends the revolving credit facility through September 9, 2030. The revolving credit facilities are primarily used to provide liquidity for funding acquisitions, including related fees and expenses, and were utilized as a funding mechanism for the KTS and Sigma & Omega acquisitions. In connection with the consummation of the Offering, amounts then owing under our revolving credit facilities were fully repaid.

[2] The term loan is repayable in quarterly installments equal to 0.625% of the initial term loan balance of $500.0, beginning in December 2026 and in the first three quarters of 2027, and 1.25% during the fourth quarter of 2027, all quarters of 2028 and 2029, and the first two quarters of 2030. The remaining balances are payable in full on September 9, 2030. Balances are net of unamortized debt issuance costs of $0.9 and $1.2 at December 31, 2025 and 2024, respectively.

[3] Under this arrangement, we can borrow, on a continuous basis, up to $100.0, as available. Borrowings under this arrangement are collateralized by eligible trade receivables of certain of our businesses. At December 31, 2025, we had $100.0 of available borrowing capacity under this facility after giving effect to outstanding borrowings of $0.0.

[4] Primarily includes balances under a purchase card program of $1.4 and $1.1 and finance lease obligations of $1.1 and $1.2 at December 31, 2025 and December 31, 2024, respectively. The purchase card program allows for payment beyond the normal payment terms for goods and services acquired under the program. As this arrangement extends the payment of these purchases beyond their normal payment terms through third-party lending institutions, we have classified these amounts as short-term debt.

[5] "Other" includes the capitalization and amortization of debt issuance costs incurred in connection with the term loans.

Maturities of long-term debt payable (excluding finance lease obligations) during each of the five years subsequent to December 31, 2025 are $3.1, $15.6, $25.0, $25.0, and $431.3, respectively.

Senior Credit Facilities

On September 9, 2025, we entered into a Third Amendment to the Amended and Restated Credit Agreement and Amendment to the Amended and Restated Guarantee and Collateral Agreement (the "Third Amendment") to amend and restate our senior credit agreement.

The Amended Credit Agreement provides for committed senior secured financing in the aggregate amount of $2,025.0, consisting of the following facilities, each with a final maturity of September 9, 2030:

- A term loan facility in the aggregate principal amount of $500.0;

- A multicurrency revolving credit facility, which will be available for loans and letters of credit in U.S. Dollars, Euros, British Pounds Sterling and other currencies, in an aggregate principal amount up to the equivalent of $1,500.0 (with sublimits equal to the equivalents of $200.0 for financial letters of credit, $50.0 for non-financial letters of credit, and $250.0 for non-U.S. exposure); and

- A bilateral foreign credit instrument facility, which will be available for performance letters of credit and bank undertakings, in an aggregate principal amount in various currencies up to the equivalent of $25.0.

In connection with the Third Amendment, we capitalized $4.2 of debt issuance costs and recorded charges of $1.5 to "Loss on amendment/refinancing of senior credit agreement" related to the write-off of a portion of previously unamortized deferred financing costs totaling $1.0 and transaction costs of $0.5.

At December 31, 2025, we had $1,489.5 of available borrowing capacity under our revolving credit facilities, after giving effect to borrowings under the domestic revolving loan facilities of $0.0 and $10.5 reserved for outstanding letters of credit. In addition, at December 31, 2025, we had $17.8 of available issuance capacity under our foreign credit instrument facilities after giving effect to $7.2 reserved for outstanding letters of credit.

At December 31, 2025, we were in compliance with all covenants of the Amended Credit Agreement.

Refer to Note 13 to the consolidated financial statements for additional details of the Amended Credit Agreement, including details of covenants, applicable interest rate margins and fees.

Other Borrowings and Financing Activities

Certain of our businesses purchase goods and services under a purchase card program allowing for payment beyond their normal payment terms. As of December 31, 2025 and 2024, the participating businesses had $1.4 and $1.1, respectively, outstanding under this arrangement.

We are party to a trade receivables financing agreement, which was renewed for 12 months during the second quarter of 2025, whereby we can borrow, on a continuous basis, up to $100.0. Availability of funds may fluctuate over time given, among other things, changes in eligible receivable balances, but will not exceed the $100.0 program limit. The facility contains representations, warranties, covenants and indemnities customary for facilities of this type. The facility does not contain any covenants that we view as materially constraining to the activities of our business.

In addition, we maintain an uncommitted line of credit facility in China which is available to fund operations in this region, when necessary, at the discretion of the lender. At December 31, 2025, the aggregate amount of borrowing capacity under this facility was $10.0, with no borrowings outstanding.

Company-owned Life Insurance

The Company has investments in COLI policies, which are recorded at their cash surrender value at each balance sheet date. Changes in the cash surrender value during the period are recorded as a gain or loss within "Other income (expense), net" within our consolidated statements of operations. The Company has the ability to borrow against a portion of its investments in the COLI policies as an additional source of liquidity. During 2024, the Company borrowed $41.2 against the cash surrender value of these COLI policies. During 2025, the Company repaid the then-outstanding borrowings totaling $37.4, inclusive of accrued interest. The amounts borrowed totaled $0.0 and $39.0 at December 31, 2025 and 2024, respectively, and incurred interest at a rate of 5.3%. At December 31, 2025, the Company had capacity to borrow approximately $34.0 against the policies. The cash surrender value of our investments in COLI assets, net of any aforementioned borrowings, was $60.3 and $36.2 at December 31, 2025 and 2024, respectively, recorded in "Other assets" on the consolidated balance sheets. See Notes 1 and 13 to the consolidated financial statements for additional details of the COLI policies.

Financial Instruments

We measure our financial assets and liabilities on a recurring basis, and nonfinancial assets and liabilities on a non-recurring basis, at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We utilize market data or assumptions that we believe market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable quoted prices in active markets for identical assets or liabilities (Level 1), significant other observable inputs (Level 2) or significant unobservable inputs (Level 3).

Our derivative financial assets and liabilities include interest rate swap agreements and forward contracts to manage exposure on contracts with forecasted transactions denominated in non-functional currencies which manage the risk of transaction gains and losses associated with assets/liabilities denominated in currencies other than the functional currency of certain subsidiaries ("FX forward contracts") that are measured at fair value using observable market inputs such as forward rates, interest rates, our own credit risk, and our counterparties' credit risks. Based on these inputs, the derivative assets and liabilities are classified within Level 2 of the valuation hierarchy. Based on our continued ability to enter into FX forward contracts and interest rate swap agreements, we consider the markets for our fair value instruments active.

As of December 31, 2025, there was no significant impact to the fair value of our derivative liabilities due to our own credit risk as the related instruments are collateralized under our Senior Credit Facilities. Similarly, there was no significant impact to the fair value of our derivative assets based on our evaluation of our counterparties' credit risk.

We primarily use the income approach, which uses valuation techniques to convert future amounts to a single present amount. Assets and liabilities measured at fair value on a recurring basis are further discussed below.

Interest Rate Swaps

In 2020, we entered into interest swap agreements ("Initial Swaps") that covered the period through November 2024, and effectively converted borrowings under our senior credit facilities to a fixed rate of 1.077%, plus the applicable margin. In September 2024, commensurate with an amendment to our senior credit agreement, we entered into additional interest rate swap agreements ("Additional Swaps"). During 2025, commensurate with the Third Amendment, we settled the Additional Swaps which resulted in a gain recorded to "Other income (expense), net" and cash received of $0.4. Prior to the settlement, the Additional Swaps covered the period from December 2024 to June 2026 and effectively converted a portion of the borrowings under our senior credit facilities to a fixed rate of 3.58%, plus the applicable margin. We had designated, and accounted for, our Additional Swaps (and, prior to their maturity, accounted for the Initial Swaps) as cash flow hedges.

As of December 31, 2025 and 2024, the unrealized gain, net of tax, recorded in AOCI was $0.0 and $2.6, respectively. In addition, as of December 31, 2025 and 2024, the fair value of our interest rate swap agreements was $0.0 and $3.4 (with $2.7 recorded as a current asset and $0.7 as a non-current asset), respectively. Changes in fair value of our Swaps are reclassified into earnings, as a component of interest expense, when the forecasted transaction impacts earnings.

Currency Forward Contracts

We manufacture and sell our products in a number of countries and, as a result, are exposed to movements in foreign currency exchange rates. Our objective is to preserve the economic value of non-functional currency-denominated cash flows and to minimize the impact of changes as a result of currency fluctuations. Our principal currency exposures relate to the British Pound Sterling, Canadian Dollar, Euro, and South African Rand.

From time to time, we enter into FX forward contracts. Certain of our FX forward contracts are designated as cash flow hedges. Changes in these derivatives' fair value are included in AOCI and are reclassified into earnings as a component of revenues or cost of products sold, as applicable, when the forecasted transaction impacts earnings. In addition, if the forecasted transaction is no longer probable of occurring, the cumulative change in the derivatives' fair value is recorded into earnings in the period in which the transaction is no longer considered probable of occurring.

We had FX forward contracts with an aggregate notional amount of $19.3 and $22.9 outstanding as of December 31, 2025 and 2024, respectively, with all of the $19.3 scheduled to mature within one year. There were no unrealized gains/losses recorded in AOCI related to the FX forward contracts designated as cash flow hedges as of December 31, 2025 and 2024. The fair value of our FX forward contracts was less than $0.1 at December 31, 2025 and 2024.

In addition to the above, we entered FX forward contracts associated with the Settlement Agreement to mitigate our exposure to fluctuations in the South African Rand, with a notional amount of South African Rand 480.9 (or $24.9 at the time of execution). We designated and accounted for these FX forward contracts as fair value hedges. These FX forward contracts matured during the third quarter of 2024 commensurate with the final payment under the Settlement Agreement, resulting in cash received of $2.0 presented within "Net cash used in discontinued operations" within the consolidated statement of cash flows for the year ended December 31, 2024. Refer to Note 4 to the consolidated financial statements for additional details.

Concentrations of Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist of cash and equivalents, trade accounts receivable, cash surrender values of COLI policies, interest rate swaps, and FX forward contracts. These financial instruments, other than trade accounts receivable, are placed with high-quality financial institutions throughout the world. We periodically evaluate the credit standing of these financial institutions.

We maintain cash levels in bank accounts that, at times, may exceed federally-insured limits. We have not experienced significant loss, and believe we are not exposed to significant risk of loss, in these accounts.

We have credit loss exposure in the event of nonperformance by counterparties to the above financial instruments, but have no other off-balance-sheet credit risk of accounting loss. We anticipate, however, that counterparties will be able to fully satisfy their obligations under the contracts. We do not obtain collateral or other security to support financial instruments subject to credit risk, but we do monitor the credit standing of counterparties.

Concentrations of credit risk arising from trade accounts receivable are due to selling to customers in a particular industry. Credit risks are mitigated by performing ongoing credit evaluations of our customers' financial conditions and obtaining collateral, advance payments, or other security when appropriate. No one customer, or group of customers that to our knowledge are under common control, accounted for more than 10% of our revenues for any period presented.

Cash and Other Commitments

Balances under the Amended Credit Agreement are payable in full on September 9, 2030. Our term loan is repayable in quarterly installments equal to 0.625% of the initial term loan balance of $500.0, beginning in December 2026 and in the first three quarters of 2027, and 1.25% during the fourth quarter of 2027, all quarters of 2028 and 2029, and the first two quarters of 2030. The remaining balance is payable in full on September 9, 2030.

We use operating leases to finance certain equipment, vehicles and properties. At December 31, 2025, we had $87.9 of future minimum rental payments under operating leases with remaining non-cancelable terms in excess of one year.

Capital expenditures for 2025 totaled $92.1, compared to $38.0 and $23.9 in 2024 and 2023, respectively. Capital expenditures in 2025 related primarily to upgrades to existing, and expansion into new, manufacturing facilities, including replacement of equipment. 2025 included $62.0 related to capacity expansions for our engineered air movement and handling and cooling products businesses within our HVAC reportable segment. We expect 2026 capital expenditures to approximate $135.0 to $165.0, with a significant portion related to upgrades to existing, and continued expansion into the new manufacturing facilities.

In 2025, we made contributions and direct benefit payments of $14.2 to our defined benefit pension and postretirement benefit plans. We expect to make $16.5 of minimum required funding contributions and direct benefit payments in 2026. Our pension plans have not experienced any liquidity difficulties or counterparty defaults due to the volatility in the credit markets. Our pension fund assets had returns of approximately 6.0% in 2025. See Note 11 to our consolidated financial statements for further disclosure of expected future contributions and benefit payments.

On a net basis, both from continuing and discontinued operations, net income tax payments totaled $57.3, $43.5, and $58.4 in 2025, 2024, and 2023, respectively. In 2025, we made payments of $63.6 associated with the actual and estimated tax liability for federal, state and foreign tax obligations and received refunds of $6.3. The amount of income taxes that we receive or pay annually is dependent on various factors, including the timing of certain deductions. Deductions and the amount of income taxes can and do vary from year-to-year.

Our Certificate of Incorporation provides that we indemnify our officers and directors to the fullest extent permitted by the Delaware General Corporation Law for any personal liability in connection with their employment or service with us, subject to limited exceptions. While we maintain insurance for this type of liability, the liability could exceed the amount of the insurance coverage.

We continually review each of our businesses in order to determine their long-term strategic fit. These reviews could result in selected acquisitions to expand an existing business or result in the disposition of an existing business. In addition, you should read "Risk Factors," "Results for Reportable Segments and Corporate Expense" included in this MD&A, and "Business" for an understanding of the risks, uncertainties and trends facing our businesses.

Off-Balance Sheet Arrangements

As of December 31, 2025, except as discussed in the contractual obligations table below, we did not have any material guarantees, off-balance sheet arrangements or purchase commitments other than the following: (i) $26.6 of certain standby letters of credit outstanding, all of which relate to self-insurance or environmental matters and $10.5 of which reduce the available borrowing capacity on our domestic revolving credit facility, (ii) $7.2 of letters of credit outstanding, all of which reduce the available borrowing capacity on our foreign trade facilities, and (iii) $63.5 of surety bonds.

Contractual Obligations

The following is a summary of our primary contractual obligations as of December 31, 2025:

	Total	Due Within 1 Year	Due in 1-3 Years	Due in 3-5 Years	Due After 5 Years
Long-term debt obligations[1]	$ 501.2	$ 3.5	$ 41.2	$ 456.5	$ —
Pension and postretirement benefit plan contributions and payments[2]	178.3	16.5	30.0	26.7	105.1
Purchase and other contractual obligations[3]	307.7	227.1	79.7	0.9	—
Future minimum operating lease payments[4]	87.9	17.4	33.0	22.6	14.9
Interest payments[1]	123.3	26.0	49.3	48.0	—
Total contractual cash obligations[5]	$ 1,198.4	$ 290.5	$ 233.2	$ 554.7	$ 120.0

———————————

[1] These amounts do not include $215.0 of borrowing incurred in February 2026 in connection with the Crawford acquisition, the repayment of which is due on September 9, 2030, with associated interest payments (assuming no subsequent payments of the principal balance until September 9, 2030) of $10.1, $21.9, and $19.7 due within one year, 1-3 years, and 3-5 years, respectively, with no amounts due thereafter.

[2] Estimated minimum required pension funding and pension and postretirement benefit payments are based on actuarial estimates using current assumptions for, among other things, discount rates, expected long-term rates of return on plan assets (where applicable), and health care cost trend rates. The expected pension contributions for the U.S. plans in 2026 and thereafter reflect the minimum required contributions under the Pension Protection Act of 2006 and the Worker, Retiree, and Employer Recovery Act of 2008. These contributions do not reflect potential voluntary contributions, or additional contributions that may be required in connection with acquisitions, dispositions or related plan mergers. See Note 11 to our consolidated financial statements for additional information on expected future contributions and benefit payments.

[3] Represents contractual commitments to purchase goods and services at specified dates.

[4] Represents rental payments under operating leases with remaining non-cancelable terms in excess of one year.

[5] Contingent obligations, such as environmental accruals and those relating to uncertain tax positions generally do not have specific payment dates and accordingly have been excluded from the above table. We believe that within the next 12 months it is reasonably possible that our previously unrecognized tax benefits could decrease by up to $4.0. In addition, the above table does not include potential payments under our derivative financial instruments.

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. We base these estimates and judgments on historical experience, the current economic environment and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ materially from these estimates and judgments. The accounting estimates that we believe are most critical to the portrayal of our financial condition and results of operations, and that require our most difficult, subjective or complex judgments in estimating the effect of inherent uncertainties, are listed below. This section should be read in conjunction with Notes 1 and 2 to our consolidated financial statements, which include a detailed discussion of our accounting policies and the application of estimates.

Acquisition Accounting

We regularly review and negotiate potential acquisitions in the ordinary course of business, some of which are or may be material. The acquired assets and liabilities are recorded at estimates of fair value as determined by management, based on information available and assumptions as to future operations, which impact the amount of future amortization expense and possible impairment charges.

Goodwill, intangible assets, long-lived assets (primarily property, plant and equipment), and inventories, generally represent the largest assets of our acquisitions. The primary identifiable intangible assets that we acquire typically consist of customer relationships and contracts, indefinite-lived and definite-lived trademarks, technology, and backlog. The fair market value assessment for intangible assets requires judgment and estimates that can be affected by various factors over time, which may cause final amounts to be materially adjusted from original estimates in subsequent periods. The fair value of the customer relationships and contracts and backlog identifiable intangible assets has been estimated using the multi-period excess earnings method. Significant model inputs and judgments used in the multi-period excess earnings method include economic life,

estimated future revenue growth rates, expenses based on historical results and forecasts, and a discount rate based on a weighted average cost of capital. The weighted average cost of capital was determined based on a market participant capital structure, cost of capital, inherent business risk profile and long-term growth expectations. The definite-lived intangible assets are amortized over their estimated useful lives on a straight-line basis that reflects the economic benefit of the asset. The determination of the useful lives is based upon the nature, competitive position, life cycle position, and historical and expected future cash flows of each acquired asset, as well as our commitment to support these assets through continued investment and legal infringement protection.

Additionally, the fair value of the trademark and technology identifiable intangible assets has been estimated using the relief-from-royalty-method, which values the intangible assets by estimating royalties saved through ownership of an asset. Significant model inputs and judgments used in the relief-from-royalty-method include estimated future revenue growth rates, economic life, an estimated royalty rate, and a discount rate based on a weighted average cost of capital. The weighted average cost of capital was determined based on a market participant capital structure, cost of capital, inherent business risk profile and long-term growth expectations. The definite-lived intangible assets are amortized over their estimated useful lives on a straight-line basis that reflects the economic benefit of the asset. The determination of the useful lives (or the indefinite life) is based upon the nature, competitive position, life cycle position, and historical and expected future cash flows of each acquired asset, as well as our commitment to support these assets through continued investment and legal infringement protection. Inventories acquired in an acquisition are recorded at fair value, which approximates a market participant's estimated selling price adjusted for (i) costs to complete, (ii) costs to sell, and (iii) a reasonable profit allowance to the seller for costs incurred. We record the excess of consideration transferred over the fair value of the identifiable net assets acquired as goodwill.

We believe the accounting estimates and assumptions are reasonable based on historical experience and information obtained from management of the acquired entity at or near the acquisition. When appropriate, our estimates of the acquired fair values include assistance from an independent third-party. There is inherent uncertainty in the accounting estimates as assumptions are forward-looking and could be affected by future economic and market conditions, among other factors.

Impairment of Goodwill and Indefinite-Lived Intangible Assets

Goodwill and indefinite-lived intangible assets are not amortized, but instead are subject to impairment testing. We review goodwill and indefinite-lived intangible assets for impairment annually during the fourth quarter, or more frequently as we continually assess whether a triggering event has occurred that indicates the carrying value may exceed the implied fair value. Monitoring the results of each of our reporting units as a means of identifying trends and/or matters that may impact their financial results, and be an indicator of a potential impairment, requires judgment. The trends and/or matters that we specifically monitor for each of our reporting units include:

- Significant variances in financial performance (e.g., revenues, earnings and cash flows) in relation to expectations and historical performance;

- Significant changes in end markets or other economic factors;

- Significant changes or planned changes in our use of a reporting unit's assets; and

- Significant changes in customer relationships and competitive conditions.

The identification and measurement of goodwill impairment involves the estimation of the fair value of reporting units. We have the option to assess impairment through a qualitative assessment, which includes factors such as general economic conditions, negative developments in equity and credit markets, adverse changes in the markets in which a reporting unit operates, increases in input costs that have a negative effect on earnings and cash flows, or a trend of negative or declining cash flows over multiple periods, among others. When a potential impairment is indicated, we perform quantitative testing by comparing the estimated fair value of the reporting unit to the carrying value of the reported net assets. Under our quantitative testing, fair value is generally based on discounted projected cash flows, but we also consider factors such as comparable industry price multiples. The revenue growth rates included in the financial projections are our best estimates based on current and forecasted market conditions, and the profit margin assumptions are projected by each reporting unit based on current cost structure and, when applicable, anticipated net cost increases/reductions.

The calculation of fair value for our reporting units incorporates many assumptions which have inherent uncertainties including future growth rates, profit margin, tax rates and discount factors. Changes in economic and operating conditions impacting these assumptions could result in impairment charges in future periods.

As mentioned above, we estimate the fair value of indefinite-lived intangible assets (certain of our trademarks) using a relief-from-royalty method. The royalty rate, which is based on the estimated rate applied against forecasted sales, is tax-effected and discounted to present value using a discount rate commensurate with the relative risk of achieving the cash flows attributable

to the asset. Management judgment is necessary to determine key assumptions, including revenue growth rates, perpetual revenue growth rates, royalty rates and discount rates.

During the fourth quarter of 2025, we performed our analyses on the goodwill of our reporting units. The fair value of the assets related to the KTS and Sigma & Omega acquisitions approximate their carrying value. If KTS and Sigma & Omega are unable to achieve their current financial forecasts or there is a change in assumptions used in KTS's and Sigma & Omega's analyses (e.g. projected revenues and profit growth rates, discount rates, industry price multiples, etc.), we may be required to record an impairment charge in a future period related to their goodwill. As of December 31, 2025, KTS's and Sigma & Omega's goodwill totaled $104.4 and $77.4, respectively. A 10% decline in KTS's and Sigma & Omega's fair value would result in an impairment of approximately $28.4 and $7.1, respectively.

During the fourth quarter of 2025, in connection with the annual impairment analyses of indefinite-lived intangible assets, we determined that the implied value of ASPEQ's trademarks approximated their carry value. If ASPEQ is unable to achieve its current revenue forecast, or there is a change in assumptions used in ASPEQ's analysis (e.g., projected revenues, royalty rates, and discount rates, etc.), we may be required to record an impairment charge in a future period related to its trademarks. As of December 31, 2025, ASPEQ's trademarks totaled $51.5. A 10% reduction in ASPEQ's revenues projections or a 1% increase in the discount rate used in the impairment analysis would result in an impairment of $5.1 or $6.5, respectively.

Additionally, during the fourth quarter of 2025, a decision was made to exit a minor product line within our ULC business. As a result, we recorded an impairment of $0.7 related to the indefinite-lived trademark associate with ULC. The remaining fair value of the ULC trademark is $4.7.

See Note 10 to our consolidated financial statements for additional details.

Definite-lived Intangible Assets

Determining whether an impairment loss occurred for finite-lived intangible assets requires a comparison of the carrying amount to the undiscounted cash flows expected to be generated by the assets. These analyses require management to make judgments and estimates about future revenues, expenses, and market conditions. The calculation of fair value for our reporting units incorporates many assumptions that have inherent uncertainties including future growth rates, profit margin, and tax rates. Changes in economic and operating conditions impacting these assumptions could result in impairment charges in future periods.

Contingent Liabilities

Numerous claims, complaints and proceedings arising in the ordinary course of business have been asserted or are pending against us or certain of our subsidiaries (collectively, "claims"). These claims relate to litigation matters (e.g., contracts, intellectual property and competitive claims), environmental matters, product liability matters, and other risk management matters (e.g., general liability, automobile, and workers' compensation claims). Additionally, we may become subject to other claims of which we are currently unaware, which may be significant, or the claims of which we are aware may result in our incurring significantly greater loss than we anticipate. We continually assess the likelihood of any adverse judgments or outcomes to our contingencies, as well as potential amounts or ranges of probable losses, and recognize a liability, if any, for these contingencies based on an analysis of each matter with the assistance of outside legal counsel and, if applicable, other experts. Such analysis includes making judgments concerning matters such as the costs associated with environmental matters, the outcome of negotiations, and the impact of evidentiary requirements, including historical claims and payment experience. As many contingencies are resolved over long periods of time, liabilities may change in the future due to new developments (including new discovery of facts, changes in legislation, and outcomes of similar cases through the judicial system), changes in assumptions, or changes in our settlement strategy. While we base our assumptions on facts currently known to us, they entail inherently subjective judgments and uncertainties. As a result, our current assumptions for estimating these liabilities may not prove accurate, and we may be required to adjust these liabilities in the future, which could result in charges to earnings. These variances relative to current expectations could have a material impact on our financial position and results of operations in future periods.

Our recorded liabilities related to these matters, primarily associated with environmental matters, totaled $43.7 and $39.9 at December 31, 2025 and 2024, respectively.

Our environmental accruals relate predominantly to legacy sites that the Company no longer operates as part of its ongoing business. These environmental accruals cover anticipated costs, including investigation, remediation, and maintenance of clean-up sites. Accordingly, our estimates may change based on future developments, including new or changes in existing environmental laws or policies, differences in costs required to complete anticipated actions from estimates provided, future findings of investigation or remediation actions, changes in our allocation of shared remediation costs, or alteration to the expected remediation plans. Our estimates are based primarily on investigations and remediation plans established by

independent consultants, regulatory agencies and potentially responsible third parties. A 10% increase in our environmental reserves would result in a charge of approximately $3.2.

See Note 15 to our consolidated financial statements for additional discussion.

Revenue Recognition

We recognize revenue in accordance with Accounting Standards Codification 606, which requires revenue to be recognized over-time or at a point in time.

Most of our businesses recognize revenue at a point in time as satisfaction of the related performance obligations occur at the time of shipment or delivery, while certain of our businesses recognize revenue and costs for certain complex long-term, subscription, or service contracts over-time.

The revenue for complex long-term contracts is often recorded based on the percentage of costs incurred to date for each contract to the estimated total costs for such a contract at completion (cost-to-cost input method) because it best depicts the transfer of control to the customer that occurs as we incur costs. The revenue for subscription or service contracts are typically recorded based on the period of subscription delivered or service progress made. In 2025, 2024, and 2023 we recognized revenues of $238.9, $213.4 and $173.2, respectively, under such methods.

Our estimation process for determining revenues and costs for our complex long-term contracts is based upon (i) our historical experience, (ii) the professional judgment and knowledge of our engineers, project managers, operations, and financial professionals, (iii) historical award experience and objective evidence related to unapproved change orders and claims, and (iv) an assessment of the key underlying factors (see below).

We believe the underlying factors used to estimate our complex long-term contracts costs to complete and percentage-of-completion are sufficiently reliable to provide a reasonable estimate of revenue and profit; however, due to the length of time over which revenues are generated and costs are incurred, along with the judgment required in developing the underlying factors, the variability of revenue and cost can be significant. Factors that may affect revenue and costs relating to complex long-term contracts include, but are not limited to, the following:

- Cost Recovery for Product Design Changes and Claims — On occasion, design specifications may change during the course of the contract. Any additional costs arising from these changes may be supported by change orders, or we may submit a claim to the customer. Our rights to, and amount we anticipate we will, collect requires judgment.

- Material Availability and Costs — Our estimates of material costs generally are based on existing supplier relationships, adequate availability of materials, prevailing market prices for materials, and, in some cases, long-term supplier contracts. Changes in our supplier relationships, delays in obtaining materials, or changes in material prices can have a significant impact on our cost and profitability estimates.

- Use of Subcontractors — Our arrangements with subcontractors are generally based on fixed prices; however, our estimates of the cost and profitability can be impacted by subcontractor delays, customer claims arising from subcontractor performance issues, or a subcontractor's inability to fulfill its obligations.

- Labor Costs and Anticipated Productivity Levels — Where applicable, we include the impact of labor improvements in our estimation of costs, such as in cases where we expect a favorable learning curve over the duration of the contract. In these cases, if the improvements do not materialize, costs and profitability could be adversely impacted. Additionally, to the extent we are more or less productive than originally anticipated, estimated costs and profitability may also be impacted.

- Effect of Foreign Currency Fluctuations — Fluctuations between currencies in which our long-term contracts are denominated and the currencies under which contract costs are incurred can have an impact on profitability. When the impact on profitability is potentially significant, we may enter into FX forward contracts or prepay certain vendors for raw materials to manage the potential exposure. See Note 14 to our consolidated financial statements for additional details on our FX forward contracts.

Revenue and cost estimates are regularly monitored and revised based on changes in circumstances. Impacts from changes in estimates of net sales and cost of sales are recognized on a cumulative catch-up basis, which recognizes in the current period the cumulative effect of the changes on current and prior periods based on a performance obligation's percentage of completion. Anticipated losses on long-term contracts are recognized when such losses become evident.

In contracts where a portion of the price may vary, we estimate the variable consideration at the amount to which we expect to be entitled, which is included in the transaction price to the extent it is probable that a significant reversal of cumulative

revenue recognized will not occur. We analyze the risk of a significant revenue reversal and, if necessary, constrain the amount of variable consideration recognized in order to mitigate this risk.

See Notes 1 and 5 to our consolidated financial statements for further information on our revenue recognition policies.

Employee Benefit Plans

Defined benefit plans cover a portion of our salaried and hourly paid employees, including certain employees in foreign countries. Additionally, domestic postretirement plans provide health and life insurance benefits for certain retirees and their dependents. We recognize changes in the fair value of plan assets and actuarial gains and losses into earnings during the fourth quarter of each year, unless earlier remeasurement is required, as a component of net periodic benefit expense. The remaining components of pension/postretirement expense, primarily interest costs and expected return on plan assets, are recorded on a quarterly basis.

The costs and obligations associated with these plans are determined based on actuarial valuations. The critical assumptions used in determining these related expenses and obligations are discount rates and healthcare cost projections. These critical assumptions are calculated based on company data and appropriate market indicators, and are evaluated at least annually by us in consultation with outside actuaries. Other assumptions involving demographic factors, such as retirement patterns and mortality, are evaluated periodically and are updated to reflect our experience and expectations for the future. While management believes that the assumptions used are appropriate, actual results may differ.

The discount rate enables us to state expected future cash flows at a present value on the measurement date. This rate is the yield on high-quality fixed income investments at the measurement date. A lower discount rate increases the present value of benefit obligations and increases pension expense. Including the effects of recognizing actuarial gains and losses into earnings as described above, a 50 basis point decrease in the discount rate for our domestic plans would have increased our 2025 pension expense by approximately $6.9, and a 50 basis point increase in the discount rate would have decreased our 2025 pension expense by approximately $6.5.

The trend in healthcare costs is difficult to estimate, and it can significantly impact our postretirement liabilities and costs. The healthcare cost trend rate for 2025, which is the weighted-average annual projected rate of increase in the per capita cost of covered benefits, is 6.25%. This rate is assumed to decrease to 5.0% by 2031 and then remain at that level.

See Note 11 to our consolidated financial statements for further information on our pension and postretirement benefit plans.

Income Taxes

We record our income taxes based on the Income Taxes Topic of the Codification, which includes an estimate of the amount of income taxes payable or refundable for the current year and deferred income tax liabilities and assets for the future tax consequences of events that have been recognized in our consolidated financial statements or tax returns.

Deferred tax assets and liabilities reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. We periodically assess the realizability of deferred tax assets and the adequacy of deferred tax liabilities, including the results of local, state, federal or foreign statutory tax audits or estimates and judgments used.

Realization of deferred tax assets involves estimates regarding (i) the timing and amount of the reversal of taxable temporary differences, (ii) expected future taxable income, and (iii) the impact of tax planning strategies. We believe that it is more likely than not that we will not realize the benefit of certain deferred tax assets and, accordingly, have established a valuation allowance against them. In assessing the need for a valuation allowance, we consider all available positive and negative evidence, including past operating results, projections of future taxable income and the feasibility of and potential changes to ongoing tax planning strategies. The projections of future taxable income include a number of estimates and assumptions regarding our volume, pricing and costs. Although realization is not assured for the remaining deferred tax assets, we believe it is more likely than not that the remaining deferred tax assets will be realized through future taxable earnings or alternative tax strategies. However, deferred tax assets could be reduced in the near term if our estimates of taxable income are significantly reduced or tax strategies are no longer viable.

The amount of income tax that we pay annually is dependent on various factors, including the timing of certain deductions and ongoing audits by federal, state and foreign tax authorities, which may result in proposed adjustments. We perform reviews of our income tax positions on a quarterly basis and accrue for potential uncertain tax positions. Accruals for these uncertain tax positions are classified as "Income taxes payable" and "Deferred and other income taxes" in our consolidated balance sheets based on an expectation as to the timing of when the matter will be resolved. As events change or resolutions occur, these accruals are adjusted, such as in the case of audit settlements with taxing authorities. We believe we have adequately provided

for any reasonably foreseeable outcome related to these matters. An increase of 1.0% in our 2025 nominal tax rate would have resulted in an additional income tax provision for continuing operations for the year ended December 31, 2025 of $3.1.

Our future results may include favorable or unfavorable adjustments to our estimated tax liabilities due to closure of income tax examinations, statute expirations, new regulatory or judicial pronouncements, changes in tax laws, changes in projected levels of taxable income, future tax planning strategies, or other relevant events. See Note 12 to our consolidated financial statements for additional details regarding our uncertain tax positions.

New Accounting Pronouncements

See Note 3 to our consolidated financial statements for a discussion of recent accounting pronouncements.

ITEM 7A. Quantitative and Qualitative Disclosures about Market Risk

(All amounts are in millions)

We are exposed to market risk related to changes in interest rates, foreign currency exchange rates and commodity raw material prices, and we selectively use financial instruments to manage certain of these risks. We do not enter into financial instruments for speculative or trading purposes; however, these instruments may be deemed speculative if the future cash flows originally hedged are no longer probable of occurring as anticipated. Our currency exposures vary, but are primarily concentrated in the British Pound Sterling, Canadian Dollar, Euro, and South African Rand. We generally do not hedge currency translation exposures. Our exposures for commodity raw materials vary, with the highest concentration relating to steel, oil, aluminum, and copper. See Note 14 to our consolidated financial statements for further details.

The following table provides information, as of December 31, 2025, about our primary outstanding debt obligations and presents principal cash flows by expected maturity dates, weighted-average interest rates and fair values.

| | Expected Maturity Date | | | | | | |
	2026	2027	2028	2029	Thereafter	Total	Fair Value
Senior Credit Facilities	$ 3.1	$ 15.6	$ 25.0	$ 25.0	$ 431.3	$ 500.0	$ 500.0
Average interest rate						5.1 %	

In 2020, we entered into the Initial Swaps, which covered the period through November 2024, and effectively converted borrowings under our senior credit facilities to a fixed rate of 1.077%, plus the applicable margin. In September 2024, commensurate with an amendment to our senior credit agreement, we entered into the Additional Swaps, which had a notional amount of $524.6, covered the period from December 2024 to June 2026, and effectively converted this portion of the borrowings under our senior credit facilities to a fixed rate of 3.58%, plus the applicable margin. We had designated, and accounted for, our Additional Swaps (and, prior to their maturity, accounted for the Initial Swaps) as cash flow hedges. The Additional Swaps were settled commensurate with the Third Amendment.

We believe that cash and equivalents, cash flows from operations, and availability under revolving credit facilities and our trade receivables financing arrangement will be sufficient to fund working capital needs, planned capital expenditures, other operational cash requirements and required debt service obligations.

From time to time, we enter into FX forward contracts to manage the exposure on contracts with forecasted transactions denominated in non-functional currencies which manage the risk of transaction gains and losses associated with assets/liabilities denominated in currencies other than the functional currency of certain subsidiaries. We had FX forward contracts with an aggregate notional amount of $19.3 at December 31, 2025, all of which are scheduled to mature within one year. The fair value of our FX forward contracts was less than $0.1 at December 31, 2025.

ITEM 8. Financial Statements And Supplementary Data

SPX Technologies, Inc. and Subsidiaries
Index To Consolidated Financial Statements

All schedules are omitted because they are not applicable, not required or because the required information is included in our consolidated financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of SPX Technologies, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SPX Technologies, Inc. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2025, 2024, and 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, 2024, and 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Acquisitions – Kranze Technology Solutions, Inc. and Sigma Heating and Cooling and Omega Heat Pump – Valuation of Customer Relationships and Contracts, Technology, and Trademarks Assets— Refer to Notes 1, 2, 4, and 10 to the financial statements

Critical Audit Matter Description

The Company completed the acquisitions of Kranze Technology Solutions, Inc. ("KTS") on January 27, 2025, and Sigma Heating and Cooling and Omega Heat Pump ("Sigma & Omega") on April 15, 2025. The assets acquired and liabilities assumed in the KTS and Sigma & Omega transactions have been recorded at estimates of fair value as determined by management, based on information available and assumptions as to future operations. Of the total assets acquired and liabilities assumed, the Company acquired $242.1 of intangible assets, including customer relationships and contracts of $127.0, technology of $88.3, and trademarks of $10.6.

We identified the valuation of the aforementioned intangible assets for the KTS and Sigma & Omega acquisitions as a critical audit matter because of the significant estimates and assumptions management makes to determine the fair value these assets. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists when performing audit procedures to evaluate the reasonableness of the valuation methodologies applied to the

intangible assets acquired, as well as when performing audit procedures to evaluate the reasonableness of management's forecast of future revenue growth rates and profit margins and the selection of the discount rate for the customer relationships and contracts, technology, and trademarks intangible assets as well as the selection of the royalty rate for the trademarks and technology intangible assets.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the valuation of the intangible assets acquired as part of the KTS and Sigma & Omega acquisitions included the following, among others:

• We tested the design and operating effectiveness of controls over management's purchase price allocation procedures, including controls over forecasts of future cash flows based on estimates of revenue growth rates, profit margins and the determinations of the discount rates, as well as the determination of royalty rates for trademarks and technology.

• We evaluated management's ability to accurately forecast projected revenue growth rates and profit margins by comparing actual results to management's acquisition date forecasts.

• We evaluated the reasonableness of management's forecasts by comparing the forecasts to:
  – Historical results; and
  – Third-party economic research, industry performance, and peer company performance.

• With the assistance of our fair value specialists, we evaluated the reasonableness of the valuation methodology, the discount rates, and the royalty rates by performing certain procedures, that included:
  – Testing the source information underlying the determination of the discount rate and royalty rate and the mathematical accuracy of the calculation; and
  – Developing a range of independent estimates and comparing those to the discount rate and royalty rate selected by management.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina

February 24, 2026

We have served as the Company's auditor since 2002.

SPX Technologies, Inc. and Subsidiaries
Consolidated Statements of Operations
(in millions, except per share amounts)

		Year ended December 31,				
		2025		**2024**		**2023**
Revenues	$	2,265.1	$	1,983.9	$	1,741.2
Costs and expenses:						
Cost of products sold		1,347.4		1,184.5		1,071.2
Selling, general and administrative		477.6		414.6		394.4
Selling, general and administrative — intangible amortization		87.4		64.5		43.9
Special charges, net		1.1		3.6		0.8
Impairment of intangible assets		0.7		—		—
Other operating expense		0.5		8.4		9.0
Operating income		350.4		308.3		221.9
Other income (expense), net		8.5		(9.3)		(10.1)
Interest expense		(48.1)		(45.7)		(27.2)
Interest income		4.8		2.1		1.7
Loss on amendment/refinancing of senior credit agreement		(1.5)		—		—
Income from continuing operations before income taxes		314.1		255.4		186.3
Income tax provision		(68.6)		(53.6)		(41.6)
Income from continuing operations		245.5		201.8		144.7
Income (loss) from discontinued operations, net of tax		—		—		—
Loss on disposition of discontinued operations, net of tax		(1.5)		(1.3)		(54.8)
Loss from discontinued operations, net of tax		(1.5)		(1.3)		(54.8)
Net income	$	244.0	$	200.5	$	89.9
Basic income per share of common stock:						
Income from continuing operations	$	5.13	$	4.37	$	3.18
Loss from discontinued operations		(0.03)		(0.03)		(1.21)
Net income per share	$	5.10	$	4.34	$	1.97
Weighted-average number of common shares outstanding — basic		47.830		46.187		45.545
Diluted income per share of common stock:						
Income from continuing operations	$	5.06	$	4.29	$	3.10
Loss from discontinued operations		(0.03)		(0.03)		(1.17)
Net income per share	$	5.03	$	4.26	$	1.93
Weighted-average number of common shares outstanding — diluted		48.511		47.078		46.612

The accompanying notes are an integral part of these statements.

SPX Technologies, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income
(in millions)

	Year ended December 31,					
	2025		**2024**		**2023**	
Net income	$	244.0	$	200.5	$	89.9
Other comprehensive income (loss), net:						
Pension and postretirement liability adjustment, net of tax benefit of $1.0, $0.8, and $0.9 in 2025, 2024 and 2023, respectively		(2.2)		(2.3)		(3.0)
Net unrealized losses on qualifying cash flow hedges, net of tax benefit of $0.7, $1.1, and $1.9 in 2025, 2024 and 2023, respectively		(2.6)		(3.1)		(5.3)
Foreign currency translation adjustments		41.7		(32.1)		11.9
Other comprehensive income (loss), net		36.9		(37.5)		3.6
Total comprehensive income	$	280.9	$	163.0	$	93.5

The accompanying notes are an integral part of these statements.

SPX Technologies, Inc. and Subsidiaries
Consolidated Balance Sheets
(in millions, except share data)

		December 31, 2025		December 31, 2024
ASSETS				
Current assets:				
Cash and equivalents	$	364.0	$	156.9
Accounts receivable, net		357.2		313.6
Contract assets		65.0		11.3
Inventories, net		302.2		271.0
Other current assets		55.3		31.5
Total current assets		1,143.7		784.3
Property, plant and equipment:				
Land		26.9		23.5
Buildings and leasehold improvements		167.9		113.3
Machinery and equipment		338.1		308.1
		532.9		444.9
Accumulated depreciation		(242.1)		(226.9)
Property, plant and equipment, net		290.8		218.0
Goodwill		1,043.4		834.5
Intangibles, net		868.2		703.0
Other assets		250.2		164.1
Deferred income taxes		2.2		2.4
Assets of DBT and Heat Transfer (includes cash and equivalents of $2.0 and $4.5 at December 31, 2025 and 2024, respectively) (Note 4)		6.1		8.2
TOTAL ASSETS	$	3,604.6	$	2,714.5
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	145.2	$	128.1
Contract liabilities		115.8		62.3
Accrued expenses		185.2		170.8
Income taxes payable		10.0		19.4
Short-term debt		1.4		10.1
Current maturities of long-term debt		3.5		27.6
Total current liabilities		461.1		418.3
Long-term debt		496.7		577.0
Deferred and other income taxes		149.7		97.8
Other long-term liabilities		245.5		224.2
Liabilities of DBT and Heat Transfer (Note 4)		14.1		12.8
Total long-term liabilities		906.0		911.8
Commitments and contingent liabilities (Note 15)				
Stockholders' equity:				
Common stock (57,570,062 and 49,866,896 issued and outstanding at December 31, 2025, respectively, and 54,196,620 and 46,368,240 issued and outstanding at December 31, 2024, respectively)		0.6		0.5
Paid-in capital		1,938.2		1,373.5
Retained earnings		482.8		238.8
Accumulated other comprehensive income		260.5		223.6
Common stock in treasury (7,703,166 and 7,828,380 shares at December 31, 2025 and 2024, respectively)		(444.6)		(452.0)
Total stockholders' equity		2,237.5		1,384.4
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	3,604.6	$	2,714.5

The accompanying notes are an integral part of these statements.

SPX Technologies, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity
(in millions)

	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Accum. Other Comprehensive Income	Common Stock In Treasury	Total Stockholders' Equity
Balance at December 31, 2022	$ 0.5	$ 1,338.3	$ (51.6)	$ 257.5	$ (465.5)	$ 1,079.2
Net income	—	—	89.9	—	—	89.9
Other comprehensive income, net	—	—	—	3.6	—	3.6
Incentive plan activity	—	13.8	—	—	—	13.8
Long-term incentive compensation expense	—	13.4	—	—	—	13.4
Restricted stock unit vesting	—	(11.9)	—	—	6.6	(5.3)
Balance at December 31, 2023	0.5	1,353.6	38.3	261.1	(458.9)	1,194.6
Net income	—	—	200.5	—	—	200.5
Other comprehensive loss, net	—	—	—	(37.5)	—	(37.5)
Incentive plan activity	—	21.1	—	—	—	21.1
Long-term incentive compensation expense	—	15.0	—	—	—	15.0
Restricted stock unit vesting	—	(16.2)	—	—	6.9	(9.3)
Balance at December 31, 2024	0.5	1,373.5	238.8	223.6	(452.0)	1,384.4
Net income	—	—	244.0	—	—	244.0
Issuance of common stock in underwritten public offering, net of offering costs of $23.9	—	551.1	—	—	—	551.1
Other comprehensive income, net	—	—	—	36.9	—	36.9
Incentive plan activity	0.1	17.0	—	—	—	17.1
Long-term incentive compensation expense	—	16.7	—	—	—	16.7
Restricted stock unit vesting	—	(20.1)	—	—	7.4	(12.7)
Balance at December 31, 2025	$ 0.6	$ 1,938.2	$ 482.8	$ 260.5	$ (444.6)	$ 2,237.5

The accompanying notes are an integral part of these statements.

SPX Technologies, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(in millions)

	Year ended December 31,		
	2025	**2024**	**2023**
Cash flows from (used in) operating activities:			
Net income	$ 244.0	$ 200.5	$ 89.9
Less: Loss from discontinued operations, net of tax	(1.5)	(1.3)	(54.8)
Income from continuing operations	245.5	201.8	144.7
Adjustments to reconcile income from continuing operations to net cash from (used in) operating activities			
Special charges, net	1.1	3.6	0.8
(Gain) loss on change in value of equity security	(23.0)	4.2	(3.6)
Loss on amendment/refinancing of senior credit agreement	1.5	—	—
Amortization of compensation expense related to acquisition (Refer to Note 4)	24.2	—	—
Impairment of intangible assets	0.7	—	—
Deferred and other income taxes	26.1	(15.1)	(25.2)
Depreciation and amortization	122.6	91.6	63.2
Pension and other employee benefits	19.9	15.4	22.0
Long-term incentive compensation	16.7	15.0	13.4
Other, net, including allowance for doubtful accounts	2.9	(8.7)	(5.9)
Changes in operating assets and liabilities, net of effects from acquisitions and divestitures:			
Accounts receivable and other assets	(81.8)	2.1	30.6
Contribution related to employee retention agreements from acquisition (Refer to Note 4)	(46.5)	—	—
Inventories	2.8	9.1	(3.1)
Accounts payable, accrued expenses and other	24.7	(4.3)	7.0
Cash spending on restructuring actions	(1.8)	(1.6)	(0.1)
Net cash from continuing operations	335.6	313.1	243.8
Net cash used in discontinued operations	(2.3)	(27.2)	(35.3)
Net cash from operating activities	333.3	285.9	208.5
Cash flows from (used in) investing activities:			
Proceeds/borrowings (repayments) related to company-owned life insurance policies, net	(23.9)	41.9	0.7
Proceeds from asset sales and other	—	3.6	—
Business acquisitions, net of cash acquired	(445.0)	(292.0)	(547.0)
Capital expenditures	(92.1)	(38.0)	(23.9)
Net cash used in continuing operations	(561.0)	(284.5)	(570.2)
Net cash used in discontinued operations	—	—	—
Net cash used in investing activities	(561.0)	(284.5)	(570.2)
Cash flows from (used in) financing activities:			
Borrowings under senior credit facilities	978.0	384.8	869.1
Repayments under senior credit facilities	(1,082.6)	(321.8)	(572.5)
Borrowings under trade receivables agreement	280.0	272.0	178.0
Repayments under trade receivables agreement	(289.0)	(279.0)	(162.0)
Net borrowings (repayments) under other financing arrangements	0.1	(1.2)	(0.4)
Minimum withholdings paid on behalf of employees for net share settlements, net of proceeds from the exercise of employee stock options and other	(7.4)	0.9	(1.3)
Proceeds of issuance of common stock in underwritten public offering, net of offering costs of $23.9	551.1	—	—
Financing fees paid	(4.7)	(2.6)	(1.3)
Net cash from continuing operations	425.5	53.1	309.6
Net cash from (used in) discontinued operations	—	—	—
Net cash from financing activities	425.5	53.1	309.6
Change in cash and equivalents due to changes in foreign currency exchange rates	6.8	2.0	(0.1)
Net change in cash and equivalents	204.6	56.5	(52.2)
Consolidated cash and equivalents, beginning of period	161.4	104.9	157.1
Consolidated cash and equivalents, end of period	$ 366.0	$ 161.4	$ 104.9

Supplemental disclosure of cash flow information:						
Interest paid	$	41.7	$	43.4	$	25.6
Income tax payments, net	$	57.3	$	43.5	$	58.4
Non-cash investing and financing activity:						
Debt assumed	$	0.1	$	1.1	$	0.3

		Year ended December 31,				
		2025		**2024**		**2023**
Components of cash and equivalents:						
Cash and equivalents	$	364.0	$	156.9	$	99.4
Cash and equivalents included in assets of DBT and Heat Transfer		2.0		4.5		5.5
Total cash and equivalents	$	366.0	$	161.4	$	104.9

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements
December 31, 2025
(All currency and share amounts are in millions, except per share and par value data)

(1) Basis of Presentation and Summary of Significant Accounting Policies

Our significant accounting policies are described below, as well as in other Notes that follow. Unless otherwise indicated, amounts provided in these Notes pertain to continuing operations only (see Note 4 for information on discontinued operations).

Principles of Consolidation — The consolidated financial statements include our accounts prepared in conformity with accounting principles generally accepted in the United States ("GAAP") after the elimination of intercompany transactions. Investments in unconsolidated companies where we exercise significant influence but do not have control are accounted for using the equity method. In determining whether we are the primary beneficiary of a variable interest entity ("VIE"), we perform a qualitative analysis that considers the design of the VIE, the nature of our involvement and the variable interests held by other parties to determine which party has the power to direct the activities of the VIE that most significantly impact the entity's economic performance, and which party has the obligation to absorb losses or the right to receive benefits of the entity that could potentially be significant to the VIE. All of our VIEs are immaterial, individually and in aggregate, to our consolidated financial statements.

From time to time, we may make acquisitions that do not significantly impact our financial position or statements of operations. These acquisitions primarily complement our existing business operations or strategic initiatives with no significant impact to our financial outlook and end markets, nor requiring a significant investment of resources. Such acquisitions are not separately identified within this report on Form 10-K. During the year ended December 31, 2025, cash outflows, net of cash acquired, related to this activity totaled $8.2. The post-acquisition operating results are reflected within our HVAC reportable segment and have no significant impact to our financial outlook and end markets.

Acquisitions in 2025:

- KTS - On January 27, 2025, we completed the acquisition of Kranze Technology Solutions, Inc. ("KTS") which specializes in digital interoperability and tactical networking solutions, primarily for the defense industry. We purchased KTS for net cash consideration of $340.0, inclusive of amounts related to future service obligations of certain existing employees of $46.5 and net of an adjustment to the purchase price of $2.4 received during the third quarter of 2025 related to acquired working capital. We financed the acquisition with available borrowings on our revolving credit facilities under our senior credit facilities. The post-acquisition operating results of KTS are reflected within our Detection and Measurement reportable segment.

- Sigma & Omega - On April 15, 2025, we completed the acquisition of Sigma Heating and Cooling and Omega Heat Pump ("Sigma & Omega") which specialize in highly engineered hydronic heating and cooling equipment, including vertical stack heat pumps and fan coils, institutional heating products, and both air-cooled and water-cooled commercial self-contained units. We purchased Sigma & Omega for cash consideration of $143.3, net of (i) an adjustment to the purchase price of $0.3 received during the fourth quarter of 2025 related to acquired working capital and (ii) cash acquired of $0.2. The acquisition was financed primarily through cash on hand, supplemented by borrowings on our revolving credit facilities under our senior credit facilities. The post-acquisition operating results of Sigma & Omega are reflected within our HVAC reportable segment.

Acquisitions in 2024:

- Ingénia - On February 7, 2024, we completed the acquisition of Ingénia Technologies Inc. ("Ingénia") which specializes in the design and manufacture of custom air handling units that demand high levels of precision and reliability in healthcare, pharmaceutical, education, food processing and industrial end markets. We purchased Ingénia for cash consideration of $292.0, net of (i) an adjustment to the purchase price of $2.1 received during 2024 related to acquired working capital and (ii) cash acquired of $1.5. The post-acquisition results of Ingénia are reflected within our HVAC reportable segment.

Acquisitions in 2023:

- TAMCO - On April 3, 2023, we completed the acquisition of T. A. Morrison & Co. Inc. ("TAMCO"), a market leader in motorized and non-motorized dampers that control airflow in large-scale specialty applications in commercial, industrial, and institutional markets. We purchased TAMCO for cash consideration of $125.5, inclusive of an adjustment to the purchase price of $0.2 paid during 2023 related to acquired working capital, and net of cash acquired of $1.0. The post-acquisition operating results of TAMCO are reflected within our HVAC reportable segment.

- ASPEQ - On June 2, 2023, we completed the acquisition of ASPEQ Heating Group ("ASPEQ"), a leading provider of electrical heating solutions to customers in industrial and commercial markets. We purchased ASPEQ for cash consideration of $421.5, net of (i) an adjustment to the purchase price of $0.3 received during 2023 related to acquired working capital and (ii) cash acquired of $0.9. The post-acquisition operating results of ASPEQ are reflected within our HVAC reportable segment.

The assets acquired and liabilities assumed in the Sigma & Omega transaction have been recorded at estimates of fair value as determined by management, based on information available and assumptions as to future operations and are subject to change, primarily for the final assessment and valuation of certain judgmental reserves.

Foreign Currency Translation and Transactions — The financial statements of our foreign subsidiaries are translated into U.S. dollars in accordance with the Foreign Currency Matters Topic of the Financial Accounting Standards Board Codification ("Codification"). Gains and losses on foreign currency translations are reflected as a separate component of stockholders' equity and other comprehensive income/loss. Foreign currency transaction gains and losses, as well as gains and losses related to foreign currency forward contracts, are included in "Other income (expense), net," with the related net gains (losses) totaling $(2.5), $0.8, and $(0.9) in 2025, 2024, and 2023, respectively.

Cash Equivalents — We consider highly liquid money market investments with original maturities of three months or less at the date of purchase to be cash equivalents.

Revenue Recognition — We recognize revenue in accordance with Accounting Standards Codification ("ASC") 606. See Note 5 for our policy for recognizing revenue under, as well as the various other disclosures required by, ASC 606.

Research and Development Costs — We expense research and development costs as incurred. We charge costs incurred in the research and development of new software included in products to expense until technological feasibility is established. After technological feasibility is established, additional eligible costs are capitalized until the product is available for general release. We amortize these costs over the economic lives of the related products and include the amortization in cost of products sold. We perform periodic reviews of the recoverability of these capitalized software costs. If, and at the time, we determine that capitalized amounts are not recoverable based on the estimated cash flows to be generated from the applicable software, we write off any unrecoverable capitalized amounts. Capitalized software, net of amortization, totaled $7.2 and $3.6 as of December 31, 2025 and 2024, respectively. Capitalized software amortization expense totaled $0.7, $0.4, and $0.1 in 2025, 2024, and 2023, respectively. We expensed research activities relating to the development and improvement of our products of $54.0, $45.9, and $43.2 in 2025, 2024, and 2023, respectively.

Property, Plant and Equipment — Property, plant and equipment ("PP&E") is stated at cost, less accumulated depreciation. We use the straight-line method for computing depreciation expense over the useful lives of PP&E, which do not exceed 40 years for buildings and range from 3 to 15 years for machinery and equipment. Depreciation expense, including amortization of finance leases, was $30.6, $26.7, and $19.2 for the years ended December 31, 2025, 2024, and 2023, respectively. Leasehold improvements are amortized over the life of the related asset or the life of the lease, whichever is shorter. Interest is capitalized on significant construction or installation projects. We capitalized interest of $0.4 in 2025, with no interest capitalized in 2024 or 2023.

Pension and Postretirement — We recognize changes in the fair value of plan assets and actuarial gains and losses in earnings during the fourth quarter of each year, unless earlier remeasurement is required, as a component of net periodic benefit expense/income and, accordingly, recognize the effects of plan investment performance, interest rate changes, and changes in actuarial assumptions as a component of earnings in the year in which they occur. The remaining components of pension/postretirement expense/income, primarily interest costs and expected return on plan assets, are recorded on a quarterly basis.

Company-owned Life Insurance Policies — The Company has investments in company-owned life insurance ("COLI") policies, which are recorded at their cash surrender value at each balance sheet date. Changes in the cash surrender value during the period are recorded within "Other income (expense), net" within our consolidated statements of operations. The Company has the ability to borrow against a portion of its investments in the COLI policies as an additional source of liquidity. During 2024, the Company borrowed $41.2 against the cash surrender value of these COLI policies. Such borrowings were used to pay down amounts payable under the revolving credit facility. During 2025, the Company repaid the then-outstanding borrowings totaling $37.4, inclusive of accrued interest. The amounts borrowed totaled $0.0 and $39.0 at December 31, 2025 and 2024, respectively, and incurred interest at a weighted-average rate of 5.3%. At December 31, 2025, we had capacity to borrow approximately $34.0 against the policies. The cash surrender value of the Company's investments in COLI assets, net of any aforementioned borrowing, was $60.3 and $36.2 at December 31, 2025 and 2024, respectively, recorded in "Other assets" on the consolidated balance sheets.

Income Taxes — We account for income taxes based on the requirements of the Income Taxes Topic of the Codification, which includes an estimate of the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. We periodically assess the realizability of deferred tax assets and the adequacy of deferred tax liabilities, including the results of local, state, federal or foreign statutory tax audits or estimates and judgments used.

Derivative Financial Instruments — We use foreign currency forward contracts to manage our exposures to fluctuating currency exchange rates and interest rate protection agreements to manage our exposures to fluctuating interest rate risk on variable rate debt. Derivatives are recorded on the balance sheet and measured at fair value. For derivatives designated as hedges of the fair value of assets or liabilities, the changes in fair values of both the derivatives and the hedged items are recorded in current earnings. For derivatives designated as cash flow hedges, the change in fair value of the derivatives is recorded in accumulated other comprehensive income ("AOCI") and subsequently recognized in earnings when the forecasted transaction impacts earnings. We do not enter into financial instruments for speculative or trading purposes.

For those transactions that are designated as cash flow hedges, we document our hedge relationship, including identification of the hedging instruments and the hedged items, as well as our risk management objectives and strategies for undertaking the hedge transaction. We also assess, both at inception and quarterly thereafter, whether such derivatives are highly effective in offsetting changes in the fair value of the hedged item. See Notes 14 and 17 for further information.

Cash flows from hedging activities are included in the same category as the items being hedged, which are primarily operating activities.

(2) Use of Estimates

The preparation of our consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. We evaluate these estimates and judgments on an ongoing basis and base our estimates on experience, current and expected future conditions, third-party evaluations and various other assumptions that we believe are reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities as well as identifying and assessing the accounting treatment with respect to commitments and contingencies. Actual results may differ from the estimates and assumptions used in the consolidated financial statements and related notes.

Listed below are certain significant estimates and assumptions used in the preparation of our consolidated financial statements. Certain other estimates and assumptions are further explained in the related notes.

Accounts Receivable Allowances — We provide allowances for expected losses on uncollectible accounts based on our historical experience, current and future economic and market conditions, and the evaluation of the likelihood of success in collecting specific customer receivables. In addition, we maintain allowances for customer returns, discounts and invoice pricing discrepancies, with such allowances primarily based on historical experience. Summarized below is the activity for these allowance accounts.

	Year ended December 31,					
	2025		**2024**		**2023**	
Balance at beginning of year	$	12.5	$	11.5	$	10.4
Acquisitions		0.4		0.1		0.2
Allowances provided		20.0		16.7		18.2
Write-offs, net of recoveries, credits issued and other		(17.8)		(15.8)		(17.3)
Balance at end of year	$	15.1	$	12.5	$	11.5

Inventory — We estimate losses for excess and/or obsolete inventory and the net realizable value of inventory based on the aging and historical utilization of the inventory and the evaluation of the likelihood of recovering the inventory costs based on anticipated demand and selling price.

Acquisitions — We record acquisitions that meet the definition of a business combination using the acquisition method of accounting. We include the operating results of acquired entities from their respective dates of acquisition and recognize and measure the identifiable assets acquired, liabilities assumed, including contingent consideration as of the acquisition date, at fair

value. The fair value of the identifiable intangible assets has been estimated using the multi-period excess earnings method (customer relationships and contracts and backlog) and relief-from-royalty-method (trademarks and technology). Significant model inputs using the multi-period excess earnings method include economic life, estimated future revenue growth rates, expenses based on historical results and forecasts, and a discount rate based on a weighted average cost of capital. Significant model inputs to the relief-from-royalty-method include estimated future revenue growth rates, economic life, an estimated royalty rate, and a discount rate based on a weighted average cost of capital. The weighted average cost of capital was determined based on a market participant capital structure, cost of capital, inherent business risk profile and long-term growth expectations. The excess, if any, of total consideration transferred in a business combination over the fair value of identifiable assets acquired and liabilities assumed is recognized as goodwill. Costs incurred as a result of a business combination, other than costs related to the issuance of debt or equity securities, are recorded in the period the costs are incurred. Additionally, at each reporting period, contingent consideration is remeasured to fair value, with changes recorded in "Other operating expense" within our consolidated statements of operations.

Long-Lived Assets and Intangible Assets Subject to Amortization — We continually review whether events and circumstances subsequent to the acquisition of any long-lived assets, including intangible assets subject to amortization, have occurred that indicate the remaining estimated useful lives of those assets may warrant revision or that the remaining balance of those assets may not be fully recoverable. If events and circumstances indicate that the long-lived assets should be reviewed for possible impairment, we use projections to assess whether future cash flows on an undiscounted basis related to the assets are likely to exceed the related carrying amount. We will record an impairment charge to the extent the carrying value of the assets exceed their fair values as determined by valuation techniques appropriate in the circumstances.

In determining the estimated useful lives of definite-lived intangible assets, we consider the nature, competitive position, life cycle position, and historical and expected future cash flows of each acquired asset, as well as our commitment to support these assets through continued investment and legal infringement protection. Definite-lived intangible assets such as customer relationships, technology and other intangible assets with finite useful lives are amortized on a straight-line basis over their estimated economic lives. The weighted-average remaining useful lives approximate the following as of December 31, 2025.

Technology	10 years
Customer relationships	10 years
Other	7 years

Goodwill and Indefinite-Lived Intangible Assets — We review goodwill and indefinite-lived intangible assets for impairment annually during the fourth quarter and continually assess whether a triggering event has occurred that indicates the carrying value may exceed the implied fair value. In reviewing goodwill for impairment, we first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not (greater than 50%) that the estimated fair value of a reporting unit is less than its carrying amount. If we determine that an impairment is more likely than not, we then perform a quantitative impairment test (described below). Otherwise, no further analysis is required. Our qualitative evaluation is an assessment of factors, including reporting unit-specific operating results, as well as industry, market, and general economic conditions. Our quantitative analysis of the fair value of reporting units is based on discounted projected cash flows (an income approach), but we also consider market-adjusted multiples of earnings and revenue (a market approach) and similar transaction multiples (also a market approach). We employ cash flow projections that we believe are reasonable under current and forecasted circumstances, the results of which form the basis for making judgments about the carrying values of the reported net assets of our reporting units. Many of our businesses closely follow changes in the industries and end markets that they serve. Accordingly, we consider estimates and judgments that affect the future cash flow projections, including principal methods of competition, such as volume, price, service, product performance and technical innovations, as well as estimates associated with cost reduction initiatives, capacity utilization and assumptions for inflation and foreign currency changes. The market-adjusted multiple-of-earnings-and-revenue approach reflects the market's expectations for future growth and risk while the similar-transaction-multiples method considers prices paid in similar transactions that have recently occurred in our industries or in related industries.

Under the income approach, we project cash flows for a period of 5 to 10 years. Under the market approaches, we used multiples of earnings before interest, taxes, depreciation and amortization or revenues based on the market information of comparable companies.

Accrued Expenses — We make estimates and judgments in establishing accruals as required under GAAP. Summarized in the table below are the components of accrued expenses at December 31, 2025 and 2024.

| | December 31, | |
	2025	2024
Short-term incentive compensation	$ 47.3	$ 38.8
Employee benefits	32.0	38.3
Warranty	20.7	18.9
Other [1]	85.2	74.8
Total	$ 185.2	$ 170.8

---

[1] Other consists of various items including the current portion of our liabilities related to risk management matters, environmental remediation costs, and operating leases, as well as, accrued rebates, legal, interest and restructuring costs, none of which is individually material.

Legal — We accrue for estimated losses from legal actions or claims when events exist that make the realization of the losses probable and they can be reasonably estimated. We do not discount legal obligations or reduce them by anticipated insurance recoveries. See Note 15 for additional details.

Environmental Remediation Costs — We expense costs incurred to investigate and remediate environmental issues unless they extend the economic useful lives of related assets. We record liabilities when it is probable that an obligation has been incurred and the amounts can be reasonably estimated. Our environmental accruals cover anticipated costs, including investigation, remediation and operation and maintenance of clean-up sites. Our estimates are based primarily on investigations and remediation plans established by independent consultants, regulatory agencies and potentially responsible third parties. We do not discount environmental obligations or reduce them by anticipated insurance recoveries.

Risk Management Matters — We are subject to claims associated with risk management matters (e.g., product liability, general liability, automobile, and workers' compensation claims). The liabilities we record for these claims are based on a number of assumptions, including historical claims and payment experience. In addition, we are self-insured for certain of our workers' compensation, automobile, product, general liability, disability and health costs, and we maintain adequate accruals to cover our retained liabilities. Our accruals for self-insurance liabilities are based on claims filed and estimates of claims incurred but not yet reported, and are not discounted. We consider a number of factors, including third-party actuarial valuations, when making these determinations. We maintain third-party stop-loss insurance policies to cover certain liability costs in excess of predetermined retained amounts; however, this insurance may be insufficient or unavailable (e.g., because of insurer insolvency) to protect us against potential loss exposures. The key assumptions considered in estimating the ultimate cost to settle reported claims and the estimated costs associated with incurred but not yet reported claims include, among other factors, our historical and industry claims experience, trends in health care and administrative costs, our current and future risk management programs, and historical lag studies with regard to the timing between when a claim is incurred and reported. See Note 15 for additional details.

Warranty — In the normal course of business, we issue product warranties for specific products and provide for the estimated future warranty cost in the period in which the sale is recorded. We provide for the estimate of warranty cost based on contract terms and historical warranty loss experience that is periodically adjusted for recent actual experience. Because warranty estimates are forecasts that are based on the best available information, claims costs may differ from amounts provided. In addition, due to the seasonal fluctuations at certain of our businesses, the timing of warranty provisions and the usage of warranty accruals can vary period to period. We make adjustments to initial obligations for warranties as changes in the obligations become reasonably estimable. The following is an analysis of our product warranty accrual for the periods presented:

| | Year ended December 31, | | |
	2025	2024	2023
Balance at beginning of year	$ 44.7	$ 37.9	$ 34.7
Acquisitions	0.4	1.3	0.9
Provisions	19.3	20.3	16.9
Usage	(15.7)	(14.6)	(14.6)
Currency translation adjustment	0.3	(0.2)	—
Balance at end of year	49.0	44.7	37.9
Less: Current portion of warranty	20.7	18.9	16.4
Non-current portion of warranty	$ 28.3	$ 25.8	$ 21.5

Income Taxes — We perform reviews of our income tax positions on a continuous basis and accrue for potential uncertain tax positions in accordance with the Income Taxes Topic of the Codification. Accruals for these uncertain tax positions may be classified as "Income taxes payable" and "Deferred and other income taxes" in the accompanying consolidated balance sheets based on an expectation as to the timing of when the matter will be resolved. As events change or resolutions occur, these accruals are adjusted, such as in the case of audit settlements with taxing authorities. For tax positions where it is more likely than not that a tax benefit will be sustained, we record the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority, assuming such authority has full knowledge of all relevant information. These reviews also entail analyzing the realization of deferred tax assets. When we believe that it is more likely than not that we will not realize a benefit for a deferred tax asset based on all available evidence, we establish a valuation allowance.

Employee Benefit Plans — Defined benefit plans cover a portion of our salaried and hourly employees, including certain employees in foreign countries. As discussed in Note 1, we recognize changes in the fair value of plan assets and actuarial gains and losses associated with our pension and postretirement benefit plans in earnings during the fourth quarter of each year, unless earlier remeasurement is required, as a component of net periodic benefit expense. The remaining components of pension/ postretirement expense, primarily interest costs and expected return on plan assets, are recorded on a quarterly basis. See Note 11 for further discussion of our pension and postretirement benefits.

We derive pension expense from an actuarial calculation based on the defined benefit plans' provisions and our assumptions regarding discount rates. We primarily determine the discount rate for our plans by matching the expected projected benefit obligation cash flows for each of the plans to a yield curve that is representative of long-term, high-quality (rated AA or higher) fixed income debt instruments as of the measurement date. We also consult with independent actuaries in determining these assumptions.

(3) New Accounting Pronouncements

The following is a summary of new accounting pronouncements that apply or may apply to our business.

In December 2023, the FASB issued ASU No. 2023-09, which requires companies to disclose, on an annual basis, required categories in the effective tax rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. In addition, ASU 2023-09 requires companies to disclose additional information about income taxes paid. ASU 2023-09 is effective for annual periods beginning January 1, 2025 and has been applied on a prospective basis within these financial statements. Refer to Note 12 for these and other disclosures related to income taxes.

In November 2024, the FASB issued ASU No. 2024-03, which requires companies to disclose, on an interim and annual basis, additional information about specific expense categories in the notes to the financial statements. In addition, ASU 2024-03 requires companies to disclose a qualitative description of amounts remaining in relevant expense captions that are not separately disaggregated quantitatively and, on an annual basis, disclose the total amount of selling expenses and the Company's definition of selling expenses. ASU 2024-03, further clarified by ASU 2025-01, will be effective for annual reporting periods beginning after December 15, 2026, and for interim periods within annual reporting periods beginning after December 15, 2027, and will be applied on a prospective basis with the option to apply the standard retrospectively, with early adoption permitted. We are currently evaluating the disclosure impact of ASU 2024-03; however, the standard will not have an impact on the Company's consolidated financial position, results of operations or cash flows.

In September 2025, the FASB issued ASU No. 2025-06, which replaces the stage-based capitalization model for the treatment of development costs of internal-use software with a principles-based framework, reflecting modern software development practices. In addition, ASU 2025-06 requires companies to capitalize software costs once management authorizes and commits to funding with probable completion and use. ASU 2025-06 will be effective for annual reporting periods beginning after December 15, 2027, and for interim reporting periods within those annual reporting periods, and allows multiple transition methods, including retrospective, prospective, or modified prospective application, with early adoption permitted. We are currently evaluating the impact of ASU 2025-06 on our consolidated financial position, results of operations and cash flows.

In November 2025, the FASB issued ASU No. 2025-09, Derivatives and Hedging (Topic 815): Hedge Accounting Improvements, which simplifies and expands the application of hedge accounting by providing additional flexibility in the designation and measurement of hedging relationships, including hedges of forecasted transactions, interest rate risk, and certain derivative instruments. ASU 2025-09 is effective for annual periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, and will be applied on a prospective basis, with early adoption permitted. We are currently evaluating the impact of ASU 2025-09 on our consolidated financial position, results of operations and cash flows.

In December 2025, the FASB issued ASU No. 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which establishes authoritative GAAP guidance for the recognition, measurement, presentation, and disclosure of government grants received by business entities, reducing diversity in practice and enhancing consistency in financial reporting. ASU 2025-10 is effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods, and allows multiple transition methods, including modified prospective, modified retrospective, and retrospective application, with early adoption permitted. We are currently evaluating the impact of ASU 2025-10 on our consolidated financial position, results of operations and cash flows.

(4) Acquisitions and Discontinued Operations

Acquisitions

From time to time, we may make acquisitions that do not significantly impact our financial position or operations. These acquisitions primarily complement our existing business operations or strategic initiatives with no significant impact to our financial outlook and end markets, or requiring a significant investment of resources. Such acquisitions are not separately identified within this report on Form 10-K. During 2025, cash outflows, net of cash acquired, related to this activity totaled $8.2. The post-acquisition operating results are reflected within our HVAC reportable segment and have no significant impact to our financial outlook and end markets.

As indicated in Note 1, on April 15, 2025 and April 3, 2023 we completed the acquisitions of Sigma & Omega and TAMCO, respectively. The pro forma effects of these acquisitions are not material to our consolidated results of operations.

Acquisition of Sigma & Omega

As indicated in Note 1, on April 15, 2025, we completed the acquisition of Sigma & Omega for cash consideration of $143.3, net of (i) an adjustment to the purchase price of $0.3 received during the fourth quarter of 2025 related to acquired working capital and (ii) cash acquired of $0.2. The pro forma effect of this acquisition is not material to our consolidated results of operations.

The following is a summary of the recorded preliminary fair values of the assets acquired and liabilities assumed for Sigma & Omega as of April 15, 2025:

Assets acquired:		
Current assets, including cash and equivalents of $0.2	$	17.1
Property, plant and equipment		1.3
Goodwill		76.1
Intangible assets		77.6
Other assets		1.2
Total assets acquired		173.3
Current liabilities assumed		9.3
Non-current liabilities assumed [(1)]		20.5
Net assets acquired	$	143.5

_____

[(1)] Includes net deferred income tax liabilities and other liabilities of $19.9 and $0.6, respectively.

The identifiable intangible assets acquired consist of customer relationships, customer backlog, technology, and definite-lived trademarks of $56.3, $8.9, $8.5, and $3.9, respectively, with such amounts based on an assessment of the related fair values. We expect to amortize the customer relationships, customer backlog, technology, and definite-lived trademarks over 11.0, 1.0, 9.0, and 8.0 years, respectively.

We acquired gross receivables of $9.6, which had a fair value of $9.2 at the acquisition date based on our estimates of cash flows expected to be recovered.

The qualitative factors that comprise the recorded goodwill include expected domestic and global market growth for Sigma & Omega's existing operations, increased volumes achieved by selling Sigma & Omega products through existing SPX sales channels, procurement and operational savings and efficiencies, and various other factors. We expect none of the goodwill described above to be deductible for tax purposes.

We recognized revenues and a net loss for Sigma & Omega of $53.2 and $1.4, respectively, for the year ended December 31, 2025, with the net loss impacted by charges during the year ended December 31, 2025 of $14.2 associated with amortization of the various intangible assets mentioned above, $0.8 of costs incurred for integration-related activities, and $0.1 associated with the excess fair value (over historical cost) of inventory acquired which was subsequently sold.

Acquisition of KTS

As indicated in Note 1, on January 27, 2025, we completed the acquisition of KTS for net cash consideration of $340.0, inclusive of amounts paid related to future service obligations of certain employees of $46.5 described further below and net of an adjustment to the purchase price of $2.4 received during 2025 related to acquired working capital. We financed the acquisition with available borrowings on our revolving credit facilities under our senior credit facilities. The excess of the purchase price over the total of the fair values assigned to tangible and identifiable intangible assets acquired and liabilities assumed is recognized as goodwill.

In connection with the acquisition of KTS, and as required by the acquisition agreement, we assumed employee retention agreements with certain employees, totaling $46.5, that include future service obligations. In the event employees forfeit any amounts under the terms of the agreements, such amounts are due to the seller of KTS. We funded the amounts related to these retention agreements through a reduction in the purchase price, with $46.5 paid into an escrow account at the time of the acquisition closing, as required by the acquisition agreement. The deferred compensation assets related to these agreements will be amortized over the agreement terms which range from 2 to 8 years. During the year ended December 31, 2025, we recognized compensation costs of $24.2 which have been recorded to "Selling, general and administrative" within our consolidated statements of operations, related to such retention agreements. The remaining deferred compensation assets of $11.4 and $10.9 are recorded within "Other current assets" and "Other assets", respectively, within our consolidated balance sheet as of December 31, 2025.

The following is a summary of the recorded final fair values of the assets acquired and liabilities assumed for KTS as of January 27, 2025:

Assets acquired:		
Current assets[1]	$	60.8
Property, plant and equipment		5.6
Goodwill		104.4
Intangible assets		164.5
Other assets[1]		25.6
Total assets acquired		360.9
Current liabilities assumed		16.5
Non-current liabilities assumed		4.4
Net assets acquired	$	340.0

_____
[1] Includes $26.2 and $20.3 within "Current assets" and "Other assets", respectively, for deferred compensation assets related to the employee retention agreements discussed previously.

The identifiable intangible assets acquired consist of technology, customer relationships and contracts, trademarks, and customer backlog of $79.8, $70.7, $6.7, and $7.3, respectively, with such amounts based on an assessment of the related fair values. We expect to amortize the technology, customer relationships and contracts, trademarks, and customer backlog assets over 12.0, 15.0, 9.0, and 2.0 years, respectively.

We acquired gross receivables of $7.2, which had the same fair value at the acquisition date based on our estimates of cash flows expected to be recovered.

The qualitative factors that comprise the recorded goodwill include expected domestic and global market growth for KTS's existing operations, increased volumes achieved through product synergies with existing SPX businesses, procurement and operational savings and efficiencies, and various other factors. We expect the goodwill described above to be deductible for tax purposes.

We recognized revenues and a net loss for KTS of $85.3 and $12.7, respectively, for the year ended December 31, 2025, with the net loss impacted by charges during the year ended December 31, 2025 of (i) $24.2 for amortization of compensation costs related to acquired retention agreements, (ii) $18.4 associated with amortization of the various intangible assets mentioned above, (iii) $1.4 associated with the excess fair value (over historical cost) of inventory acquired which was subsequently sold, and (iv) $1.2 of costs incurred for integration-related activities.

Acquisition of Ingénia

As indicated in Note 1, on February 7, 2024, we completed the acquisition of Ingénia, for $292.0, net of (i) an adjustment to the purchase price of $2.1 received during 2024 related to acquired working capital and (ii) cash acquired of $1.5. We financed the acquisition with available borrowings on our revolving credit facilities under our senior credit facilities. The excess of the purchase price over the total of the estimated fair values assigned to tangible and identifiable intangible assets acquired and liabilities assumed is recognized as goodwill.

The following is a summary of the recorded final fair values of the assets acquired and liabilities assumed for Ingénia as of February 7, 2024:

Assets acquired:		
Current assets, including cash and equivalents of $1.5	$	31.2
Property, plant and equipment		73.6
Goodwill		142.4
Intangible assets		97.9
Total assets acquired		345.1
Current liabilities assumed		14.5
Deferred and other income taxes		37.1
Net assets acquired	$	293.5

The identifiable intangible assets acquired consist of technology, customer relationships and contracts, trademarks, and customer backlog of $46.7, $23.5, $13.9, and $13.8, respectively, with such amounts based on an assessment of the related fair values. We expect to amortize the technology, customer relationships and contracts, trademarks, and customer backlog assets over 12.0, 7.0, 8.0, and 1.0 years, respectively.

We acquired gross receivables of $16.1, which had the same fair value at the acquisition date based on our estimates of cash flows expected to be recovered.

The qualitative factors that comprise the recorded goodwill include expected market growth for Ingénia's existing operations, increased volumes achieved by selling Ingénia's products through existing SPX sales channels, procurement and operational savings and efficiencies, and various other factors. We expect none of the goodwill described above to be deductible for tax purposes.

We recognized revenues and net income for Ingénia of $72.6 and $15.9, respectively, for the year ended December 31, 2024, with the net income impacted by charges during the year ended December 31, 2024 of (i) $18.6 associated with amortization of the various intangible assets mentioned above, (ii) $1.8 associated with the excess fair value (over historical cost) of inventory acquired which was subsequently sold, and (iii) $2.8 of costs incurred for integration-related activities.

Acquisition of ASPEQ

As indicated in Note 1, on June 2, 2023, we completed the acquisition of ASPEQ for $421.5, net of (i) an adjustment to the purchase price of $0.3 received during 2023 related to acquired working capital and (ii) cash acquired of $0.9. We financed the acquisition with available cash and borrowings under our senior credit facilities. The excess of the purchase price over the total

of the estimated fair values assigned to tangible and identifiable intangible assets acquired and liabilities assumed is recognized as goodwill.

The following is a summary of the recorded final fair values of the assets acquired and liabilities assumed for ASPEQ as of June 2, 2023:

Assets acquired:		
Current assets, including cash and equivalents of $0.9	$	38.0
Property, plant and equipment		10.6
Goodwill		195.0
Intangible assets		246.1
Other assets		1.2
Total assets acquired		490.9
Current liabilities assumed		11.1
Non-current liabilities assumed [1]		57.4
Net assets acquired	$	422.4

_____

[1] Includes net deferred income tax liabilities and other liabilities of $56.4 and $1.0, respectively.

The identifiable intangible assets acquired consist of customer relationships, trademarks, technology, and customer backlog of $142.3, $51.5, $47.8, and $4.5, respectively, with such amounts based on an assessment of the related fair values. We expect to amortize the customer relationships, technology, and customer backlog assets over 12.0, 16.0, and 1.0 years, respectively, with the trademarks acquired being indefinite-lived.

We acquired gross receivables of $18.0, which had a fair value at the acquisition date of $17.8 based on our estimates of cash flows expected to be recovered.

The qualitative factors that comprise the recorded goodwill include expected market growth for ASPEQ's existing operations, increased volumes achieved by selling ASPEQ's products through existing SPX sales channels, procurement and operational savings and efficiencies, and various other factors.

We recognized revenues and net income for ASPEQ of $63.9 and $3.6, respectively, for the year ended December 31, 2023, with the net income impacted by charges during the year ended December 31, 2023 of (i) $13.2 associated with amortization of the various intangible assets mentioned above and (ii) $3.6 associated with the excess fair value (over historical cost) of inventory acquired which was subsequently sold.

During the years ended December 31, 2025, 2024 and 2023 we incurred acquisition and integration-related other costs for ASPEQ, Ingénia, KTS, and Sigma & Omega of $32.7, $10.6 and $9.3, respectively. In addition, we recorded these amounts as shown below within consolidated operating income in Note 7.

Acquisition and integration-related costs for ASPEQ, Ingénia, KTS, and Sigma & Omega

	Year ended December 31,					
Affected line item in Note 7	**2025**		**2024**		**2023**	
Corporate expense	$	4.2	$	4.5	$	5.2
Acquisition and integration-related costs		28.5		6.1		4.1
Consolidated operating income	$	32.7	$	10.6	$	9.3

The following unaudited pro forma information presents our consolidated results of operations for the years ended December 31, 2025, 2024, and 2023, as if the acquisitions of KTS, Ingénia, and ASPEQ had taken place on January 1, 2024, January 1, 2023 and January 1, 2022, respectively. The unaudited pro forma financial information is not intended to represent or be indicative of our consolidated results of operations that would have been reported had the acquisitions been completed as of the dates presented, and should not be taken as representative of our future consolidated results of operations. The pro forma results include estimates and assumptions that management believes are reasonable; however, these results do not include any anticipated cost savings or expenses of the integration of KTS, Ingénia, and ASPEQ. These pro forma consolidated results of operations have been prepared for comparative purposes only and include additional interest expense on the borrowings required to finance the acquisitions, additional depreciation and amortization expense associated with fair value adjustments to the acquired property, plant and equipment, intangible assets and compensation costs related to acquired retention agreements, adjustments to reflect charges associated with acquisition-related costs and charges associated with the excess fair value (over historical cost) of inventory acquired and subsequently sold as if they were incurred during 2024 for KTS, 2023 for Ingénia, and 2022 for ASPEQ, and the related income tax effects.

	Years ended December 31,		
	2025	**2024**	**2023**
Revenues	$ 2,267.8	$ 2,079.1	$ 1,852.6
Income from continuing operations	262.9	175.3	127.5
Net income	261.4	174.0	72.7
Income from continuing operations per share of common stock:			
Basic	$ 5.50	$ 3.80	$ 2.80
Diluted	$ 5.42	$ 3.72	$ 2.74
Net income per share of common stock:			
Basic	$ 5.47	$ 3.77	$ 1.60
Diluted	$ 5.39	$ 3.70	$ 1.56

Wind-Down of DBT Business

We completed the wind-down of the business of our DBT Technologies (PTY) LTD ("DBT") subsidiary after it ceased all operations, including those related to two large power projects in South Africa (Kusile and Medupi), in the fourth quarter of 2021. As a result of completing the wind-down plan, we are reporting DBT as a discontinued operation for all periods presented.

On September 5, 2023, DBT and SPX entered into an agreement with Mitsubishi Heavy Industries Power — ZAF (f.k.a. Mitsubishi-Hitachi Power Systems Africa (PTY) LTD) ("MHI") to affect the negotiated resolution of all claims between the parties with respect to the two large power projects in South Africa (the "Settlement Agreement"). The Settlement Agreement provides for full and final settlement and mutual release of all claims between the parties with respect to the projects, including any claim against SPX Technologies, Inc. as guarantor of DBT's performance on the projects. It also provides that the underlying subcontracts are terminated and all obligations of both parties under the subcontracts have been satisfied in full.

In connection with the Settlement Agreement, we incurred a charge, net of tax, of $54.2 during the third quarter of 2023. The charge included the write-off of $15.2 in net amounts due from MHI. Such charge is included in "Loss on disposition of discontinued operations, net of tax" for the year ended December 31, 2023.

Prior to the Settlement Agreement, on February 22, 2021, a dispute adjudication panel issued a ruling in favor of DBT against MHI related to costs incurred in connection with delays on two units of the Kusile project. In connection with the ruling, DBT received South African Rand 126.6 (or $8.6 at the time of payment). This ruling was subject to final and binding arbitration in this matter. In March 2023, an arbitration tribunal upheld the decision of the dispute adjudication panel. As a result, the South African Rand 126.6 (or $7.0) was recorded as income during the first quarter of 2023, with such amount recorded within "Loss on disposition of discontinued operations, net of tax." Additionally, in June 2023, the arbitration tribunal ruled DBT was entitled to recover $1.3 of legal costs incurred related to the arbitration. Such amount received from MHI was recorded to "Loss on disposition of discontinued operations, net of tax" during the year ended December 31, 2023. Additionally, in May 2023, a separate arbitration tribunal ruled DBT was entitled to recover $5.5 of legal costs incurred related to another prior arbitration. Such amount received from MHI was recorded to "Loss on disposition of discontinued operations, net of tax" during the year ended December 31, 2023.

The assets and liabilities of DBT have been included within "Assets of DBT and Heat Transfer" and "Liabilities of DBT and Heat Transfer," respectively, on the consolidated balance sheets as of December 31, 2025 and 2024. The major line items constituting DBT's assets and liabilities as of December 31, 2025 and 2024 are shown below:

	December 31, 2025	December 31, 2024
ASSETS		
Cash and equivalents	$ 2.0	$ 4.4
Other current assets[1]	3.8	3.4
Total assets of DBT	$ 5.8	$ 7.8
LIABILITIES		
Accounts payable[1]	$ 0.1	$ 0.7
Contract liabilities[1]	2.3	2.0
Accrued expenses[1]	7.0	5.8
Other long-term liabilities[1]	4.7	4.2
Total liabilities of DBT	$ 14.1	$ 12.7

_____

[1] Balances relate primarily to disputed amounts due to or from a subcontractor engaged by DBT during the Kusile project, that is currently in liquidation. The timing of the ultimate resolution of these matters is uncertain as they are likely to occur as part of the liquidation process.

Wind-Down of the Heat Transfer Business

We completed the wind-down of our Heat Transfer business in the fourth quarter of 2020. As a result of completing the wind-down plan, we are reporting Heat Transfer as a discontinued operation for all periods presented.

The assets and liabilities of Heat Transfer have been included within "Assets of DBT and Heat Transfer" and "Liabilities of DBT and Heat Transfer," respectively, on the consolidated balance sheets as of December 31, 2025 and 2024. For the year ended December 31, 2025, Heat Transfer had total assets and liabilities of $0.3 and $0.0, respectively. For the year ended December 31, 2024, Heat Transfer had total assets and liabilities of $0.4 and $0.1, respectively.

For the years ended December 31, 2025, 2024 and 2023, results of operations from our businesses reported as discontinued operations were as follows:

	Year ended December 31,		
	2025	**2024**	**2023**
DBT[1]			
Loss from discontinued operations	$ (1.5)	$ (0.6)	$ (69.0)
Income tax benefit (provision)	—	(0.1)	15.3
Loss from discontinued operations, net	(1.5)	(0.7)	(53.7)
All other [2]			
Loss from discontinued operations	—	(0.3)	(1.3)
Income tax benefit (provision)	—	(0.3)	0.2
Loss from discontinued operations, net	—	(0.6)	(1.1)
Total			
Loss from discontinued operations	(1.5)	(0.9)	(70.3)
Income tax benefit (provision)	—	(0.4)	15.5
Loss from discontinued operations, net	$ (1.5)	$ (1.3)	$ (54.8)

_____

[1] Loss for the years ended December 31, 2025 and 2024 related primarily to costs incurred to support DBT through the subcontractor liquidation process mentioned above. Loss for the year ended December 31, 2023 resulted primarily from the charge, and related income tax impacts, recorded in connection with the Settlement Agreement referred to above and legal costs incurred in connection with the various dispute resolution matters. This loss for the year ended December 31, 2023 was partially offset by arbitration awards received, which are discussed above.

[2] Loss for the years ended December 31, 2024 and 2023 resulted primarily from revisions to liabilities, including income tax liabilities, retained in connection with prior dispositions.

Changes in estimates associated with liabilities retained in connection with a business divestiture (e.g., income taxes) may occur. As a result, it is possible that the resulting gains/losses on previous business divestitures may be materially adjusted in subsequent periods.

Net cash used in discontinued operations for the year ended December 31, 2024 related primarily to the final cash payment of South African Rand 480.9 ($27.1 at time of payment) made by DBT to MHI during 2024 in connection with the Settlement Agreement, partially offset by $2.0 from the foreign currency forward contract we had entered into, and designated and accounted for as a fair value hedge, that matured at the time of final payment to MHI. Net cash used in discontinued operations for the year ended December 31, 2023 related primarily to (i) cash payments of $25.3 made by DBT to MHI during 2023 in connection with the Settlement Agreement, and (ii) disbursements of $14.7 for professional fees and support costs incurred principally in connection with the claims resolved by the Settlement Agreement, partially offset by recovery of legal costs we were awarded in arbitration proceedings between DBT and MHI of $6.8 mentioned above.

(5) Revenues from Contracts

Summarized below is our policy for recognizing revenue under, as well as the various disclosures required by, ASC 606.

Performance Obligations - Certain of our contracts are comprised of multiple deliverables, which can include hardware and software components, installation, maintenance, and extended warranties. For these contracts, we evaluate whether these deliverables represent separate performance obligations as defined by ASC 606. In some cases, a customer contracts with us to integrate a complex set of tasks and components into a single project or capability (even if the single project results in the delivery of multiple units). Hence, the entire contract is treated as a single performance obligation. In contrast, we may promise to provide distinct goods or services within a contract, in which case we separate the contract into more than one performance obligation. If a contract is separated into more than one performance obligation, we allocate the total transaction price to each performance obligation in an amount based on the estimated relative standalone selling prices of the promised goods or services underlying each performance obligation. In cases where we sell standard products with observable standalone selling prices, these selling prices are used to determine the relative standalone selling price. In cases where we sell a customized customer specific solution, we typically use the expected cost plus margin approach to estimate the standalone selling price of each performance obligation. Sales taxes and other usage-based taxes are excluded from revenue.

Remaining performance obligations represent performance obligations that have yet to be satisfied. As a practical expedient, we do not disclose performance obligations (i) that are part of a contract that has an original expected duration of less than one year and/or (ii) where our right to consideration corresponds directly to the value transferred to the customer. Performance obligations for contracts with an original duration in excess of one year that have yet to be satisfied as of the end of a period primarily relate to our communication technologies products, large process cooling systems, as well as certain of our transportation systems. As of December 31, 2025, the aggregate amount allocated to remaining performance obligations, after the effect of practical expedients, was $183.3. We expect to recognize revenue on approximately 41% and 65% of the remaining performance obligations over the next 12 and 24 months, respectively, with the remaining recognized thereafter.

Options - We offer options within certain of our contracts to purchase future goods or services. To the extent the option provides a material right to a future benefit (i.e., future goods and services at a discount from the relative standalone selling price), we separate the material right as a performance obligation and adjust the standalone selling price of the other performance obligations within the contract. When determining the relative standalone selling price of the option, we first determine the incremental discount that the customer would receive by exercising the option and then adjust that value based on the probability of option exercise (based, where possible, on historical experience). Revenue is recognized for the option either when the option is exercised or when it expires.

Contract Combination and Modification - We assess each contract at its inception to determine whether it should be combined with other contracts for revenue recognition purposes. When making this determination, we consider factors such as whether two or more contracts with a customer were negotiated at or near the same time or were negotiated with an overall profit objective. Contracts are sometimes modified for changes in contract specifications, scope, or price (or a combination of these). Contract modifications for goods or services that are not distinct within the context of the contract (generally associated with specification changes for certain product lines within our HVAC reportable segment) are accounted for as part of the existing contract. Contract modifications for goods or services that are distinct (i.e., adding or subtracting distinct goods or services) are accounted for as either a termination of the existing contract and the creation of a new contract (where the goods or services are not priced at their standalone selling price), or the creation of separate contract (where the goods or services are priced at their standalone selling price).

Variable Consideration - We determine the transaction price for each contract based on the consideration we expect to receive for the products or services being provided under the contract. For contracts where a portion of the price may vary, we estimate the variable consideration at the amount to which we expect to be entitled, which is included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur. We analyze the risk of a significant revenue reversal and, if necessary, constrain the amount of variable consideration recognized in order to mitigate this risk. Variable consideration primarily pertains to late delivery penalties and unapproved change orders and claims (levied by us and/or against us). Actual amounts of consideration ultimately received may differ from our estimates. If actual results vary from our estimates, we will adjust these estimates, which would affect revenue and earnings, in the period such variances become known. We did not recognize a significant amount of revenue related to performance obligations satisfied (or partially satisfied) in prior periods, including changes in transaction price.

As noted above, the nature of our contracts gives rise to several types of variable consideration, including unapproved change orders and claims. We include in our contract estimates additional revenue for unapproved change orders or claims against the customer when we believe we have an enforceable right to the unapproved change order or claim and the amount can be reliably estimated. We consider the contractual/legal basis for the claim, the cause of any additional costs incurred, the reasonableness of those costs, and the objective evidence available to support the claim. These estimates are also based on historical award experience.

Returns, Customer Sales Incentives and Warranties - We have certain arrangements that require us to estimate, at the time of sale, the amounts of variable consideration that should be excluded from revenue as (i) certain amounts are not expected to be collected from customers and/or (ii) the product may be returned. We principally rely on historical experience, specific customer agreements, and anticipated future trends to estimate these amounts at the time of shipment and to reduce the transaction price. These arrangements include volume rebates, which are estimated using the most likely amount method, as well as early payment discounts and promotional and advertising allowances, which are estimated using the expected value method. We primarily offer assurance-type standard warranties that the product will conform to published specifications for a defined period of time after delivery. These types of warranties do not represent separate performance obligations. We establish provisions for estimated returns and warranties primarily based on contract terms and historical experience, using the expected value method. Certain of our businesses offer extended warranties, which are considered separate performance obligations.

Contract Costs - We have elected to apply the practical expedient provided under ASC 606 which allows an entity to expense incremental costs of obtaining or fulfilling a contract when incurred if the amortization period of the asset that the entity

otherwise would have recorded is one year or less. Shipping and handling costs associated with outbound freight after control over a product has transferred to a customer are accounted for as fulfillment costs and are included in cost of products sold. The net asset recorded for incremental costs incurred to obtain or fulfill contracts, after consideration of the practical expedient mentioned above, is not material to our consolidated financial statements.

Nature of Goods and Services, Satisfaction of Performance Obligations, and Payment Terms

Our HVAC product lines include package and process cooling equipment and services, hydronic heating, electrical heating and ventilation products, and engineered air movement and handling solutions. Performance obligations for our HVAC product lines relate primarily to the delivery of equipment and components, construction and reconstruction of cooling towers and other components, and providing installation, replacement/spare parts and various other services. Performance obligations related to equipment and components are satisfied at the time of shipment or delivery (i.e., control is transferred at a point in time). The typical length of these contracts is one to three months and payment terms are generally 15 to 60 days after shipment to the customer. Performance obligations for construction and reconstruction of cooling towers and other components, and providing installation and various other services, are typically satisfied through a contract with us to provide a customer-specific solution. The customer typically controls the work in process due to contractual termination clauses whereby we have an enforceable right to recovery of cost incurred, including a reasonable profit for work performed to date, on products or services that do not have an alternative use to us. Additionally, certain projects are performed on customer sites such that the customer controls the asset as it is created or enhanced. As such, performance obligations for these product lines are generally satisfied over time, with the related revenue recorded based on the percentage of costs incurred to date for each contract to the estimated total costs for such contract at completion, as this method best depicts how control of the product or service is being transferred. The length of customer contract for these product lines is generally 3 to 9 months. Revenue for sales of certain engineered components and all replacement/spare parts is recognized upon shipment or delivery (i.e., at a point in time). Payments on longer-term contracts are generally commensurate with milestones defined in the related contract, while payments for the replacement/spare parts contracts typically occur 30 to 60 days after delivery.

Our detection and measurement product lines include underground pipe and cable locators, inspection and rehabilitation equipment, robotic systems, transportation systems, communication technologies, and aids to navigation. Performance obligations for these product lines relate to delivery of equipment and components, installation and other short-term services, long-term maintenance and software subscription services, pipeline remediation services and development of robotics, and aids to navigation solutions. Performance obligations for equipment and components generally are satisfied at the time of shipment or delivery (i.e., control is transferred at a point in time). Performance obligations for installation and other short-term services, pipeline remediation, and development of robotics are satisfied over time as the installation or service is performed. Performance obligations for maintenance and software subscription services are satisfied over time, with the related revenue recorded evenly throughout the contract service period as this method best depicts how control of the service is transferred. Payment terms for equipment and components are typically 30 to 60 days after shipment or delivery, while payment for services typically occurs at completion for shorter-term engagements (less than three months in duration) and throughout the service period for longer-term engagements. These product lines have varying contract lengths ranging from one to eighteen months (with the longer term contracts generally associated with our aids to navigation systems, transportation systems, and communication technologies product lines), with the typical duration being one to three months.

Revenue from services was not significant (less than 10%) to our HVAC and Detection and Measurement reportable segments for all periods presented.

Customer prepayments, progress billings, and retention payments are customary for some of our longer-term contracts. Customer prepayments, progress billings, and retention payments are not considered a significant financing component because they are intended to protect either the customer or ourselves in the event that some or all of the obligations under the contract are not completed. Additionally, most contract assets are expected to convert to accounts receivable, and contract liabilities are expected to convert to revenue, within one year. As such, after applying the practical expedient to exclude potential financing components that are less than one year in duration, we do not have any such financing components.

Disaggregated Revenues

We disaggregate revenue from contracts with customers by major product line and based on the timing of recognition for each of our reportable segments, as we believe such disaggregation best depicts how the nature, amount, timing, and uncertainty of our revenues and cash flows are affected by economic factors, with such disaggregation presented below for the years ended December 31, 2025, 2024, and 2023:

Reportable Segments	Year Ended December 31, 2025					
		HVAC	Detection and Measurement			Total
Major product lines						
Package and process cooling equipment and services, and engineered air movement and handling solutions	$	932.9	$	—	$	932.9
Hydronic heating, electrical heating, and ventilation		585.3		—		585.3
Underground locators, inspection and rehabilitation equipment, and robotic systems		—		255.9		255.9
Communication technologies, aids to navigation, and transportation systems		—		491.0		491.0
	$	1,518.2	$	746.9	$	2,265.1
Timing of Revenue Recognition						
Revenues recognized at a point in time	$	1,396.6	$	629.6	$	2,026.2
Revenues recognized over time		121.6		117.3		238.9
	$	1,518.2	$	746.9	$	2,265.1

Reportable Segments	Year Ended December 31, 2024					
		HVAC	Detection and Measurement			Total
Major product lines						
Package and process cooling equipment and services, and engineered air movement and handling solutions	$	884.0	$	—	$	884.0
Hydronic heating, electrical heating, and ventilation		480.7		—		480.7
Underground locators, inspection and rehabilitation equipment, and robotic systems		—		260.9		260.9
Communication technologies, aids to navigation, and transportation systems		—		358.3		358.3
	$	1,364.7	$	619.2	$	1,983.9
Timing of Revenue Recognition						
Revenues recognized at a point in time	$	1,249.0	$	521.5	$	1,770.5
Revenues recognized over time		115.7		97.7		213.4
	$	1,364.7	$	619.2	$	1,983.9

Reportable Segments		Year Ended December 31, 2023		
		HVAC	Detection and Measurement	Total
Major product lines				
Package and process cooling equipment and services, and engineered air movement	$	683.2	$ —	$ 683.2
Hydronic heating, electrical heating, and ventilation		439.1	—	439.1
Underground locators, inspection and rehabilitation equipment, and robotic systems		—	264.1	264.1
Communication technologies, aids to navigation, and transportation systems		—	354.8	354.8
	$	1,122.3	$ 618.9	$ 1,741.2
Timing of Revenue Recognition				
Revenues recognized at a point in time	$	1,042.8	$ 525.2	$ 1,568.0
Revenues recognized over time		79.5	93.7	173.2
	$	1,122.3	$ 618.9	$ 1,741.2

Contract Balances

Our customers are invoiced for products and services at the time of delivery or based on contractual milestones, resulting in outstanding receivables with payment terms from these customers ("Contract Accounts Receivable"). In some cases, the timing of revenue recognition, particularly for revenue recognized over time, differs from when such amounts are invoiced to customers, resulting in a contract asset (revenue recognition precedes the invoicing of the related revenue amount) or a contract liability (payment from the customer precedes recognition of the related revenue amount). Contract assets and liabilities are generally classified as current. On a contract-by-contract basis, the contract assets and contract liabilities are reported net within our consolidated balance sheets.

Project volumes, primarily within our communication technologies, aids to navigation, cooling products, and transportation systems businesses, can vary from period to period based on the timing of project execution.

Our contract balances consisted of the following as of December 31, 2025, 2024, and 2023:

Contract Balances	December 31, 2025	December 31, 2024	December 31, 2023	2025 versus 2024 Change	2024 versus 2023 Change
Contract Accounts Receivable [1]	$ 346.9	$ 305.4	$ 275.4	$ 41.5	$ 30.0
Contract Assets	65.0	11.3	16.6	53.7	(5.3)
Contract Liabilities - current	(115.8)	(62.3)	(73.5)	(53.5)	11.2
Contract Liabilities - non-current [2]	(3.6)	(4.0)	(4.0)	0.4	—
Net contract balance	$ 292.5	$ 250.4	$ 214.5	$ 42.1	$ 35.9

[1] Included in "Accounts receivable, net" within the accompanying consolidated balance sheets.

[2] Included in "Other long-term liabilities" within the accompanying consolidated balance sheets.

The timing of revenue recognition, invoicing and cash collections results in Contract Accounts Receivable, contract assets, and customer advances and deposits (contract liabilities) on our consolidated balance sheets. In general, we receive payments from customers based on a billing schedule established in our contracts. During the year ended December 31, 2025 and 2024, changes in contract balances were significantly impacted by the acquisitions of KTS and Ingénia. At December 31, 2025, Contract Account Receivables, contract assets, and current contract liabilities attributable to KTS were $16.4, $5.3, and $9.3, respectively. At December 31, 2024, Contract Accounts Receivable and current contract liabilities attributable to Ingénia were $17.1 and $0.1, respectively. In addition, at December 31, 2025, contract assets were impacted by significant progress made on projects during the fourth quarter of 2025 at our cooling products and aids to navigation businesses for which the billing milestones will occur in the first quarter of 2026 and contract liabilities increased significantly due to larger down payments received at our cooling products and air handling businesses to support higher backlog executing in 2026.

During 2025, we recognized revenues of $50.2 related to our contract liabilities at December 31, 2024. During 2024, we recognized revenues of $54.4 related to our contract liabilities at December 31, 2023.

(6)   Leases

Summarized below is our policy under, as well as the various other disclosures required by, ASC 842.

We have elected to account for lease agreements with lease and non-lease components as a single component for all leases. Leases with an initial term of 12 months or less are not recorded on our consolidated balance sheets and we recognize lease expense for these leases on a straight-line basis over the lease term.

We review if an arrangement is a lease at inception and conclude whether the contract contains an identified asset if we have the right to obtain substantially all the economic benefit and direct the use of the asset. Operating leases with right-of-use ("ROU") assets are reflected within "Other assets," "Accrued expenses," and "Other long-term liabilities" within our consolidated balance sheets. Finance leases are included in "Property, plant and equipment," "Current maturities of long-term debt," and "Long-term debt."

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and the related liabilities are recognized at commencement date based on the present value of lease payments over the lease term. These payments include renewal options when reasonably certain to be exercised, and exclude termination options. As none of our leases provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any prepaid lease payments and excludes lease incentives.

We have operating and finance leases for facilities, equipment, and vehicles. Our leases have remaining lease terms of 1 year to 10 years, some of which include options to extend the leases for up to 5 years, and some of which include options to terminate the lease within one year. We rent or sublease certain space within our facilities to third parties under operating leases, with the impact of these lease arrangements being immaterial to our consolidated financial statements.

The components of lease expense were as follows:

	Year Ended		
	December 31, 2025	December 31, 2024	December 31, 2023
Operating lease cost [1]	$ 19.7	$ 16.5	$ 15.7
Variable lease cost	0.8	0.4	0.4
Finance lease cost:			
Amortization of right-of-use assets	$ 0.2	$ 0.4	$ 0.5
Interest on lease liabilities	—	—	—
Total finance lease cost	$ 0.2	$ 0.4	$ 0.5

_____

[1] Includes short-term lease cost of $3.3, $2.9 and $3.5, for the years ended December 31, 2025, 2024, and 2023, respectively.

Supplemental cash flow information related to leases is as follows:

	Year Ended		
	December 31, 2025	December 31, 2024	December 31, 2023
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows used in operating leases	$ 16.1	$ 13.5	$ 12.1
Operating cash flows from finance leases	—	—	—
Financing cash flows used in finance leases	0.2	0.4	0.5
Non-cash activities:			
Operating lease right-of-use assets obtained in exchange for new lease obligations	23.6	27.7	6.3
Finance lease right-of-use assets obtained in exchange for new lease obligations	0.1	1.1	0.3

Supplemental balance sheet information related to leases was as follows:

	As of December 31,		
	2025	2024	
Operating leases:			**Affected Line Item in the Consolidated Balance Sheets**
Operating lease ROU assets	$ 76.8	$ 57.9	Other assets
Operating lease current liabilities	$ 14.4	$ 11.1	Accrued expenses
Operating lease non-current liabilities	61.4	44.5	Other long-term liabilities
Total operating lease liabilities	$ 75.8	$ 55.6	
Finance leases:			
Finance lease assets	$ 1.2	$ 1.2	Property, plant and equipment, net
Finance lease current liabilities	$ 0.4	$ 0.3	Current maturities of long-term debt
Finance lease non-current liabilities	0.7	0.9	Long-term debt
Total finance lease liabilities	$ 1.1	$ 1.2	

The weighted-average remaining lease terms (years) of our leases as of December 31, 2025 and 2024, were as follows:

	As of December 31,	
	2025	2024
Operating leases	6.1	5.8
Finance leases	2.9	3.3

The discount rate utilized to determine the present value of lease payments over the lease term is our incremental borrowing rate based on the information available at lease commencement date. In developing the incremental borrowing rate, we consider the interest rate that reflects a term similar to the underlying lease term on a fully collateralized basis. We apply the incremental borrowing rate at a consolidated portfolio level using a five-year term, as the results did not materially differ upon further stratification. The weighted-average discount rate for our operating leases was 4.4% and 4.1% at December 31, 2025 and 2024, respectively, and finance leases was 4.9% at December 31, 2025 and 2024.

The future minimum payments under our operating and finance leases were as follows as of December 31, 2025:

	Operating Leases	Finance Leases	Total
Next 12 months	$ 17.4	$ 0.4	$ 17.8
12 to 24 months	17.0	0.4	17.4
24 to 36 months	16.0	0.2	16.2
36 to 48 months	14.5	0.2	14.7
48 to 60 months	8.1	—	8.1
Thereafter	14.9	—	14.9
Total lease payments	87.9	1.2	89.1
Less imputed interest	12.1	0.1	12.2
Total	$ 75.8	$ 1.1	$ 76.9

(7)   Information on Reportable Segments and Corporate Expense

We are a diversified, global supplier of highly specialized, engineered solutions with operations in 16 countries and sales in over 100 countries around the world.

In determining our reportable segments, we apply the threshold criteria of the Segment Reporting Topic of the Codification. We have aggregated our operating segments into the following two reportable segments: HVAC and Detection and Measurement. The factors considered in determining our aggregated segments are the economic similarity of the businesses, the nature of products sold or services provided, production processes, types of customers, distribution methods, and regulatory environment.

Our CODM, who is our President and Chief Executive Officer, uses segment income to evaluate the results of each operating segment. Segment income is determined before considering, if applicable, impairments and special charges, long-term incentive compensation, certain other operating income/expense, other indirect corporate expenses, intangible asset amortization expense, inventory step-up charges, and certain other acquisition and integration-related costs. There have been no changes in the basis of segmentation or measurement of segment income during 2025. Our CODM assesses segment income performance in comparison to prior years, previously forecasted results, and anticipated/experienced market trends when determining how to allocate operating and capital resources. The only significant segment expense categories reviewed by our CODM are total selling, general and administrative expense and cost of products sold (exclusive of intangible amortization expense). Our CODM does not review asset or liability information for our operating segments as this information is not used to assess performance or allocate resources.

HVAC Reportable Segment

Our HVAC reportable segment engineers, designs, manufactures, installs and services package and process cooling products and engineered air movement and handling solutions for the HVAC industrial (including data center and power generation), institutional, and commercial markets, as well as hydronic and electrical heating and ventilation products for the residential, industrial, institutional, and commercial markets. The primary distribution channels for the segment's products are direct to customers, independent manufacturing representatives, third-party distributors, and retailers. The segment serves a global customer base in North America, Europe, and Asia.

Detection and Measurement Reportable Segment

Our Detection and Measurement reportable segment engineers, designs, manufactures, services, and installs underground pipe and cable locators, inspection and rehabilitation equipment, robotic systems, transportation systems, communication technologies, and aids to navigation. The primary distribution channels for the segment's products are direct to customers and third-party distributors. The segment serves a global customer base in North America, Europe, Africa and Asia.

Corporate Expense

Corporate expense generally relates to the personnel and general operating costs of our corporate headquarters based in Charlotte, North Carolina.

Financial data for our reportable segments for the years ended December 31, 2025, 2024, and 2023 were as follows:

		Years Ended December 31,				
		2025		**2024**		**2023**
HVAC reportable segment						
Revenues	$	1,518.2	$	1,364.7	$	1,122.3
Cost of products sold		923.8		843.8		712.8
Selling, general and administrative expense		221.8		197.0		175.1
Segment income	$	372.6	$	323.9	$	234.4
Detection and Measurement reportable segment						
Revenues	$	746.9	$	619.2	$	618.9
Cost of products sold		418.2		338.9		354.8
Selling, general and administrative expense		152.5		143.6		145.3
Segment income	$	176.2	$	136.7	$	118.8
Consolidated revenues	$	2,265.1	$	1,983.9	$	1,741.2
Consolidated income for segments		548.8		460.6		353.2
Corporate expense		59.2		53.6		58.4
Acquisition and integration-related costs [1]		28.9		7.2		5.8
Long-term incentive compensation expense		16.7		15.0		13.4
Amortization of acquired intangible assets [2]		91.3		64.5		43.9
Impairment of intangible assets [3]		0.7		—		—
Special charges, net		1.1		3.6		0.8
Other operating expense [4]		0.5		8.4		9.0
Consolidated operating income		350.4		308.3		221.9
Other income (expense), net		8.5		(9.3)		(10.1)
Interest expense		(48.1)		(45.7)		(27.2)
Interest income		4.8		2.1		1.7
Loss on amendment/refinancing of senior credit agreement		(1.5)		—		—
Income from continuing operations before income taxes	$	314.1	$	255.4	$	186.3
Capital expenditures:						
HVAC reportable segment	$	82.9	$	31.9	$	17.6
Detection and Measurement reportable segment		9.1		5.5		5.4
Capital expenditures of reportable segments		92.0		37.4		23.0
Corporate		0.1		0.6		0.9
Total capital expenditures	$	92.1	$	38.0	$	23.9
Depreciation and amortization:						
HVAC reportable segment	$	75.1	$	64.7	$	37.1
Detection and Measurement reportable segment		45.1		24.4		23.7
Depreciation and amortization of reportable segments		120.2		89.1		60.8
Corporate		2.4		2.5		2.4
Total depreciation and amortization	$	122.6	$	91.6	$	63.2

		Years Ended December 31,			
		2025		**2024**	**2023**
Geographic Areas:					
Revenues: [5]					
United States	$	1,812.6	$ 1,640.8	$	1,454.1
Canada		193.4	111.3		48.4
China		71.7	64.9		53.7
United Kingdom		95.5	90.9		96.3
Other		91.9	76.0		88.7
	$	2,265.1	$ 1,983.9	$	1,741.2
Tangible Long-Lived Assets:					
United States	$	419.4	$ 275.5	$	292.4
Canada		88.2	83.3		11.9
Other		35.6	25.7		29.1
Long-lived assets of continuing operations		543.2	384.5		333.4
Long-lived assets of discontinued operations, DBT and Heat Transfer		—	—		0.2
Total tangible long-lived assets	$	543.2	$ 384.5	$	333.6

[1] Represents integration costs incurred in connection with acquisitions of $28.9, $7.2 and $5.8 during the years ended December 31, 2025, 2024, and 2023, respectively. The year ended December 31, 2025 includes amortization of a deferred compensation asset acquired in connection with the KTS acquisition of $24.2 and additional "Cost of products sold" related to the step-up of inventory (to fair value) acquired in connection with the KTS acquisition of $1.4, and the Sigma & Omega acquisition of $0.1. The years ended December 31, 2024 and 2023 include additional "Cost of products sold" related to the step-up of inventory (to fair value) acquired in connection with acquisitions of $1.8 and $3.6, respectively.

[2] Includes intangible asset amortization of $3.9 recorded in cost of products sold within the consolidated statement of operations for the year ended December 31, 2025.

[3] The year ended December 31, 2025 includes an impairment charge of $0.7 related to the trademarks of ULC.

[4] The year ended December 31, 2024 includes a charge of $8.4 related to a settlement with the seller of ULC regarding additional contingent consideration. The year ended December 31, 2023 includes a charge of $9.0 related to the resolution of a dispute with a former representative at one of our businesses within the Detection and Measurement reportable segment.

[5] Revenues are included in the above geographic areas based on the country that recorded the revenue.

(8) Special Charges, Net

As part of our business strategy, we periodically right-size and consolidate operations to improve long-term results. Additionally, from time to time, we alter our business model to better serve customer demand, discontinue lower-margin product lines and rationalize and consolidate manufacturing capacity. Our restructuring and integration decisions are based, in part, on discounted cash flows and are designed to achieve plans for reducing structural footprint and maximizing profitability. As a result of our strategic review process, we recorded net special charges of $1.1 in 2025, $3.6 in 2024, and $0.8 in 2023. These net special charges were primarily related to restructuring initiatives to consolidate manufacturing and sales facilities, reduce workforce, and rationalize certain product lines.

The components of the charges have been computed based on actual cash payouts, including severance and other employee benefits based on existing severance policies, local laws, and other estimated exit costs, and our estimate of the realizable value of the affected tangible assets.

Impairments of long-lived assets, which represent non-cash asset write-downs, typically arise from business restructuring decisions that lead to the disposition of assets no longer required in the restructured business. For these situations, we recognize a loss when the carrying amount of an asset exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Fair values for assets subject to impairment testing are determined primarily by management, taking into consideration various factors including third-party appraisals, quoted market prices and previous experience. If an asset remains in service at the decision date, the asset is written down to its fair value and the resulting net book value is depreciated over its remaining economic useful life. When we commit to a plan to sell an asset, including the initiation of a plan to locate a buyer, and it is probable that the asset will be sold within one year based on its current condition and sales price, depreciation of the asset is discontinued and the asset is classified as an asset held for sale. The asset is written down to its fair value less any selling costs.

Liabilities for exit costs, including, among other things, severance, other employee benefit costs, and operating lease obligations on idle facilities, are measured initially at their fair value and recorded when incurred.

We anticipate that the liabilities related to restructuring actions will be paid within one year from the period in which the action was initiated. No significant future charges are expected to be incurred under actions approved as of December 31, 2025.

Special charges for the years ended December 31, 2025, 2024, and 2023 are described in more detail below and in the applicable sections that follow:

	Years Ended December 31,		
	2025	2024	2023
Employee termination costs	$ 0.5	$ 2.4	$ 0.8
Facility consolidation costs	—	0.3	—
Non-cash asset write-downs	0.6	0.9	—
Total	$ 1.1	$ 3.6	$ 0.8

2025 Charges:

	Employee Termination Costs	Facility Consolidation Costs	Non-Cash Asset Write-downs	Total Special Charges
HVAC reportable segment	$ (0.2)	$ —	$ —	$ (0.2)
Detection and Measurement reportable segment	0.6	—	0.6	1.2
Corporate	0.1	—	—	0.1
Total	$ 0.5	$ —	$ 0.6	$ 1.1

HVAC – Special charges, net for 2025 related primarily to subsequent adjustments of severance costs associated with restructuring actions at one of the segment's cooling businesses.

Detection & Measurement – Special charges, net for 2025 related primarily to recording severance costs associated with restructuring actions at the segment's inspection and rehabilitation and aids to navigation businesses. These actions resulted in the termination of 26 employees. The charge within our inspection and rehabilitation businesses includes asset impairment charges as a result of a decision to exit a minor product line within our ULC business.

Corporate – Special charges, net for 2025 related primarily to severance costs associated with a restructuring action.

2024 Charges:

	Employee Termination Costs	Facility Consolidation Costs	Non-Cash Asset Write-downs	Total Special Charges
HVAC reportable segment	$ 1.2	$ —	$ 0.7	$ 1.9
Detection and Measurement reportable segment	1.2	0.3	0.2	1.7
Corporate	—	—	—	—
Total	$ 2.4	$ 0.3	$ 0.9	$ 3.6

HVAC – Special charges, net for 2024 related primarily to recording severance costs associated with restructuring actions at three of the segment's cooling businesses and one of the segment's electrical heating businesses. These actions resulted in the termination of 34 employees. In addition, the actions resulted in asset impairment charges associated with the relocation of certain operations within one of the segment's electrical heating businesses.

Detection & Measurement – Special charges, net for 2024 related primarily to recording severance costs associated with restructuring actions at the segment's location and inspection and aids to navigation businesses. These actions resulted in the termination of 9 employees. In addition, the actions resulted in operating lease termination costs and asset impairment charges associated with relocation of certain operations within one of the segment's location and inspection businesses.

2023 Charges:

	Employee Termination Costs		Facility Consolidation Costs		Non-Cash Asset Write-downs		Total Special Charges
HVAC reportable segment	$	0.1	$	—	$	—	$	0.1
Detection and Measurement reportable segment		0.7		—		—		0.7
Corporate		—		—		—		—
Total	$	0.8	$	—	$	—	$	0.8

HVAC – Special charges, net for 2023 related to severance costs associated with a restructuring action at one of the segment's cooling businesses. This action resulted in the termination of 1 employee.

Detection & Measurement – Special charges, net for 2023 related to severance costs associated with a restructuring action at one of the segment's location and inspection businesses. This action resulted in the termination of 14 employees.

The following is an analysis of our restructuring liabilities for the years ended December 31, 2025, 2024, and 2023:

	2025		2024		2023
Balance at beginning of year	$	1.8	$	0.7	$	—
Special charges [1]		0.5		2.7		0.8
Utilization — cash		(1.8)		(1.6)		(0.1)
Balance at the end of year	$	0.5	$	1.8	$	0.7

---

[1] The year ended December 31, 2025, 2024, and 2023 excluded $0.6, $0.9, $0.0, respectively, of non-cash charges that impacted special charges but not the restructuring liabilities.

(9) Inventories, Net

Inventories are accounted for under the first-in, first-out method and are comprised of the following at December 31, 2025 and 2024:

	December 31,	
	2025	2024
Finished goods	$ 56.0	$ 68.5
Work in process	33.9	32.3
Raw materials and purchased parts	212.3	170.2
Total inventories	$ 302.2	$ 271.0

Inventories include material, labor and factory overhead costs and are reduced, when necessary, to estimated net realizable values.

(10) Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill, for the year ended December 31, 2025, were as follows:

	December 31, 2024	Goodwill Resulting from Business Combinations [1]	Impairments	Foreign Currency Translation	December 31, 2025
HVAC reportable segment					
Gross goodwill	$ 907.3	$ 81.6	$ —	$ 24.8	$ 1,013.7
Accumulated impairments	(326.6)	—	—	(10.3)	(336.9)
Goodwill	580.7	81.6	—	14.5	676.8
Detection and Measurement reportable segment					
Gross goodwill	426.6	104.4	—	11.4	542.4
Accumulated impairments	(172.8)	—	—	(3.0)	(175.8)
Goodwill	253.8	104.4	—	8.4	366.6
Total					
Gross goodwill	1,333.9	186.0	—	36.2	1,556.1
Accumulated impairments	(499.4)	—	—	(13.3)	(512.7)
Goodwill	$ 834.5	$ 186.0	$ —	$ 22.9	$ 1,043.4

[1] Reflects goodwill acquired with the KTS and Sigma & Omega acquisitions of $104.4 and $76.1, respectively, and an immaterial acquisition within the HVAC reportable segment. As indicated in Note 4, the acquired assets, including goodwill, and liabilities assumed in the Sigma & Omega acquisition have been recorded at estimates of fair value and are subject to change upon completion of acquisition accounting.

The changes in the carrying amount of goodwill, for the year ended December 31, 2024, were as follows:

	December 31, 2023	Goodwill Resulting from Business Combinations [1]	Impairments	Foreign Currency Translation	December 31, 2024
HVAC reportable segment					
Gross goodwill	$ 777.8	$ 148.0	$ —	$ (18.5)	$ 907.3
Accumulated impairments	(331.9)	—	—	5.3	(326.6)
Goodwill	445.9	148.0	—	(13.2)	580.7
Detection and Measurement reportable segment					
Gross goodwill	432.6	—	—	(6.0)	426.6
Accumulated impairments	(173.7)	—	—	0.9	(172.8)
Goodwill	258.9	—	—	(5.1)	253.8
Total					
Gross goodwill	1,210.4	148.0	—	(24.5)	1,333.9
Accumulated impairments	(505.6)	—	—	6.2	(499.4)
Goodwill	$ 704.8	$ 148.0	$ —	$ (18.3)	$ 834.5

[1] Reflects (i) goodwill acquired with the Ingénia acquisition of $142.4 and (ii) an increase in ASPEQ's and TAMCO's goodwill of $3.9 and $1.7, respectively, resulting from revisions to the valuation of certain assets and liabilities.

Identifiable intangible assets were as follows:

	December 31, 2025			December 31, 2024		
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Intangible assets with determinable lives:[1]						
Customer relationships and contracts	$ 557.8	$ (150.2)	$ 407.6	$ 421.1	$ (103.3)	$ 317.8
Technology	274.3	(64.0)	210.3	181.7	(41.3)	140.4
Patents	4.5	(4.5)	—	4.5	(4.5)	—
Other	101.0	(72.1)	28.9	71.0	(45.7)	25.3
	937.6	(290.8)	646.8	678.3	(194.8)	483.5
Trademarks with indefinite lives[2]	221.4	—	221.4	219.5	—	219.5
Total	$ 1,159.0	$ (290.8)	$ 868.2	$ 897.8	$ (194.8)	$ 703.0

---

[1] The gross carrying value of identifiable intangible assets acquired with the KTS acquisition consist of technology of $79.8, customer relationships and contracts of $70.7, definite-lived trademarks of $6.7, and customer backlog of $7.3. The gross carrying value of identifiable intangible assets acquired with the Sigma & Omega acquisition consist of customer relationships of $56.3, customer backlog of $8.9, technology of $8.5, and definite-lived trademarks of $3.9.

[2] During the fourth quarter of 2025, we recorded an impairment charge of $0.7 related to our ULC business' trademarks.

Amortization expense was $91.3, $64.5 and $43.9 for the years ended December 31, 2025, 2024, and 2023, respectively. Estimated amortization expense is approximately $73.0 for 2026 and $70.0 for each of the four years thereafter.

At December 31, 2025, the net carrying value of intangible assets with determinable lives consisted of $411.6 in the HVAC reportable segment and $235.2 in the Detection and Measurement reportable segment. Trademarks with indefinite lives consisted of $157.0 in the HVAC reportable segment and $64.4 in the Detection and Measurement reportable segment.

As indicated in Note 1, we review goodwill and indefinite-lived intangible assets for impairment annually during the fourth quarter in conjunction with our annual financial planning process, with such testing based primarily on events and circumstances existing as of the end of the third quarter. In addition, we test goodwill and indefinite-lived intangible assets for impairment on a more frequent basis if there are indications of potential impairment. In reviewing goodwill for impairment, we initially perform a qualitative analysis. If there is an indication of impairment, we then perform a quantitative analysis. Our quantitative analysis of trademarks is based on applying estimated royalty rates to projected revenues, with resulting cash flows discounted at a rate of return that reflects current market conditions (fair value based on unobservable inputs — Level 3, as defined in Note 17).

During the fourth quarter of 2025, we performed our analyses on the goodwill of our reporting units. The fair value of the assets related to the KTS and Sigma & Omega acquisitions approximate their carrying value. If KTS and Sigma & Omega are unable to achieve their current financial forecasts, or there is a change in assumptions used in KTS's and Sigma & Omega's analyses (e.g., projected revenues and profit growth rates, discount rates, industry price multiples, etc.), we may be required to record an impairment charge in a future period related to their goodwill. As of December 31, 2025, KTS's and Sigma & Omega's goodwill totaled $104.4 and $77.4, respectively.

During the fourth quarter of 2025, in connection with the annual impairment analyses of indefinite-lived intangible assets, we determined that the implied value of ASPEQ's trademarks approximated their carrying value. If ASPEQ is unable to achieve its current revenue forecast, or there is a change in assumptions used in ASPEQ's analysis (e.g., projected revenues, royalty rates, and discount rates, etc.), we may be required to record an impairment charge in a future period related to its trademarks. As of December 31, 2025, ASPEQ's trademarks totaled $51.5.

Additionally, during the fourth quarter of 2025, we made the decision to exit a minor product line within our ULC business. As a result, we recorded an impairment of $0.7 to "Impairment of intangible assets" on the consolidated statement of operations related to the indefinite-lived trademark associated with ULC. If ULC is unable to achieve its current revenue forecast, or there is a change in assumptions used in ULC's analysis (e.g., projected revenues, royalty rates, and discount rates, etc.), we may be required to record an impairment charge in a future period related to its trademark. As of December 31, 2025, ULC's trademark totaled $4.7.

Given the uncertainties related to the financial forecasts of our reporting units, including as a result of changing economic, industry or market conditions that may be outside of our control, (i) it is reasonably possible that a change in estimate resulting in an impairment may occur and (ii) we are unable to estimate the possible loss that could result, but it may be material.

During 2024 and 2023, we recorded no impairment charges related to our goodwill or intangible assets.

(11) Employee Benefit Plans

Overview — Defined benefit pension plans cover a portion of our salaried and hourly paid employees, including certain employees in foreign countries. Beginning in 2001, we discontinued providing these pension benefits generally to newly hired employees. Effective January 31, 2018, we discontinued providing service credits to active participants.

We have domestic postretirement plans that provide health and life insurance benefits to certain retirees and their dependents. Beginning in 2003, we discontinued providing these postretirement benefits generally to newly hired employees.

The plan year-end date for all our plans is December 31.

Actuarial Gains and Losses — As indicated in Notes 1 and 2, changes in fair value of plan assets and actuarial gains and losses related to our pension and postretirement plans are recorded to earnings during the fourth quarter of each year, unless earlier remeasurement is required.

During the fourth quarter of 2023, we initiated the wind-up of our Canadian defined benefit pension plans (collectively, the "Canadian Pension Plans"). The Company received regulatory approval for the wind-up which was completed during the first quarter of 2025. This transaction resulted in a settlement loss of $0.3 recorded in net periodic pension benefit expense during the year ended December 31, 2025. In addition, and in connection with this wind-up, we remeasured the assets and liabilities of the Canadian Pension Plans, which resulted in a loss of $0.5 recorded in net periodic pension benefit expense for the year ended December 31, 2025. Lastly, as a result of the wind-up, we have eliminated the third-party cost and internal resource requirements associated with administering these benefit plans.

Defined Benefit Pension Plans

Plan assets — Our investment strategy is based on the long-term growth and protection of principal while mitigating overall risk to ensure that funds are available to pay benefit obligations. The domestic plan assets are invested in a broad range of investment classes, including fixed income securities and domestic and international equities. We engage various investment managers who are regularly evaluated on long-term performance, adherence to investment guidelines and the ability to manage risk commensurate with the investment style and objective for which they were hired. We continuously monitor the value of assets by class and routinely rebalance our portfolio with the goal of meeting our target allocations.

The strategy for bonds emphasizes investment-grade corporate and government debt with maturities matching the longer duration pension liabilities. The bonds strategy also includes a high yield element, although minimal, which is generally shorter in duration. The strategy for equity assets is to minimize concentrations of risk by investing primarily in companies in a diversified mix of industries worldwide, while targeting neutrality in exposure to global versus regional markets, fund types and fund managers. A small portion of U.S. plan assets is allocated to private equity partnerships and real estate asset fund investments (Level 3 assets) for diversification, providing opportunities for above market returns.

Allowable investments under the plan agreements include fixed income securities, equity securities, mutual funds, venture capital funds, real estate and cash and equivalents. In addition, investments in futures and option contracts, commodities and other derivatives are allowed in commingled fund allocations managed by professional investment managers. Investments prohibited under the plan agreements include private placements and short selling of stock. No shares of our common stock were held by our defined benefit pension plans as of December 31, 2025 or 2024.

Actual asset allocation percentages of each class of our domestic and foreign pension plan assets as of December 31, 2025 and 2024, along with the current targeted asset investment allocation percentages, each of which is based on the midpoint of an allocation range, were as follows:

Domestic Pension Plans

	Actual Allocations		Mid-point of Target Allocation Range
	2025	**2024**	**2025**
Fixed income common trust funds	63 %	66 %	66 %
Commingled global fund allocation	5 %	5 %	5 %
Global equity common trust funds	19 %	19 %	20 %
U.S. Government securities	9 %	8 %	9 %
Short-term investments and other [(1)]	4 %	2 %	— %
Total	100 %	100 %	100 %

_____

[(1)] Short-term investments are generally invested in actively managed common trust funds or interest-bearing accounts.

Foreign Pension Plans

	Actual Allocations		Mid-point of Target Allocation Range
	2025	**2024**	**2025**
Global equity common trust funds	7 %	6 %	8 %
Fixed income common trust funds	57 %	76 %	80 %
Commingled global fund allocation	19 %	10 %	12 %
Short-term investments [(1)]	17 %	8 %	— %
Total	100 %	100 %	100 %

_____

[(1)] Short-term investments are generally invested in actively managed common trust funds or interest-bearing accounts.

The fair values of pension plan assets at December 31, 2025, by asset class, were as follows:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset class:				
Debt securities:				
Fixed income common trust funds [(1) (2)]	$ 143.8	$ —	$ 143.8	$ —
U.S. Government securities	13.3	—	13.3	—
Equity securities:				
Global equity common trust funds [(1) (3)]	34.6	—	34.6	—
Alternative investments:				
Commingled global fund allocations [(1) (4)]	23.8	—	23.8	—
Other:				
Short-term investments [(5)]	19.9	5.5	14.4	—
Other	0.9	—	—	0.9
Total	$ 236.3	$ 5.5	$ 229.9	$ 0.9

The fair values of pension plan assets at December 31, 2024, by asset class, were as follows:

Asset class:		Total		Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)
Debt securities:								
Fixed income common trust funds [1] [2]	$	179.2	$	—	$	179.2	$	—
U.S. Government securities		13.1		—		13.1		—
Equity securities:								
Global equity common trust funds [1] [3]		35.2		—		35.2		—
Alternative investments:								
Commingled global fund allocations [1] [4]		16.8		—		16.8		—
Other:								
Short-term investments [5]		10.6		4.3		6.3		—
Other		0.9		—		—		0.9
Total	$	255.8	$	4.3	$	250.6	$	0.9

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[1] Common/commingled trust funds are similar to mutual funds, with a daily net asset value per share measured by the fund sponsor and used as the basis for current transactions. These investments, however, are not registered with the U.S. Securities and Exchange Commission and participation is not open to the public. The funds are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

[2] This class represents investments in actively managed common trust funds that invest in a variety of fixed income investments, which may include corporate bonds, both U.S. and non-U.S. municipal and government securities, interest rate swaps, options and futures.

[3] This class represents investments in actively managed common trust funds that invest primarily in equity securities, which may include common stocks, options and futures.

[4] This class represents investments in actively managed common trust funds with investments in both equity and debt securities. The investments may include common stock, corporate bonds, U.S. and non-U.S. municipal securities, interest rate swaps, options and futures.

[5] Amounts are generally invested in actively managed common trust funds or interest-bearing accounts.

Employer Contributions — We currently fund U.S. pension plans in amounts equal to the minimum funding requirements of the Employee Retirement Income Security Act of 1974, plus additional amounts that may be approved from time to time. During 2025, we made contributions of $4.7 to our qualified domestic pension plans and made direct benefit payments of $5.2 to our non-qualified domestic pension plans. In 2026, we expect to make contributions of $7.2 to our qualified domestic pension plans and expect to make direct benefit payments of $4.9 to our non-qualified domestic pension plans.

In 2025, we made contributions of $1.1 to our foreign pension plans. In 2026, we expect to make contributions of $1.2 to our foreign pension plans.

Estimated Future Benefit Payments — Following is a summary, as of December 31, 2025, of the estimated future benefit payments for our pension plans in each of the next five fiscal years and in the aggregate for five fiscal years thereafter. Benefit payments are paid from plan assets or directly by us for our non-funded plans. The expected benefit payments are estimated based on the same assumptions used at December 31, 2025 to measure our obligations.

Estimated future benefit payments:

(Domestic and foreign pension plans)

	Domestic Pension Benefits	Foreign Pension Benefits
2026	$ 26.2	$ 4.6
2027	24.0	4.8
2028	21.9	4.8
2029	21.8	4.9
2030	20.6	5.7
Subsequent five years	82.3	29.3

Obligations and Funded Status — The funded status of our pension plans is dependent upon many factors, including returns on invested assets and the level of market interest rates. Our non-funded pension plans account for $42.3 of the current underfunded status, as these plans are not required to be funded. The following tables show the domestic and foreign pension plans' funded status and amounts recognized in our consolidated balance sheets:

	Domestic Pension Plans		Foreign Pension Plans	
	2025	2024	2025	2024
Change in projected benefit obligation:				
Projected benefit obligation — beginning of year	$ 226.1	$ 245.7	$ 99.5	$ 120.2
Service cost	—	—	—	—
Interest cost	11.9	12.1	4.5	5.6
Actuarial (gains) losses	8.2	(6.1)	(0.5)	(7.4)
Settlements	—	(0.2)	0.3	—
Benefits paid [1]	(25.9)	(25.4)	(33.3)	(15.6)
Foreign exchange and other	—	—	12.3	(3.3)
Projected benefit obligation — end of year	$ 220.3	$ 226.1	$ 82.8	$ 99.5

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[1]   Includes benefit payments made in connection with the wind-up of the Canadian Pension Plans of $28.4 during the year ended December 31, 2025.

The actuarial gains and losses for all pension plans in 2025 and 2024 were primarily related to a change in the discount rate used to measure the benefit obligations of those plans.

	Domestic Pension Plans		Foreign Pension Plans	
	2025	2024	2025	2024
Change in plan assets:				
Fair value of plan assets — beginning of year	$ 152.5	$ 171.3	$ 103.3	$ 124.2
Actual return on plan assets	11.2	1.3	4.8	(2.4)
Contributions (employer and employee)	9.9	5.5	1.1	1.6
Settlements	—	(0.2)	—	—
Benefits paid [1]	(25.9)	(25.4)	(33.3)	(15.6)
Foreign exchange and other	—	—	12.7	(4.5)
Fair value of plan assets — end of year	$ 147.7	$ 152.5	$ 88.6	$ 103.3
Funded status at year-end	$ (72.6)	$ (73.6)	$ 5.8	$ 3.8
Amounts recognized in the consolidated balance sheets consist of:				
Other assets	$ 1.7	$ 1.7	$ 6.0	$ 3.9
Accrued expenses	(4.8)	(4.9)	—	—
Other long-term liabilities	(69.5)	(70.4)	(0.2)	(0.1)
Net amount recognized	$ (72.6)	$ (73.6)	$ 5.8	$ 3.8
Amount recognized in accumulated other comprehensive income (pre-tax) consists of — net prior service costs	$ —	$ —	$ 1.0	$ 1.0

(1)   Includes benefit payments made in connection with the wind-up of the Canadian Pension Plans of $28.4 during the year ended December 31, 2025.

The following is information about our pension plans that had accumulated benefit obligations in excess of the fair value of their plan assets at December 31, 2025 and 2024:

	Domestic Pension Plans		Foreign Pension Plans	
	2025	2024	2025	2024
Projected benefit obligation	$ 216.0	$ 221.7	$ 0.1	$ 0.1
Accumulated benefit obligation	216.0	221.7	0.1	0.1
Fair value of plan assets	141.7	146.4	—	—

The accumulated benefit obligation for all domestic and foreign pension plans was $220.3 and $82.8, respectively, at December 31, 2025 and $226.1 and $99.5, respectively, at December 31, 2024.

Components of Net Periodic Pension Benefit (Income) Expense — Net periodic pension benefit (income) expense for our domestic and foreign pension plans included the following components:

Domestic Pension Plans

	Year ended December 31,		
	2025	2024	2023
Service cost	$ —	$ —	$ —
Interest cost	11.9	12.1	13.0
Expected return on plan assets	(8.1)	(8.8)	(8.8)
Recognized net actuarial losses [1]	5.2	1.4	5.6
Total net periodic pension benefit expense	$ 9.0	$ 4.7	$ 9.8

(1)   Consists primarily of our reported actuarial losses, the difference between actual and expected returns on plan assets, and settlement losses.

Foreign Pension Plans

	Year ended December 31,		
	2025	2024	2023
Service cost	$ —	$ —	$ —
Interest cost	4.5	5.6	5.6
Expected return on plan assets	(3.8)	(5.1)	(6.4)
Settlement loss [1]	0.3	—	—
Recognized net actuarial (gains) losses [2]	(0.8)	1.1	5.5
Total net periodic pension benefit expense	$ 0.2	$ 1.6	$ 4.7

(1)   Relates to the wind-up of the Canadian Pension Plans referred to previously.

(2)   Consists primarily of our reported actuarial (gains) losses and the difference between actual and expected returns on plan assets (including amounts in the year ended December 31, 2025 related to the wind-up of the Canadian Pension Plans referred to previously).

Assumptions — Actuarial assumptions used in accounting for our domestic and foreign pension plans were as follows:

	Year ended December 31,		
	2025	**2024**	**2023**
Domestic Pension Plans			
Weighted-average actuarial assumptions used in determining net periodic pension expense:			
Discount rate	5.57 %	5.18 %	5.54 %
Rate of increase in compensation levels	N/A	N/A	N/A
Expected long-term rate of return on assets	5.71 %	5.47 %	5.23 %
Weighted-average actuarial assumptions used in determining year-end benefit obligations:			
Discount rate	5.15 %	5.57 %	5.18 %
Rate of increase in compensation levels	N/A	N/A	N/A
Foreign Pension Plans			
Weighted-average actuarial assumptions used in determining net periodic pension expense:			
Discount rate	5.46 %	4.83 %	5.15 %
Rate of increase in compensation levels	N/A	N/A	N/A
Expected long-term rate of return on assets	5.66 %	5.20 %	6.08 %
Weighted-average actuarial assumptions used in determining year-end benefit obligations:			
Discount rate	5.60 %	5.46 %	4.83 %
Rate of increase in compensation levels	N/A	N/A	N/A

We review the pension assumptions annually. Pension income or expense for the year is determined using assumptions as of the beginning of the year (except for the effects of recognizing changes in the fair value of plan assets and actuarial gains and losses in the fourth quarter of each year), while the funded status is determined using assumptions as of the end of the year. We determined assumptions and established them at the respective balance sheet date using the following principles: (i) the expected long-term rate of return on plan assets is established based on forward looking long-term expectations of asset returns over the expected period to fund participant benefits based on the target investment mix of our plans and (ii) the discount rate is primarily determined by matching the expected projected benefit obligation cash flows for each of the plans to a yield curve that is representative of long-term, high-quality (rated AA or higher) fixed income debt instruments as of the measurement date.

Postretirement Benefit Plans

Employer Contributions and Future Benefit Payments — Our postretirement medical plans are unfunded and have no plan assets, but are instead funded by us on a pay-as-you-go basis in the form of direct benefit payments or policy premium payments. In 2025, we made benefit payments of $3.2 to our postretirement benefit plans. Following is a summary, as of December 31, 2025, of the estimated future benefit payments for our postretirement plans in each of the next five fiscal years and in the aggregate for five fiscal years thereafter. The expected benefit payments are estimated based on the same assumptions used at December 31, 2025 to measure our obligations.

	Postretirement Payments
2026	$ 3.2
2027	2.9
2028	2.6
2029	2.3
2030	2.1
Subsequent five years	12.6

Obligations and Funded Status — The following tables show the postretirement plans' funded status and amounts recognized in our consolidated balance sheets:

	Postretirement Plans	
	2025	2024
Change in projected postretirement benefit obligation:		
Projected postretirement benefit obligation — beginning of year	$ 27.0	$ 29.7
Interest cost	1.1	1.2
Actuarial losses	1.1	0.1
Benefits paid	(3.2)	(4.0)
Projected postretirement benefit obligation — end of year	$ 26.0	$ 27.0
Funded status at year-end	$ (26.0)	$ (27.0)
Amounts recognized in the consolidated balance sheets consist of:		
Accrued expenses	$ (3.2)	$ (3.3)
Other long-term liabilities	(22.8)	(23.7)
Net amount recognized	$ (26.0)	$ (27.0)
Amount recognized in accumulated other comprehensive income (pre-tax) consists of — net prior service credits	$ (0.9)	$ (4.1)

The actuarial losses for our postretirement benefit plans in 2025 and 2024 were primarily related to a change in the discount rate used to measure the benefit obligations of those plans.

The net periodic postretirement benefit income included the following components:

	Year ended December 31,		
	2025	2024	2023
Service cost	$ —	$ —	$ —
Interest cost	1.1	1.2	1.4
Amortization of unrecognized prior service credits	(3.2)	(3.1)	(3.9)
Recognized net actuarial losses	1.1	0.1	0.2
Net periodic postretirement benefit income	$ (1.0)	$ (1.8)	$ (2.3)

Actuarial assumptions used in accounting for our domestic postretirement plans were as follows:

	Year ended December 31,		
	2025	2024	2023
Assumed health care cost trend rates:			
Health care cost trend rate for next year	6.25 %	6.50 %	6.75 %
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.00 %	5.00 %	5.00 %
Year that the rate reaches the ultimate trend rate	2031	2031	2031
Discount rate used in determining net periodic postretirement benefit expense	5.48 %	5.16 %	5.50 %
Discount rate used in determining year-end postretirement benefit obligation	4.95 %	5.48 %	5.16 %

The accumulated postretirement benefit obligation was determined using the terms and conditions of our various plans, together with relevant actuarial assumptions and health care cost trend rates. It is our policy to review the postretirement assumptions annually. The assumptions are determined by us and are established based on our prior experience and our expectations that future health care cost trend rates will decline. In addition, we consider advice from independent actuaries.

Defined Contribution Retirement Plans

We maintain a defined contribution retirement plan (the "DC Plan") pursuant to Section 401(k) of the U.S. Internal Revenue Code. Under the DC Plan, eligible U.S. employees may voluntarily contribute up to 50% of their compensation into the DC Plan and we match a portion of participating employees' contributions. Our matching contributions are primarily made in newly issued shares of SPX common stock and are issued at the prevailing market price. The matching contributions vest with

the employee immediately upon the date of the match and there are no restrictions on the resale of SPX common stock held by employees.

Under the DC Plan, we contributed 0.073, 0.084 and 0.127 shares of our common stock to employee accounts in 2025, 2024, and 2023, respectively. Compensation expense is recorded based on the market value of shares as the shares are contributed to employee accounts. We recorded $11.7 in 2025, $10.9 in 2024, and $9.8 in 2023, as compensation expense related to the matching contribution.

Certain collectively-bargained employees participate in the DC Plan with company contributions not being made in SPX common stock, although SPX common stock is offered as an investment option under these plans.

We also maintain a Supplemental Retirement Savings Plan ("SRSP"), which permits certain members of our senior management and executive groups to defer eligible compensation in excess of the amounts allowed under the DC Plan. We match a portion of participating employees' deferrals to the extent allowable under the SRSP provisions. The matching contributions vest with the participant immediately. Our funding of the participants' deferrals and our matching contributions are held in certain mutual funds (as allowed under the SRSP), as directed by the participant. The fair values of these assets, which totaled $16.3 and $16.2 at December 31, 2025 and 2024, respectively, are based on quoted prices in active markets for identical assets (Level 1). In addition, the assets under the SRSP are available to the general creditors in the event of our bankruptcy and, thus, are maintained on our consolidated balance sheets within "Other assets," with a corresponding amount in "Other long-term liabilities" for our obligation to the participants. Lastly, these assets are accounted for as trading securities. During 2025, 2024, and 2023, we recorded compensation expense of $0.5, $0.4, and $0.2, respectively relating to our matching contributions to the SRSP.

(12)   Income Taxes

Income from continuing operations before income taxes and the (provision for)/benefit from income taxes consisted of the following:

		Year ended December 31,				
		2025		2024		2023
Income from continuing operations:						
United States	$	205.1	$	172.2	$	118.0
Foreign		109.0		83.2		68.3
	$	314.1	$	255.4	$	186.3
Provision for income taxes:						
Current:						
United States	$	(16.9)	$	(47.5)	$	(51.1)
Foreign		(25.6)		(21.2)		(15.7)
Total current		(42.5)		(68.7)		(66.8)
Deferred and other:						
United States		(32.0)		7.1		21.3
Foreign		5.9		8.0		3.9
Total deferred and other		(26.1)		15.1		25.2
Total provision	$	(68.6)	$	(53.6)	$	(41.6)

The reconciliation of income tax computed at the U.S. federal statutory tax rate to our effective income tax rate after the adoption of ASU 2023-09 is as follows:

	Year ended December 31,	
	2025	
	Amount	**Percent**
Tax at U.S. federal statutory rate	$ 66.0	21.0 %
State and local income taxes [1]	8.1	2.6 %
Foreign tax effects		
U.K. patent box regime	(4.0)	(1.3)%
Other	2.4	0.8 %
Effects of cross border tax laws	5.5	1.7 %
Tax credits		
R&D tax credits	(4.2)	(1.3)%
Nontaxable and nondeductible items		
Share-based compensation	(7.5)	(2.4)%
Other	2.1	0.7 %
Unrecognized tax benefits	0.9	0.3 %
Other adjustments	(0.7)	(0.3)%
Tax expense	$ 68.6	21.8 %

_____

[1] The jurisdictions that contribute to the majority (greater than 50%) of the state and local tax expense include California, Florida, Maryland, New Jersey, Tennessee, and Wisconsin.

The reconciliation of income tax computed at the U.S. federal statutory tax rate to our effective income tax rate prior to the adoption of ASU 2023-09 is as follows:

	Year ended December 31,	
	2024	**2023**
Tax at U.S. federal statutory rate	21.0 %	21.0 %
State and local taxes, net of U.S. federal benefit	3.6 %	3.5 %
U.S. credits and exemptions	(1.9)%	(2.1)%
Foreign earnings/losses taxed at different rates	1.4 %	0.6 %
Nondeductible expenses	1.2 %	2.0 %
Adjustments to uncertain tax positions	0.4 %	(0.6)%
Changes in valuation allowance	(0.4)%	(1.0)%
Share-based compensation	(4.3)%	(1.0)%
Other	— %	(0.1)%
	21.0 %	22.3 %

The amounts of cash income taxes paid by the Company were as follows:

| | Year ended December 31, |
	2025
Federal	$ 26.8
State and local	6.6
Foreign	
Canada	8.1
China	4.8
Other	11.0
Income taxes, net of amounts refunded	$ 57.3

Significant components of our deferred tax assets and liabilities were as follows:

| | As of December 31, | |
	2025	2024
Deferred tax assets:		
NOL and credit carryforwards	$ 90.9	$ 84.6
Pension, other postretirement and postemployment benefits	24.1	25.9
Payroll and compensation	18.8	18.0
Legal, environmental and self-insurance accruals	13.3	11.8
Working capital accruals	29.2	27.0
Research and experimental expenditures	3.8	35.9
Other	5.9	5.6
Total deferred tax assets	186.0	208.8
Valuation allowance	(86.7)	(77.0)
Net deferred tax assets	99.3	131.8
Deferred tax liabilities:		
Intangible assets recorded in acquisitions	172.5	171.8
Basis difference in affiliates	30.9	15.9
Accelerated depreciation	32.4	30.0
Other	3.8	4.4
Total deferred tax liabilities	239.6	222.1
	$ (140.3)	$ (90.3)

General Matters

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. We periodically assess deferred tax assets to determine if they are likely to be realized and the adequacy of deferred tax liabilities, incorporating the results of local, state, federal and foreign tax audits into our estimates and judgments.

At December 31, 2025, we had $10.5 of federal, $130.6 of state, and $240.7 of foreign tax loss carryforwards available. We also had federal, state, and foreign tax credit carryforwards of $11.6. Of these amounts, $1.2 expire in 2026 and $136.5 expire at various times between 2027 and 2043. The remaining carryforwards have no expiration date.

Realization of deferred tax assets, including those associated with net operating loss and credit carryforwards, is dependent upon generating sufficient taxable income in the appropriate tax jurisdiction. We believe that it is more likely than not that we may not realize the benefit of certain of these deferred tax assets and, accordingly, have established a valuation allowance against these deferred tax assets. Although realization is not assured for the remaining deferred tax assets, we believe it is more likely than not that the deferred tax assets will be realized through future taxable earnings or tax planning strategies. However, deferred tax assets could be reduced in the near term if our estimates of taxable income are significantly reduced or tax planning strategies are no longer viable. Our valuation allowance increased by $9.7 in 2025 and increased by $1.8 in 2024. The 2025 increase was primarily driven by foreign currency fluctuations and the impact of the One Big Beautiful Bill Act ("the Act") on our ability to utilize our foreign tax credit carryforwards in the future.

The amount of income tax that we pay annually is dependent on various factors, including the timing of certain deductions. These deductions can vary from year-to-year, and, consequently, the amount of income taxes paid in future years will vary from the amounts paid in prior years.

Undistributed Foreign Earnings

In general, it is our practice and intention to reinvest the earnings of our non-U.S. subsidiaries in those operations. We believe future domestic cash generation will be sufficient to meet future domestic cash needs. For this reason, we have not recorded a provision for U.S. or foreign withholding taxes on the excess of the amount for financial reporting over the tax basis of investments in foreign subsidiaries that are essentially permanent in duration. Generally, such amounts may become subject to U.S. taxation upon the remittance of dividends and under certain other circumstances. It is not practicable to estimate the amount of a deferred tax liability related to the undistributed earnings of our foreign subsidiaries in the event these earnings are no longer considered to be indefinitely reinvested, due to the hypothetical nature of the calculation.

Unrecognized Tax Benefits

As of December 31, 2025, we had gross and net unrecognized tax benefits of $5.4 and $5.2, respectively. All of these net unrecognized tax benefits would impact our effective tax rate from continuing operations if recognized. Similarly, at December 31, 2024 and 2023, we had gross unrecognized tax benefits of $3.7 (net unrecognized tax benefits of $3.1) and $2.2 (net unrecognized tax benefits of $2.2), respectively.

We classify interest and penalties related to unrecognized tax benefits as a component of our income tax provision/benefit. As of December 31, 2025, gross interest totaled $1.9 (net accrued interest of $1.8), while the related amounts as of December 31, 2024 and 2023 were gross and net accrued interest of $1.4 and $1.3, respectively. Our income tax provision for the years ended December 31, 2025, 2024, and 2023 included gross interest income (expense) of $(0.3), $0.1, and $0.2, respectively, resulting from adjustments to our liability for uncertain tax positions. As of December 31, 2025, 2024, and 2023, we had no accrual for penalties included in our unrecognized tax benefits.

The aggregate changes in the balance of unrecognized tax benefits for the years ended December 31, 2025, 2024, and 2023 were as follows:

	Year ended December 31,		
	2025	2024	2023
Unrecognized tax benefit — opening balance	$ 3.7	$ 2.2	$ 4.5
Gross increases — tax positions in prior period	1.8	1.4	—
Gross decreases — tax positions in prior period	—	—	(1.1)
Gross increases — tax positions in current period	0.1	0.5	0.1
Settlements	—	—	(1.0)
Statute expirations	(0.2)	(0.4)	(0.3)
Change due to foreign currency exchange rates	—	—	—
Unrecognized tax benefit — ending balance	$ 5.4	$ 3.7	$ 2.2

Recent Tax Legislation

On July 4, 2025, the Act was signed into law in the United States and contains a broad range of tax provisions affecting businesses. The Act has several provisions which reduced our taxes paid in 2025 by approximately $15.0. We have included the impact of the Act in our consolidated balance sheet at December 31, 2025. The legislation did not have a material impact on our results of operations.

In December 2021, the Organisation for Economic Co-operation and Development (the "OECD") issued model rules for a new global minimum tax framework ("Pillar Two"), and various governments around the world have issued, or are in the process of issuing, legislation to implement these rules. We are within the scope of the Pillar Two model rules and continue to assess the impact thereof. As of December 31, 2025 and 2024, we had $2.0 and $1.8, respectively, accrued related to these taxes.

Other Tax Matters

During 2025, our income tax provision was impacted most significantly by (i) $9.3 of excess tax benefits associated with stock-based compensation awards that vested and/or were exercised during the period and (ii) $1.4 of tax benefits resulting from increased federal tax credits and incentives.

During 2024, our income tax provision was impacted most significantly by (i) $11.0 of excess tax benefits associated with stock-based compensation awards that vested and/or were exercised during the period and (ii) $0.7 of tax benefits related to changes in our estimate of valuation allowances recognized against certain deferred tax assets, as we now expect to realize these deferred tax assets.

During 2023, our income tax provision was impacted most significantly by (i) $2.3 of tax benefits related to changes in our estimate of valuation allowances recognized against certain deferred tax assets as we now expect to realize these deferred tax assets, (ii) $1.8 of excess tax benefits associated with stock-based compensation awards that vested and/or were exercised during the period, and (iii) $1.1 of tax benefits related to revisions to liabilities for uncertain tax positions.

We perform reviews of our income tax positions on a continuous basis and accrue for potential uncertain positions when we determine that a tax position meets the criteria of the Income Taxes Topic of the Codification. Accruals for these uncertain tax positions are recorded in "Income taxes payable" and "Deferred and other income taxes" in the accompanying consolidated balance sheets based on the expectation as to the timing of when the matters will be resolved. As events change and resolutions occur, these accruals are adjusted, such as in the case of audit settlements with taxing authorities.

U.S. Federal income tax returns are subject to examination for a period of three years after filing the return. We are not currently under examination by the Internal Revenue Service and believe any contingencies in open years are adequately provided for.

State income tax returns generally are subject to examination for a period of three to five years after filing the respective tax returns. The impact on such tax returns of any federal changes remains subject to examination by various states for a period of up to one year after formal notification to the states. We regularly have various state income tax returns in the process of examination. We believe any uncertain tax positions related to these examinations have been adequately provided for.

We regularly have various foreign income tax returns under examination. We believe that any uncertain tax positions related to these examinations have been adequately provided for.

An unfavorable resolution of one or more of the above matters could have a material adverse effect on our results of operations or cash flows in the period in which an adjustment is recorded or the tax is due or paid. As audits and examinations are still in process, the timing of the ultimate resolution, and any payments that may be required, for the above matters cannot be determined at this time.

(13) Indebtedness

The following summarizes our debt activity (both current and non-current) for the year ended December 31, 2025:

	December 31, 2024	Borrowings	Repayments	Other [5]	December 31, 2025
Revolving loans[1]	$ 80.0	$ 478.0	$ (558.0)	$ —	$ —
Term loans [2]	523.4	500.0	(524.6)	0.3	499.1
Trade receivables financing arrangement [3]	9.0	280.0	(289.0)	—	—
Other indebtedness [4]	2.3	0.6	(0.5)	0.1	2.5
Total debt	614.7	$ 1,258.6	$ (1,372.1)	$ 0.4	501.6
Less: short-term debt	10.1				1.4
Less: current maturities of long-term debt	27.6				3.5
Total long-term debt	$ 577.0				$ 496.7

_____

[1] As noted below, we amended our senior credit agreement on September 9, 2025. The amendment extends the revolving credit facility through September 9, 2030. The revolving credit facilities are primarily used to provide liquidity for funding acquisitions, including related fees and expenses, and were utilized as a funding mechanism for the KTS and Sigma & Omega acquisitions. In connection with the consummation of the underwritten public offering (refer to Note 16 for additional details), amounts then owing under our revolving credit facilities were fully repaid.

[2] The term loan is repayable in quarterly installments equal to 0.625% of the initial term loan balance of $500.0, beginning in December 2026 and in the first three quarters of 2027, and 1.25% during the fourth quarter of 2027, all quarters of 2028 and 2029, and the first two quarters of 2030. The remaining balances are payable in full on September 9, 2030. Balances are net of unamortized debt issuance costs of $0.9 and $1.2 at December 31, 2025 and 2024, respectively.

(3) Under this arrangement, we can borrow, on a continuous basis, up to $100.0, as available. Borrowings under this arrangement are collateralized by eligible trade receivables of certain of our businesses. At December 31, 2025, we had $100.0 of available borrowing capacity under this facility after giving effect to outstanding borrowings of $0.0.

(4) Primarily includes balances under a purchase card program of $1.4 and $1.1 and finance lease obligations of $1.1 and $1.2 at December 31, 2025 and December 31, 2024, respectively. The purchase card program allows for payment beyond the normal payment terms for goods and services acquired under the program. As this arrangement extends the payment of these purchases beyond their normal payment terms through third-party lending institutions, we have classified these amounts as short-term debt.

(5) "Other" includes the capitalization and amortization of debt issuance costs associated with the term loans.

Maturities of long-term debt payable (excluding finance lease obligations) during each of the five years subsequent to December 31, 2025 are $3.1, $15.6, $25.0, $25.0, and $431.3, respectively.

Senior Credit Facilities

On September 9, 2025 (the "Third Amendment Effective Date"), we entered into a Third Amendment to the Amended and Restated Credit Agreement and Amendment to the Amended and Restated Guarantee and Collateral Agreement (the "Third Amendment") with Bank of America, N.A., as administrative agent (the "Administrative Agent"), the lenders party thereto, and certain domestic subsidiaries of SPX, as guarantors, which amends the Amended and Restated Credit Agreement (as previously amended, the "Existing Credit Agreement"), with the lenders party thereto, Deutsche Bank AG, as foreign trade facility agent, and the Administrative Agent (the "Amended Credit Agreement").

The Amended Credit Agreement provides for committed senior secured financing in the aggregate amount of $2,025.0, consisting of the following facilities (collectively, the "Senior Credit Facilities"), each with a final maturity of September 9, 2030:

- A term loan facility in the aggregate principal amount of $500.0;

- A multicurrency revolving credit facility, which will be available for loans and letters of credit in U.S. Dollars, Euros, British Pounds Sterling and other currencies, in an aggregate principal amount up to the equivalent of $1,500.0 (with sublimits equal to the equivalents of $200.0 for financial letters of credit, $50.0 for non-financial letters of credit, and $250.0 for non-U.S. exposure); and

- A bilateral foreign credit instrument facility, which will be available for performance letters of credit and bank undertakings, in an aggregate principal amount in various currencies up to the equivalent of $25.0.

SPX may also seek additional commitments, without consent from the existing lenders, to add incremental term loan facilities and/or increase the commitments in respect of the revolving credit facility and/or the bilateral foreign credit instrument facility by up to an aggregate principal amount not to exceed (x) the greater of (i) $500.0 and (ii) the amount of Consolidated EBITDA (as defined in the Amended Credit Agreement) for the four fiscal quarters ended most recently before the date of determination, plus (y) an unlimited amount so long as, immediately after giving effect thereto, our Consolidated Senior Secured Leverage Ratio (defined in the Amended Credit Agreement generally as the ratio of consolidated total debt (excluding the face amount of undrawn letters of credit, bank undertakings, or analogous instruments and net of unrestricted cash and cash equivalents) at the date of determination secured by liens to Consolidated EBITDA for the four fiscal quarters ended most recently before such date) does not exceed 3.00:1.00, plus (z) an amount equal to all voluntary prepayments of the term loan facility and voluntary prepayments accompanied by permanent commitment reductions of the revolving credit facility and foreign credit instrument facility.

SPX Enterprises, LLC, a direct wholly owned subsidiary of SPX Technologies, Inc., is the borrower under each of the above facilities, and may designate certain foreign subsidiaries to be borrowers under the revolving credit facility and the foreign credit instrument facility. There are no foreign subsidiary borrowers as of the Third Amendment Effective Date. All borrowings and other extensions of credit under the Amended Credit Agreement are subject to the satisfaction of customary conditions, including absence of defaults and accuracy in material respects of representations and warranties. The proceeds of the initial borrowings were used to repay indebtedness then outstanding under the Existing Credit Agreement.

The interest rates applicable to loans in U.S. Dollars under the Senior Credit Facilities are, at our option, equal to either (x) an alternate base rate (the highest of (a) the federal funds effective rate plus 0.50%, (b) the prime rate of Bank of America, N.A., and (c) the one-month Term Secured Overnight Financing Rate ("SOFR") plus 1.00%) or (y) the Term SOFR rate for the applicable interest period, plus, in each case, an applicable margin percentage, which varies based on our Consolidated Leverage Ratio (defined in the Amended Credit Agreement generally as the ratio of consolidated total debt (excluding the face amount of

undrawn letters of credit, bank undertakings or analogous instruments and net of unrestricted cash and cash equivalents) at the date of determination to Consolidated EBITDA for the four fiscal quarters ended most recently before such date). The interest rates applicable to loans in other currencies under the Senior Credit Facilities are, at the applicable borrower's option, equal to either (x) an adjusted alternative currency daily rate or (y) an adjusted alternative currency term rate for the applicable interest period, plus, in each case, the applicable margin percentage. The borrowers may elect interest periods of one, three or six months (and, if consented to by all relevant lenders, any other period not greater than twelve months) for term rate borrowings, subject in each case to availability in the applicable currency.

The applicable per annum fees and interest rate margins are as follows:

Consolidated Leverage Ratio	Revolving Commitment Fee	Financial Letter of Credit Fee	Foreign Credit Instrument ("FCI") Commitment Fee	FCI Fee and Non-Financial Letter of Credit Fee	Term SOFR Loans/Alternative Currency Loans	ABR Loans
Less than 0.75 to 1.0	0.200 %	1.250 %	0.200 %	0.750 %	1.250 %	0.250 %
Greater than or equal to 0.75 to 1.0 but less than 2.00 to 1.0	0.225 %	1.375 %	0.225 %	0.800 %	1.375 %	0.375 %
Greater than or equal to 2.00 to 1.0 but less than 3.00 to 1.0	0.250 %	1.500 %	0.250 %	0.875 %	1.500 %	0.500 %
Greater than or equal to 3.00 to 1.0	0.275 %	1.750 %	0.275 %	1.000 %	1.750 %	0.750 %

The weighted-average interest rate of outstanding borrowings under our Senior Credit Facilities was approximately 5.1% at December 31, 2025.

The fees for bilateral foreign credit instruments are as specified above unless otherwise agreed with the bilateral foreign issuing lender. The applicable borrower will also pay fronting fees on the outstanding amounts of financial and non-financial letters of credit at the rates of 0.125% per annum and 0.25% per annum, respectively.

The letters of credit under the revolving credit facility are stand-by letters of credit requested by SPX on behalf of any of our subsidiaries or certain joint ventures. The foreign credit instrument facility is used to issue foreign credit instruments, including bank undertakings to support our operations.

The Senior Credit Facilities require mandatory prepayments in amounts equal to the net proceeds from the sale or other disposition of (including from any casualty to, or governmental taking of) property in excess of specified values (other than in the ordinary course of business and subject to other exceptions) by us. Mandatory prepayments will be applied first to repay amounts outstanding under any term loans and then to amounts outstanding under the revolving credit facility (without reducing the commitments thereunder). No prepayment is required generally to the extent the net proceeds are reinvested (or committed to be reinvested) in permitted acquisitions, permitted investments or assets to be used in our business within 365 days (and if committed to be reinvested, actually reinvested within 180 days after the end of such 365-day period) of the receipt of such proceeds.

We may voluntarily prepay loans under the Senior Credit Facilities, in whole or in part, without premium or penalty. Any voluntary prepayment of loans will be subject to reimbursement of the lenders' breakage costs in the case of a prepayment of term rate borrowings other than on the last day of the relevant interest period.

The obligations under the Senior Credit Facilities (and certain specified hedging and treasury obligations) are guaranteed by:

- Each existing and subsequently acquired or organized domestic material subsidiary of SPX Technologies, Inc., with specified exceptions; and

- SPX Technologies, Inc. with respect to the obligations of foreign borrower subsidiaries under the revolving credit facility and the bilateral foreign credit instrument facility.

The obligations under the Senior Credit Facilities (and certain specified hedging and treasury obligations) are secured by a first priority pledge and security interest in 100% of the capital stock of domestic subsidiaries (with certain exceptions) held by SPX Technologies, Inc. or the domestic subsidiary guarantors and 65% of the voting capital stock (and 100% of the non-voting

capital stock) of material first-tier foreign subsidiaries (with certain exceptions). If we obtain a corporate credit rating from Moody's and S&P and such corporate credit rating is less than "Ba2" (or not rated) by Moody's and less than "BB" (or not rated) by S&P, then SPX Technologies, Inc., the borrowers and the domestic subsidiary guarantors are required to grant security interests, mortgages and other liens on substantially all of their assets. If our corporate credit rating is "Baa3" or better by Moody's or "BBB-" or better by S&P and no defaults would exist, then all collateral security will be released and the indebtedness under the Senior Credit Facilities will be unsecured.

The Amended Credit Agreement requires that we maintain:

- A Consolidated Interest Coverage Ratio (defined in the Amended Credit Agreement generally as the ratio of Consolidated EBITDA for the four fiscal quarters then ended to consolidated cash interest expense for such period) as of the last day of any fiscal quarter of at least 3.00 to 1.00; and

- A Consolidated Leverage Ratio as of the last day of any fiscal quarter of not more than 3.75 to 1.00 (or 4.25 to 1.00 for the four fiscal quarters after certain permitted acquisitions).

The Amended Credit Agreement also contains covenants that, among other things, restrict our ability to incur additional indebtedness, grant liens, make investments, loans or guarantees, make restricted junior payments, including dividends, redemptions of capital stock, and voluntary prepayments or repurchase of subordinated indebtedness, engage in mergers, acquisitions or sales of assets, enter into sale and leaseback transactions, or engage in certain transactions with affiliates. The Amended Credit Agreement contains customary representations, warranties, affirmative covenants and events of default.

At December 31, 2025, we had $1,489.5 of available borrowing capacity under our revolving credit facilities, after giving effect to borrowings under the domestic revolving loan facilities of $0.0 and $10.5 reserved for outstanding letters of credit. In addition, at December 31, 2025, we had $17.8 of available issuance capacity under our foreign credit instrument facilities after giving effect to $7.2 reserved for outstanding letters of credit.

At December 31, 2025, we were in compliance with all covenants of our Amended Credit Agreement.

During 2025, we capitalized $4.2 of debt issuance costs associated with the entry into the Third Amendment and recorded charges of $1.5 to "Loss on amendment/refinancing of senior credit agreement" related to the write-off of a portion of previously unamortized deferred financing costs totaling $1.0 and transaction costs of $0.5.

Other Borrowings and Financing Activities

Certain of our businesses purchase goods and services under a purchase card program allowing for payment beyond their normal payment terms. As of December 31, 2025 and 2024, the participating businesses had $1.4 and $1.1, respectively, outstanding under this arrangement.

During the second quarter of 2025, we renewed our trade receivables financing agreement for 12 months, whereby we can borrow, on a continuous basis, up to $100.0. Availability of funds may fluctuate over time given, among other things, changes in eligible receivable balances, but will not exceed the $100.0 program limit. The facility contains representations, warranties, covenants and indemnities customary for facilities of this type. The facility does not contain any covenants that we view as materially constraining to the activities of our business.

In addition, we maintain an uncommitted line of credit facility in China which is available to fund operations in this region, when necessary, at the discretion of the lender. At December 31, 2025, the aggregate amount of borrowing capacity under this facility was $10.0, with no borrowings outstanding.

Company-owned Life Insurance

The Company has investments in COLI policies, which are recorded at their cash surrender value at each balance sheet date. Changes in the cash surrender value during the period are recorded as a gain or loss within "Other income (expense), net" within our consolidated statements of operations. The Company has the ability to borrow against a portion of its investments in the COLI policies as an additional source of liquidity. During 2024, the Company borrowed $41.2 against the cash surrender value of these COLI policies. During 2025, the Company repaid the then-outstanding borrowings totaling $37.4, inclusive of accrued interest. The amounts borrowed totaled $0.0 and $39.0 at December 31, 2025 and 2024, respectively, and incurred interest at a rate of 5.3%. At December 31, 2025, the Company had capacity to borrow approximately $34.0 against the policies. The cash surrender value of our investments in COLI assets, net of any aforementioned borrowings, was $60.3 and $36.2 at December 31, 2025 and 2024, respectively, recorded in "Other assets" on the consolidated balance sheets. See Note 1 for additional details of the COLI policies.

(14) Derivative Financial Instruments and Concentrations of Credit Risk

Interest Rate Swaps

In 2020, we entered into interest swap agreements ("Initial Swaps") that covered the period through November 2024, and effectively converted borrowings under our senior credit facilities to a fixed rate of 1.077%, plus the applicable margin. In September 2024, commensurate with an amendment to our senior credit agreement, we entered into additional interest rate swap agreements ("Additional Swaps"). During 2025, commensurate with the Third Amendment, we settled the Additional Swaps which resulted in a gain recorded to "Other income (expense), net" and cash received of $0.4. Prior to the settlement, the Additional Swaps covered the period from December 2024 to June 2026 and effectively converted a portion of the borrowings under our senior credit facilities to a fixed rate of 3.58%, plus the applicable margin. We had designated, and accounted for, our Additional Swaps (and, prior to their maturity, accounted for the Initial Swaps) as cash flow hedges.

As of December 31, 2025 and 2024, the unrealized gain, net of tax, recorded in AOCI was $0.0 and $2.6, respectively. In addition, as of December 31, 2025 and 2024, the fair value of our interest rate swap agreements was $0.0 and $3.4 (with $2.7 recorded as a current asset and $0.7 as a non-current asset), respectively. Changes in fair value of our Swaps are reclassified into earnings, as a component of interest expense, when the forecasted transaction impacts earnings.

Currency Forward Contracts

We manufacture and sell our products in a number of countries and, as a result, are exposed to movements in foreign currency exchange rates. Our objective is to preserve the economic value of non-functional currency-denominated cash flows and to minimize the impact of changes as a result of currency fluctuations. Our principal currency exposures relate to the British Pound Sterling, Canadian Dollar, Euro, and South African Rand.

From time to time, we enter into forward contracts to manage the exposure on contracts with forecasted transactions denominated in non-functional currencies which manage the risk of transaction gains and losses associated with assets/liabilities denominated in currencies other than the functional currency of certain subsidiaries ("FX forward contracts"). Certain of our FX forward contracts are designated as cash flow hedges. Changes in these derivatives' fair value are included in AOCI and are reclassified into earnings as a component of revenues or cost of products sold, as applicable, when the forecasted transaction impacts earnings. In addition, if the forecasted transaction is no longer probable of occuring, the cumulative change in the derivatives' fair value is recorded into earnings in the period in which the transaction is no longer considered probable of occurring.

We had FX forward contracts with an aggregate notional amount of $19.3 and $22.9 outstanding as of December 31, 2025 and 2024, respectively, with all of the $19.3 scheduled to mature within one year. There were no unrealized gains/losses recorded in AOCI related to FX forward contracts designated as cash flow hedges as of December 31, 2025 and 2024. The fair value of our FX forward contracts was less than $0.1 at December 31, 2025 and 2024.

In addition to the above, we entered FX forward contracts associated with the Settlement Agreement to mitigate our exposure to fluctuations in the South African Rand, with a notional amount of South African Rand 480.9 (or $24.9 at the time of execution). We designated and accounted for these FX forward contracts as fair value hedges. These FX forward contracts matured during the third quarter of 2024 commensurate with the final payment under the Settlement Agreement, resulting in cash received of $2.0 presented within "Net cash used in discontinued operations" within the consolidated statement of cash flows for the year ended December 31, 2024. Refer to Note 4 for additional details.

Concentrations of Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist of cash and equivalents, trade accounts receivable, cash surrender values of COLI policies, interest rate swaps, and FX forward contracts. These financial instruments, other than trade accounts receivable, are placed with high-quality financial institutions throughout the world. We periodically evaluate the credit standing of these financial institutions.

We maintain cash levels in bank accounts that, at times, may exceed federally-insured limits. We have not experienced significant loss, and believe we are not exposed to significant risk of loss, in these accounts.

We have credit loss exposure in the event of nonperformance by counterparties to the above financial instruments, but have no other off-balance-sheet credit risk of accounting loss. We anticipate, however, that counterparties will be able to fully satisfy their obligations under the contracts. We do not obtain collateral or other security to support financial instruments subject to credit risk, but we do monitor the credit standing of counterparties.

Concentrations of credit risk arising from trade accounts receivable are due to selling to customers in a particular industry. Credit risks are mitigated by performing ongoing credit evaluations of our customers' financial conditions and obtaining

collateral, advance payments, or other security when appropriate. No one customer, or group of customers that to our knowledge are under common control, accounted for more than 10% of our revenues for any period presented.

(15) Contingent Liabilities and Other Matters

General

Numerous claims, complaints and proceedings arising in the ordinary course of business have been asserted or are pending against us or certain of our subsidiaries (collectively, "claims"). These claims relate to litigation matters (e.g., contracts, intellectual property and competitive claims), environmental matters, product liability matters, and other risk management matters (e.g., general liability, automobile, and workers' compensation claims). Additionally, we may become subject to other claims of which we are currently unaware, which may be significant, or the claims of which we are aware may result in our incurring significantly greater loss than we anticipate. While we (and our subsidiaries) maintain property, cargo, auto, product, general liability, environmental, and directors' and officers' liability insurance, among other lines of coverage, and have acquired rights under similar policies in connection with acquisitions that we believe cover a significant portion of these claims, this insurance may be insufficient or unavailable (e.g., in the case of insurer insolvency) to protect us against potential loss exposures. Also, while we believe we are entitled to indemnification from third parties for some of these claims, these rights may be insufficient or unavailable to protect us against potential loss exposures.

Our recorded liabilities related to these matters, primarily associated with environmental remediation matters, totaled $43.7 and $39.9 at December 31, 2025 and 2024, respectively. Of these amounts, $36.4 and $32.0 are included in "Other long-term liabilities" within our consolidated balance sheets at December 31, 2025 and 2024, respectively, with the remainder included in "Accrued expenses." The liabilities we record for these matters are based on a number of assumptions, including historical claims and payment experience. While we base our assumptions on facts currently known to us, they entail inherently subjective judgments and uncertainties. As a result, our current assumptions for estimating these liabilities may not prove accurate, and we may be required to adjust these liabilities in the future, which could result in charges to earnings. These variances relative to current expectations could have a material impact on our financial position and results of operations.

Claim for Contingent Consideration Related to ULC Acquisition

In connection with our acquisition of ULC in September 2020, the seller of ULC was eligible for additional cash consideration of up to $45.0 under an earn-out provision. During the third quarter of 2021, we concluded that none of the milestones for the payment of any of the contingent consideration were achieved.

On May 20, 2024, we entered into a settlement agreement with the seller of ULC to resolve a lawsuit that commenced in August 2022 seeking contingent consideration of $15.0, prejudgment interest on that amount, and attorney's fees. The settlement agreement required a payment by us to the seller of ULC of $8.4, which was paid during the second quarter of 2024, with a corresponding charge recorded within "Other operating expense" within the consolidated statement of operations for the year ended December 31, 2024. We expect this payment to be tax deductible in future periods.

Resolution of Dispute with Former Representative

On January 18, 2024, a jury ruled that one of our businesses within the Detection and Measurement reportable segment had breached its contract and implied duties of good faith and fair dealing in connection with an agreement entered into with a former representative. On January 26, 2024, we negotiated a settlement requiring a payment to the former representative of $9.0 to resolve all claims related to the matter. This amount was recorded to "Other operating expense" within the consolidated statement of operations for the year ended December 31, 2023 and paid during the first quarter of 2024.

Large Power Projects in South Africa

Overview - Since 2008, DBT had been executing on two large power projects in South Africa (Kusile and Medupi), on which it has completed its scope of work. During that time, the business environment surrounding these projects was difficult, as DBT, along with many other contractors on the projects, experienced delays, cost over-runs, and various other challenges associated with a complex set of contractual relationships among the end customer, prime contractors, various subcontractors (including DBT and its subcontractors), and various suppliers. DBT had asserted claims against the remaining prime contractor, MHI, and MHI had asserted, or issued letters of intent to claim for, alleged damages against DBT. On September 5, 2023, DBT and SPX entered into the Settlement Agreement to resolve all claims between the parties with respect to the two large power projects. The Settlement Agreement provides for full and final settlement and the mutual release of all claims between the parties with respect to the projects, including any claim against SPX Technologies, Inc. as guarantor of DBT's performance on the projects. Refer to Note 4 for additional details.

Claim against Surety - On February 5, 2021, DBT received payment of $6.7 on bonds issued in support of performance by one of DBT's subcontractors that is currently in liquidation. The subcontractor or liquidator maintain rights to seek recovery of such amount and, thus, the amount received by DBT has not been reflected in our consolidated statements of operations.

Litigation Matters

We are subject to other legal matters that arise in the normal course of business. We believe these matters are either without merit or of a kind that should not have a material effect, individually or in the aggregate, on our financial position, results of operations or cash flows; however, we cannot give assurance that these proceedings or claims will not have a material effect on our financial position, results of operations or cash flows.

Environmental Matters

Our operations and properties are subject to federal, state, local and foreign regulatory requirements relating to environmental protection. It is our policy to comply fully with all applicable requirements. As part of our effort to comply, we have a comprehensive environmental compliance program that includes environmental audits conducted by internal and external independent professionals, as well as regular communications with our operating units regarding environmental compliance requirements and anticipated regulations. Based on current information, we believe that our operations are in substantial compliance with applicable environmental laws and regulations, and we are not aware of any violations that could have a material effect, individually or in the aggregate, on our business, financial condition, and results of operations or cash flows. We had liabilities for site investigation and/or remediation at 16 sites, that we own or control, as of December 31, 2025 and 2024.

Our environmental accruals relate predominantly to legacy sites that the Company no longer operates as part of its ongoing business and we record adjustments for these sites to "Other income (expense), net" in our consolidated statements of operations. These environmental accruals cover anticipated costs, including investigation, remediation, and maintenance of clean-up sites. Our estimates are based primarily on investigations and remediation plans established by independent consultants, regulatory agencies and potentially responsible third parties. Accordingly, our estimates may change based on future developments, including new or changes in existing environmental laws or policies, differences in costs required to complete anticipated actions from estimates provided, future findings of investigation or remediation actions, changes in our allocation of shared remediation costs, or alteration to the expected remediation plans. It is our policy to revise an estimate once it becomes probable and the amount of change can be reasonably estimated. We generally do not discount our environmental accruals and do not reduce them by anticipated insurance, litigation or other recoveries. We take into account third-party indemnification from financially viable parties in determining our accruals where there is no dispute regarding the right to indemnification.

In the case of contamination at offsite, third-party disposal sites, as of December 31, 2025 and 2024, we have been notified that we are potentially responsible and have received other notices of potential liability pursuant to various environmental laws at 9 sites, at which the liability has not been settled, and all of which have been active in the past few years. These laws may impose liability on certain persons that are considered jointly and severally liable for the costs of investigation and remediation of hazardous substances present at these sites, regardless of fault or legality of the original disposal. These persons include the present or former owners or operators of the site and companies that generated, disposed of or arranged for the disposal of hazardous substances at the site. We are considered a "de minimis" potentially responsible party at most of the sites. We conduct extensive environmental due diligence with respect to potential acquisitions, including environmental site assessments and such further testing as we may deem warranted. If an environmental matter is identified, we estimate the cost and either establish a liability, purchase insurance or obtain an indemnity from a financially sound seller; however, in connection with our acquisitions or dispositions, we may assume or retain significant environmental liabilities, some of which we may be unaware. The potential costs related to these environmental matters and the possible impact on future operations are uncertain due in part to the complexity of government laws and regulations and their interpretations, the varying costs and effectiveness of various clean-up technologies, the uncertain level of insurance or other types of recovery, and the questionable level of our responsibility. We record a liability when it is both probable and the amount can be reasonably estimated.

In our opinion, after considering accruals established for such purposes of $32.4 and $27.4 at December 31, 2025 and 2024, respectively, the cost of remedial actions for compliance with the present laws and regulations governing the protection of the environment are not expected to have a material impact, individually or in the aggregate, on our financial position, results of operations or cash flows. That said, we cannot provide assurance that new matters, developments, laws and regulations, or stricter interpretations of existing laws and regulations will not materially affect our business or operations in the future.

Self-Insured Risk Management Matters

We are self-insured for certain of our workers' compensation, automobile, product and general liability, disability and health costs, and we believe that we maintain adequate accruals to cover our retained liability. Our accruals for risk management matters are determined by us, are based on claims filed and estimates of claims incurred but not yet reported, and are not

discounted. We consider a number of factors, including third-party actuarial valuations, when making these determinations. We maintain third-party stop-loss insurance policies to cover certain liability costs in excess of predetermined retained amounts; however, this insurance may be insufficient or unavailable (e.g., because of insurer insolvency) to protect us against potential loss exposures.

Executive Agreements

The Board of Directors has approved an employment agreement for our President and Chief Executive Officer. This agreement had an initial term through December 31, 2017 and, thereafter, rolling terms of one year, and specifies the executive's current compensation, benefits and perquisites, severance entitlements, and other employment rights and responsibilities. The Compensation Committee of the Board of Directors has approved severance benefit agreements for our other executive officers. These agreements cover each executive's entitlements in the event that the executive's employment is terminated for other than cause, death or disability, or the executive resigns with good reason. The Compensation Committee of the Board of Directors has also approved change of control agreements for each of our executive officers, which cover each executive's entitlements following a change of control.

(16) Stockholders' Equity and Long-Term Incentive Compensation

Income Per Share

The following table sets forth the computations of the components used for the calculation of basic and diluted income per share:

	Year ended December 31,		
	2025	**2024**	**2023**
Numerator:			
Income from continuing operations	$ 245.5	$ 201.8	$ 144.7
Loss from discontinued operations, net of tax	$ (1.5)	$ (1.3)	$ (54.8)
Denominator:			
Weighted-average number of common shares used in basic income per share	47.830	46.187	45.545
Dilutive securities — Employee stock options, performance stock units and restricted stock units	0.681	0.891	1.067
Weighted-average number of common shares and dilutive securities used in diluted income per share	48.511	47.078	46.612

For the years ended December 31, 2025, 2024, and 2023, 0.108, 0.119, and 0.179, respectively, of unvested restricted stock units and performance stock units were excluded from the computation of diluted earnings per share as the assumed proceeds for these instruments exceeded the average market value of the underlying common stock for the related years. For the years ended December 31, 2025, 2024, and 2023, 0.234, 0.280, and 0.512, respectively, of outstanding stock options were excluded from the computation of diluted earnings per share as the assumed proceeds for these instruments exceeded the average market value of the underlying common stock for the related years.

Common Stock and Treasury Stock

On May 13, 2025, May 14, 2024, and May 9, 2023, our Board of Directors re-authorized management, in its sole discretion, to repurchase, in any fiscal year, up to $100.0 of our common stock, subject to maintaining compliance with all covenants of our senior credit agreement. No share repurchases were executed pursuant to this and past authorizations during the years ended December 31, 2025, 2024 and 2023. As of December 31, 2025, the maximum approximate amount of our common stock that may be purchased under this authorization is $100.0.

At December 31, 2025, we had 200.0 authorized shares of common stock (par value $0.01). Common shares issued, treasury shares and shares outstanding are summarized in the table below.

	Common Stock Issued	Treasury Stock	Shares Outstanding
Balance at December 31, 2022	53.351	(8.059)	45.292
Restricted stock units and performance stock units	—	0.115	0.115
Other	0.268	—	0.268
Balance at December 31, 2023	53.619	(7.944)	45.675
Restricted stock units and performance stock units	—	0.116	0.116
Other	0.577	—	0.577
Balance at December 31, 2024	54.196	(7.828)	46.368
Restricted stock units and performance stock units	—	0.125	0.125
Other	3.374	—	3.374
Balance at December 31, 2025	57.570	(7.703)	49.867

Long-Term Incentive Compensation

On May 9, 2019, our stockholders approved our 2019 Stock Compensation Plan (the "2019 Plan") which replaced our 2002 Stock Compensation Plan, as amended in 2006, 2011, 2012 and 2015 (the "Prior Plan"). As a result of the approval of the 2019 Plan, no further awards were permitted to be made under the Prior Plan. Up to 3.330 shares of our common stock were available for grant at December 31, 2025 under the 2019 Plan. The 2019 Plan permits the issuance of new shares or shares from treasury upon the exercise of options, vesting of time-based restricted stock units ("RSU's") and performance stock units ("PSU's"). Each RSU and PSU granted reduces availability by two and four shares, respectively. Similar awards were permitted to be granted under the Prior Plan before the approval of the 2019 Plan.

PSU's and RSU's may be granted to certain eligible employees or non-employee directors in accordance with applicable equity compensation plan documents and agreements. Subject to participants' continued employment and other plan terms and conditions, the restrictions lapse and awards generally vest over a period of time, generally one or three years. In some instances, such as death, disability, or retirement, stock may vest concurrently with or following an employee's termination. PSU's are eligible to vest at the end of the performance period, with performance based on the total return of our stock over the three-year performance period against a peer group within the S&P 600 Small Cap Capital Goods Index and S&P 400 Mid Cap Capital Goods Index, while the RSU's vest based on the passage of time since grant date. PSU's and RSU's that do not vest within the applicable vesting period are forfeited.

We grant RSU's to non-employee directors under the 2019 Plan. The 2025, 2024 and 2023 grants to non-employee directors generally vest over a 1 year-period, with the 2025 grants of 0.007 RSU's scheduled to vest in their entirety immediately prior to the annual meeting of stockholders in May 2026.

Stock options may be granted to key employees in the form of incentive stock options or non-qualified stock options. The option price per share may be no less than the fair market value of our common stock at the close of business the day prior to the date of grant. Upon exercise, the employee has the option to surrender previously owned shares at current value in payment of the exercise price and/or for withholding tax obligations. Stock options generally vest, subject to continued employment, in equal annual increments over the three-year period subsequent to the date of grant.

The recognition of compensation expense for share-based awards, including stock options, is based on their grant date fair values. The fair value of each award is amortized over the lesser of the award's requisite or derived service period, which is generally up to three years. Compensation expense within income from continuing operations related to PSU's, RSU's and stock options totaled $16.7, $15.0 and $13.4 for the years ended December 31, 2025, 2024, and 2023, respectively, with the related tax benefit being $2.9, $2.6 and $2.3 for the years ended December 31, 2025, 2024, and 2023, respectively.

We use the Monte Carlo simulation model valuation technique to determine fair value of our restricted stock awards that contain a market condition (i.e., the PSU's). The Monte Carlo simulation model utilizes multiple input variables that determine the probability of satisfying the market condition stipulated in the award and calculates the fair value of each PSU. We issued PSU's to eligible participants on March 3, 2025, February 28, 2024, and March 1, 2023. We used the following assumptions in determining the fair value of these awards:

	Annual Expected Stock Price Volatility	Annual Expected Dividend Yield	Risk-Free Interest Rate	Correlation Between Total Shareholder Return for SPX and the Applicable S&P Index
March 3, 2025				
SPX	35.13 %	— %	3.90 %	46.64 %
Peer group within S&P 600 Small Cap Capital Goods Index and S&P 400 Mid Cap Capital Goods Index	36.41 %	n/a	3.90 %	
February 28, 2024				
SPX	32.26 %	— %	4.41 %	49.34 %
Peer group within S&P 600 Small Cap Capital Goods Index and S&P 400 Mid Cap Capital Goods Index	37.00 %	n/a	4.41 %	
March 1, 2023				
SPX	35.72 %	— %	4.60 %	57.87 %
Peer group within S&P 600 Capital Goods Index	43.92 %	n/a	4.60 %	

Annual expected stock price volatility is based on the three-year historical volatility. There is no annual expected dividend yield as we discontinued dividend payments in 2015 and do not expect to pay dividends for the foreseeable future. The average risk-free interest rate is based on the one-year through three-year daily treasury yield curve rate as of the grant date.

The following table summarizes the PSU and RSU activity from December 31, 2022 through December 31, 2025:

	Unvested PSU's and RSU's	Weighted-Average Grant-Date Fair Value Per Share
December 31, 2022	0.530	$ 51.38
Granted	0.175	72.35
Vested	(0.190)	51.38
Forfeited	(0.005)	59.92
December 31, 2023	0.510	58.53
Granted	0.152	124.82
Vested	(0.200)	61.04
Forfeited	(0.016)	126.01
December 31, 2024	0.446	79.22
Granted	0.139	122.69
Vested	(0.216)	60.69
Forfeited	(0.014)	131.48
December 31, 2025	0.355	$ 105.45

As of December 31, 2025, there was $12.8 of unrecognized compensation cost related to PSU's and RSU's. We expect this cost to be recognized over a weighted-average period of 1.8 years.

Stock Options

On March 3, 2025, February 28, 2024, and March 1, 2023, we granted stock options totaling 0.044, 0.052, and 0.074, respectively. The exercise price per share of these options is $138.60, $116.40, and $71.93, respectively, and the maximum contractual term of these options is ten years.

The fair value of each stock option granted on March 3, 2025, February 28, 2024, and March 1, 2023, was $61.23, $50.84, and $31.20, respectively. The fair value of each option grant was estimated using a Black-Scholes option-pricing model with the following assumptions:

	March 3, 2025	February 28, 2024	March 1, 2023
Annual expected stock price volatility	38.75 %	37.43 %	37.15 %
Annual expected dividend yield	— %	— %	— %
Risk-free interest rate	3.98 %	4.23 %	4.18 %
Expected life of stock option (in years)	6.0	6.0	6.0

Annual expected stock price volatility for the March 3, 2025, February 28, 2024, and March 1, 2023 grants were based on a weighted-average of SPX's stock volatility of the most recent six-year historical volatility of a peer company group. There is no annual expected dividend yield as we discontinued dividend payments in 2015 and do not expect to pay dividends for the foreseeable future. The average risk-free interest rate is based on the five-year and seven-year treasury constant maturity rates. The expected option life is based on a three-year pro-rata vesting schedule and represents the period of time that awards are expected to be outstanding.

The following table shows stock option activity from December 31, 2022 through December 31, 2025.

	Shares		Weighted-Average Exercise Price
Options outstanding at December 31, 2022	1.286	$	27.82
Exercised	(0.141)		26.47
Forfeited	—		—
Granted	0.076		71.71
Options outstanding at December 31, 2023	1.221		30.70
Exercised	(0.494)		20.67
Forfeited	(0.002)		71.93
Granted	0.062		120.47
Options outstanding at December 31, 2024	0.787		43.92
Exercised	(0.242)		21.48
Forfeited	(0.009)		136.10
Granted	0.044		138.60
Options outstanding at December 31, 2025	0.580	$	59.04

As of December 31, 2025, 0.478 of the above stock options were exercisable and there was $1.6 of unrecognized compensation cost related to the outstanding stock options. We expect this cost to be recognized over a weighted-average period of 1.9 years.

Registered Public Offering

On August 12, 2025, the Company entered into an underwriting agreement, pursuant to which the Company agreed to issue and sell in a registered public offering 3.059 shares (the "Shares") of the Company's common stock (the "Common Stock"), at a purchase price of $188.0 per share of common stock (the "Offering").

The gross proceeds to the Company from the Offering, before deducting underwriting discounts, commissions and offering expenses payable by the Company, were approximately $575.0. After deducting underwriting discounts, commissions, and offering expenses payable by the Company of $23.9, net proceeds recorded during the year ended December 31, 2025 were $551.1.

Accumulated Other Comprehensive Income

The changes in the components of accumulated other comprehensive income, net of tax, for the year ended December 31, 2025 were as follows:

	Foreign Currency Translation Adjustment	Net Unrealized Gains on Qualifying Cash Flow Hedges[1]	Pension and Postretirement Liability Adjustment[2]	Total
Balance at December 31, 2024	$ 218.9	$ 2.6	$ 2.1	$ 223.6
Other comprehensive income (loss) before reclassifications	41.7	(0.3)	—	41.4
Amounts reclassified from accumulated other comprehensive income	—	(2.3)	(2.2)	(4.5)
Current-period other comprehensive income (loss)	41.7	(2.6)	(2.2)	36.9
Balance at December 31, 2025	$ 260.6	$ —	$ (0.1)	$ 260.5

[1] Net of tax provision of $0.0 and $0.7 as of December 31, 2025 and 2024, respectively.

[2] Net of tax provision of $0.0 and $1.0 as of December 31, 2025 and 2024, respectively. The balances as of December 31, 2025 and 2024 include unamortized prior service credits.

The changes in the components of accumulated other comprehensive income, net of tax, for the year ended December 31, 2024 were as follows:

	Foreign Currency Translation Adjustment	Net Unrealized Gains on Qualifying Cash Flow Hedges [1]	Pension and Postretirement Liability Adjustment [2]	Total
Balance at December 31, 2023	$ 251.0	$ 5.7	$ 4.4	$ 261.1
Other comprehensive income (loss) before reclassifications	(32.1)	3.3	—	(28.8)
Amounts reclassified from accumulated other comprehensive income	—	(6.4)	(2.3)	(8.7)
Current-period other comprehensive loss	(32.1)	(3.1)	(2.3)	(37.5)
Balance at December 31, 2024	$ 218.9	$ 2.6	$ 2.1	$ 223.6

[1] Net of tax provision of $0.7 and $1.8 as of December 31, 2024 and 2023, respectively.

[2] Net of tax provision of $1.0 and $1.8 as of December 31, 2024 and 2023, respectively. The balances as of December 31, 2024 and 2023 include unamortized prior service credits.

The following summarizes amounts reclassified from each component of accumulated comprehensive income for the years ended December 31, 2025 and 2024:

| | Amount Reclassified from AOCI | | Affected Line Items in the Consolidated Statements of Operations |
| | Year ended December 31, | | |
	2025	2024	
Gains on qualifying cash flow hedges:			
Swaps	$ (3.0)	$ (8.7)	Interest expense
Pre-tax	(3.0)	(8.7)	
Income taxes	0.7	2.3	
	$ (2.3)	$ (6.4)	
Gains on pension and postretirement items:			
Amortization of unrecognized prior service credits - Pre-tax	$ (3.2)	$ (3.1)	Other income (expense), net
Income taxes	1.0	0.8	
	$ (2.2)	$ (2.3)	

Common Stock in Treasury

During the years ended December 31, 2025, 2024, and 2023, "Common stock in treasury" was decreased by the settlement of restricted stock units, net of recipient tax withholdings, issued from treasury stock of $7.4, $6.9 and $6.6, respectively.

Preferred Stock

None of our 3.0 shares of authorized no par value preferred stock was outstanding at December 31, 2025, 2024, or 2023.

(17) Fair Value and Other Investments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In the absence of active markets for the identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

- Level 1 — Quoted prices for identical instruments in active markets.

- Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

- Level 3 — Significant inputs to the valuation model are unobservable.

There were no changes during the periods presented to the valuation techniques we use to measure asset and liability fair values on a recurring or nonrecurring basis. There were no transfers between the three levels of the fair value hierarchy for the periods presented.

The following table presents our fair value hierarchy of our financial assets measured at fair value on a recurring basis as of December 31, 2025 and 2024:

| | December 31, 2025 | | | |
	Level 1	Level 2	Level 3	Total
Assets:				
Derivative financial instruments	$ —	$ —	$ —	$ —

| | December 31, 2024 | | | |
	Level 1	Level 2	Level 3	Total
Assets:				
Derivative financial instruments	$ —	$ 3.4	$ —	$ 3.4

Goodwill, Indefinite-Lived Intangible and Other Long-Lived Assets — Certain of our non-financial assets are subject to impairment analyses, including long-lived assets, indefinite-lived intangible assets and goodwill. We review the carrying amounts of such assets whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable or at least annually for indefinite-lived intangible assets and goodwill. Any resulting asset impairments result in the asset being recorded at its fair value. Based on the inputs used in the impairment analyses, these assets are classified within Level 3 of the valuation hierarchy. Refer to Note 10 for additional details.

Derivative Financial Instruments — Our financial derivative assets and liabilities include interest rate swaps and FX forward contracts, and are valued using valuation models based on observable market inputs such as forward rates, interest rates, our own credit risk and the credit risk of our counterparties, which comprise investment-grade financial institutions. Based on these inputs, the derivative assets and liabilities are classified within Level 2 of the valuation hierarchy. We have not made any adjustments to the inputs obtained from the independent sources. Based on our continued ability to enter into forward contracts and interest rate swap agreements, we consider the markets for our fair value instruments active. We primarily use the income approach, which uses valuation techniques to convert future amounts to a single present amount.

As of December 31, 2025, there had been no significant impact to the fair value of our derivative liabilities due to our own credit risk, as the related instruments are collateralized under our senior credit facilities. Similarly, there had been no significant impact to the fair value of our derivative assets based on our evaluation of our counterparties' credit risks.

Equity Security — We estimate the value of an equity security in Filtran Group Equity, LLC ("Filtran") that we hold utilizing a practical expedient under existing guidance, with such estimated value based on our ownership percentage applied to the net asset value as provided quarterly (on a one quarter lag) by the investee. The value is updated annually, during the first quarter, based on the investee's most recent audited financial statements.

During the years ended December 31, 2025, 2024, and 2023, we recorded gains (losses) of $23.0, $(4.2) and $3.6, respectively, to "Other income (expense), net" related to changes in the estimated value of such equity security.

On November 10, 2025, Parker-Hannifin Corporation ("Parker") entered into an agreement to acquire the majority of the underlying businesses held by an investee of Filtran through a planned merger, while Donaldson Company, Inc. entered into an agreement to acquire the remaining business on February 2, 2026. As a result of the updated net asset value provided by the investee considering the above transactions, we recorded a gain of $18.5 in the fourth quarter of 2025 (in addition to a gain of $4.5 recorded in the first quarter of 2025 using the investee's most recent audited financial statements). The acquisition agreements contain customary termination rights, require various regulatory approvals, as well as in the case of the Parker transaction, the right of either Parker or Filtran to terminate if the completion of the merger shall not have occurred prior to February 10, 2027, which date may be extended upon the satisfaction of certain conditions. We maintain no control over, or involvement in, the sale process, which may not come to fruition.

As of December 31, 2025 and 2024, the equity security had an estimated value of $58.2 and $35.2, respectively, recorded in "Other assets" on the consolidated balance sheets. We are restricted from transferring this investment without approval of the manager of the investee.

The following table provides a reconciliation of activity for the equity security for the year ended December 31, 2025:

Balance at beginning of period	$	35.2
Change in value of equity security		23.0
Balance at end of period	$	58.2

Indebtedness — The estimated value of our debt instruments as of December 31, 2025 and 2024 approximated the related carrying values due primarily to the variable market-based interest rates for such instruments. See Note 13 for further details.

(18)   Subsequent Events

On January 20, 2026, we completed the acquisition of Thermolec Ltd. ("Thermolec") which specializes in custom electric duct heating and related solutions. We purchased Thermolec for net cash consideration of approximately $141.5. The acquisition was funded through cash on hand. The post-acquisition results of Thermolec will be reflected within our HVAC reportable segment.

On February 6, 2026, we completed the acquisition of Crawford United Corporation ("Crawford") which specializes in highly engineered air handling and industrial products. We purchased Crawford for net cash consideration of approximately $300.0. The acquisition was funded through cash on hand and borrowings on our revolving credit facilities under our Amended Credit Agreement. The post-acquisition results of Crawford's commercial air handling equipment businesses will be reflected within our HVAC reportable segment. Crawford's industrial and transportation products businesses, which includes businesses serving aerospace, defense, transportation, and marine markets, are non-core to our long-term strategy. These non-core businesses will be recorded as assets held for sale, with their results reported as discontinued operations while we identify suitable buyer(s) and execute our plan to sell these businesses within twelve months.

Due to the size, complexity and timing of the close of the acquisitions, the acquisition accounting for both business combinations is incomplete at the time of this filing. As a result, we are unable to provide the amounts recognized as of the acquisition dates for the major classes of assets acquired and liabilities assumed, pre-acquisition contingencies and goodwill. We expect to allocate a portion of the purchase price to identifiable intangible assets such as developed technology, customer relationships, trademarks, and backlog. In addition, we are unable to provide pro forma revenues and earnings of the combined entity. All required disclosures will be included in our Quarterly Report on Form 10-Q for the fiscal first quarter ending March 28, 2026.

ITEM 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

None.

ITEM 9A. Controls and Procedures

Disclosure Controls and Procedures

SPX management, including the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of disclosure controls and procedures, pursuant to Exchange Act Rule 13a-15(b), as of December 31, 2025. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2025.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control framework and processes were designed to provide reasonable assurance to management and the Board of Directors regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Our internal control over financial reporting includes those policies and procedures that:

• Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

• Provide reasonable assurance that transactions are recorded properly to allow for the preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and the Board of Directors; and

• Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, because of changing conditions, effectiveness of internal control over financial reporting may vary over time.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025, at the reasonable assurance level described above. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control - Integrated Framework (2013). Based on this assessment, our Chief Executive Officer and Chief Financial Officer concluded that our internal control over financial reporting was effective as of December 31, 2025.

Management excluded from its assessment of internal control over financial reporting as of December 31, 2025, the internal control over financial reporting of KTS, which was acquired on January 27, 2025 and Sigma & Omega, which was acquired on April 15, 2025. This exclusion is consistent with guidance issued by the U.S. Securities and Exchange Commission that an assessment of a recently acquired business may be omitted from the scope of management's report on internal control over financial reporting in the year of acquisition. The total assets (excluding goodwill and intangible assets, which are included within the scope of our assessment) and revenues of KTS and Sigma & Omega represented 3.2% and 6.1% of our consolidated total assets and revenues, respectively, as of and for the year ended December 31, 2025. See a discussion of these acquisitions in Notes 1 and 4 to our consolidated financial statements.

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report included in this Form 10-K.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(d)) during the quarter ended December 31, 2025 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of SPX Technologies, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of SPX Technologies, Inc. and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated February 24, 2026, expressed an unqualified opinion on those financial statements.

As described in Management's Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Kranze Technology Solutions, Inc. ("KTS") and Sigma Heating and Cooling and Omega Heat Pump ("Sigma & Omega"), which were acquired on January 27, 2025, and April 15, 2025, respectively and whose aggregate total assets (excluding goodwill and intangible assets, which were integrated into the Company's control environment) and aggregate revenues constitute approximately 3.2% and 6.1%, respectively, of the related amounts in the Company's consolidated financial statements as of and for the year ended December 31, 2025. Accordingly, our audit did not include the internal control over financial reporting at KTS and Sigma & Omega.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP
Charlotte, North Carolina
February 24, 2026

ITEM 9B. Other Information

No director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or adopted or terminated a "non-Rule 10b5-1 trading arrangement" (as such terms are defined in Item 408 of Regulation S-K) during the three months ended December 31, 2025.

ITEM 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

ITEM 10. Directors, Executive Officers and Corporate Governance

a)   Directors of the company.

  This information is included in our definitive proxy statement for the 2026 Annual Meeting of Stockholders under the heading "Election of Directors" and is incorporated herein by reference.

b)   Executive Officers of the company.

  Eugene J. Lowe, III, 57, President and Chief Executive Officer and a member of the Board of Directors since September 2015. Mr. Lowe joined SPX in 2008, was appointed an officer of the company in December 2014, and previously served as President, Thermal Equipment and Services from February 2013 to September 2015, President, Global Evaporative Cooling from March 2010 to February 2013, and Vice President of Global Business Development and Marketing, Thermal Equipment and Services from June 2008 to March 2010. Prior to joining SPX, Mr. Lowe held positions with Milliken & Company, Lazard Technology Partners, Bain & Company, and Andersen Consulting. Mr. Lowe is currently a director of Federal Signal Corporation.

  Mark A. Carano, 56, Vice President, Chief Financial Officer and Treasurer since January 2023. Mr. Carano joined SPX from Insteel Industries Inc., where he served as Senior Vice President and Chief Financial Officer for two years. Mr. Carano was the Chief Financial Officer for Big River Steel from 2019 to 2020. Before joining Big River Steel in 2019, Mr. Carano spent six years with Babcock & Wilcox Enterprises, Inc., where he served most recently as Senior Vice President, Finance & Controller, for the Industrial Segment. His career with Babcock & Wilcox included roles as Senior Vice President, Corporate Development, Strategy and Corporate Treasurer. Before joining the industrial sector, Mr. Carano held executive roles within financial services providers including Bank of America, Deutsche Bank and First Union Securities. He began his career with FMI, a consulting and trade organization.

  Jennifer Carpenter, 45, became Vice President and Chief Human Resources Officer in 2024. Prior to joining SPX, she had a 21-year career at Honeywell International Inc., a diversified technology and manufacturing company, serving as Vice President, Human Resources for Digital IT at that company from May 2021 to September 2024. Prior to this role, she was the HR leader for the global Honeywell Intelligrated business from November 2018 to May 2021 and played a major role in integrating and growing the $3 billion + acquisition with 6,000+ employees. Prior to that, she spent over a decade supporting various businesses in the Honeywell Aerospace and Safety Productivity Solutions groups in multiple HR roles of increasing responsibility. Ms. Carpenter earned her Master of Arts in Organizational Management from Spring Arbor University and a Bachelor of Science in Business Administration & Human Resources from Central Michigan University.

  J. Randall Data, 60, became President, Global Operations and Data Center Solutions in November 2024. Prior to this role, Mr. Data served as President, Heating and Global Operations since August 2015 and was appointed an officer of the company in September 2015. Prior to joining SPX, Mr. Data spent over 27 years with The Babcock & Wilcox Company. Most recently, he was President and Chief Operating Officer of Babcock & Wilcox Power Generation Group, Inc., a subsidiary of The Babcock & Wilcox Company, from April 2012 to July 2015. While at The Babcock & Wilcox Company, Mr. Data held numerous leadership positions in the global operations of the steam generating and environmental equipment businesses. On February 2, 2026, Mr. Data informed the Company of his decision to retire effective as of March 20, 2026.

  Sean McClenaghan, 60, became President of the HVAC Segment in early 2024. Prior to this role, Mr. McClenaghan served as President, Global Cooling since September 2022. Mr. McClenaghan joined SPX from Reliance Worldwide Corporation ("RWC") where he served as Chief Executive Officer for the Americas business for 8 years. Before joining RWC in 2014, Mr. McClenaghan spent over fifteen years in various strategic consulting and business development roles with McKinsey & Company, CHB Capital Partners, and Egon Zehnder. He began his career with DuPont holding positions ranging from Process Control Design Engineer to Plant Manager to Global Business Manager. He received an MBA from Harvard University and a Bachelor of Chemical Engineering from The Georgia Institute of Technology. Mr. McClenaghan is a member of the Board of Directors for Sto Corp.

  John W. Swann, III, 55, became President of the Detection & Measurement Segment in late 2022. Prior to this role, he served as President, Weil-McLain and Marley Engineered Products since August 2013, President, Radiodetection since September 2015 and President, Heating and Location & Inspection since 2018. Mr. Swann joined SPX in 2004, was appointed an officer of the company in September 2015, and previously served as President, Hydraulic Technologies from January 2011 to August 2013, Vice President of New Venture Development from February 2010 to January 2011, and Director of Business Development from August 2004 to February 2010. Prior to joining SPX, Mr. Swann held positions with PricewaterhouseCoopers and Andersen Business Consulting.

Daniel J. Whitman, 56, became Vice President, General Counsel and Secretary in January 2026. Mr. Whitman joined SPX following a 20-year career with Parker-Hannifin Corporation, including the last 14 years as Vice President, Law, Deputy General Counsel and Assistant Secretary. Prior to joining Parker-Hannifin, he was a partner with the Cleveland law firm of Tarolli Sundheim Covell & Tummino. Before attending law school, Mr. Whitman served in various engineering roles at Ingersoll-Rand and Air Technologies. Mr. Whitman earned his Juris Doctor from the University of Akron School of Law and his bachelor's degree in mechanical engineering from Purdue University.

c)   Section 16(a) Beneficial Ownership Reporting Compliance.

This information is included in our definitive proxy statement for the 2026 Annual Meeting of Stockholders under the heading "Section 16(a) Reports" and is incorporated herein by reference.

d)   Code of Ethics.

We have adopted a Code of Ethics and Business Conduct that applies to all our directors, officers, and employees, including our chief executive officer and senior financial and accounting officers. Our Code of Ethics and Business Conduct requires each director, officer, and employee to avoid conflicts of interest; comply with all laws and other legal requirements, conduct business in an honest and ethical manner, and otherwise act with integrity and in the best interest of our Company and our stockholders. In addition, our Code of Ethics and Business Conduct acknowledges special ethical obligations for financial reporting. We maintain a current copy of our Code of Ethics and Business Conduct, and we will promptly post any amendments to or waivers of our Code of Ethics and Business Conduct regarding our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on our website (www.spx.com) under the heading "Investor Relations—Corporate Governance—Commitment to Ethics and Compliance."

e)   Information regarding our Audit Committee and Governance and Sustainability Committee is set forth in our definitive proxy statement for the 2026 Annual Meeting of Stockholders under the headings "Corporate Governance" and "Board Committees" and is incorporated herein by reference.

f)   The Company has an insider trading policy governing the purchase, sale and other dispositions of the Company's securities that applies to all Company personnel, including directors, officers, employees, and other covered persons. The Company also follows procedures for the repurchase of its securities. The Company believes that its insider trading policy and repurchase procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to the Company. The Company's insider trading policy is filed as Exhibit 19.1 to this Form 10-K.

ITEM 11. Executive Compensation

This information is included in our definitive proxy statement for the 2026 Annual Meeting of Stockholders under the headings "Executive Compensation" (other than the information appearing under the heading "Pay Versus Performance") and "Director Compensation" and is incorporated herein by reference.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

This information is included in our definitive proxy statement for the 2026 Annual Meeting of Stockholders under the headings "Ownership of Common Stock" and "Equity Compensation Plan Information" and is incorporated herein by reference.

ITEM 13. Certain Relationships and Related Transactions, and Director Independence

This information is included in our definitive proxy statement for the 2026 Annual Meeting of Stockholders under the heading "Corporate Governance" and is incorporated herein by reference.

ITEM 14. Principal Accountant Fees and Services

This information is included in our definitive proxy statement for the 2026 Annual Meeting of Stockholders under the heading "Ratification of the Appointment of Independent Public Accountants" and is incorporated herein by reference.

PART IV

ITEM 15. Exhibits and Financial Statement Schedules

The following documents are filed as part of this Form 10-K:

1. All financial statements. See Index to Consolidated Financial Statements on page 50 of this Form 10-K.
2. Financial Statement Schedules. None required. See page 50 of this Form 10-K.
3. Exhibits. See Index to Exhibits.

ITEM 16. Form 10-K Summary

We have chosen not to include an optional summary of the information required by this Form 10-K. For a reference to the information in this Form 10-K, investors should refer to the Table of Contents to this Form 10-K.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on this 24th day of February, 2026.

SPX TECHNOLOGIES, INC.
(Registrant)

By   /s/ MARK A. CARANO
_____

Mark A. Carano
Vice President, Chief Financial Officer and Treasurer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on this 24th day of February, 2026.

/s/ EUGENE J. LOWE, III	/s/ MARK A. CARANO
Eugene J. Lowe, III President and Chief Executive Officer	Mark A. Carano Vice President, Chief Financial Officer and Treasurer
/s/ PATRICK J. O'LEARY	/s/ RICKY D. PUCKETT
Patrick J. O'Leary Director	Ricky D. Puckett Director
/s/ DAVID A. ROBERTS	/s/ RUTH G. SHAW
David A. Roberts Director	Ruth G. Shaw Director
/s/ ROBERT B. TOTH	/s/ ANGEL S. WILLIS
Robert B. Toth Director	Angel S. Willis Director
/s/ MEENAL A. SETHNA	/s/ TANA L. UTLEY
Meenal A. Sethna Director	Tana L. Utley Director
	/s/ WAYNE M. MCLAREN
	Wayne M. McLaren Vice President, Chief Accounting Officer and Corporate Controller

INDEX TO EXHIBITS

Exhibit No.		Description
2.1	—	Agreement and Plan of Merger, dated as of August 11, 2022, by and among SPX Corporation, SPX Technologies, Inc. and SPX Merger, LLC, incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K filed on August 15, 2022 (File no. 1-6948).
2.2	—	Sale and Purchase Agreement, dated as of November 1, 2022, among SPX Technologies, Inc., SPX, LLC, The Marley-Wylain Company, LLC, SPX Cooling Technologies, LLC, and Canvas Holdco, LLC, incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K filed on November 7, 2022 (File no. 1-6948).
2.3	—	Separation and Distribution Agreement, dated as of September 22, 2015, by and between SPX FLOW, Inc. and SPX Corporation, incorporated by reference from the Current Report on Form 8-K of SPX Corporation filed on September 28, 2015 (File no. 1-6948).
2.4	—	Agreement and Plan of Merger, dated as of April 28, 2023, by and among, SPX Enterprises, LLC, SPX Electric Heat, Inc., ASPEQ Parent Holdings, Inc., and Industrial Growth Partners V, L.P, incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on August 1, 2023 (File no. 1-6948).
2.5	—	Share Purchase Agreement dated as of February 7, 2024 among 15738393 Canada Inc., 15737338 Canada Inc., Giuseppe Racanelli Family Trust, Lise Daigle Family Trust, Giuseppe J. Racanelli, as representative of the specified Vendors, 12508991 Canada Inc., 12509008 Canada Inc., 3566382 Canada Inc., Gestion Racan Inc., Ingénia Technologies Inc., 15736854 Canada Inc., 15637406 Canada Inc. and 15708869 Canada Inc., incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the period ended March 30, 2024 (File no. 1-6948).
3.1	—	Amended and Restated Certificate of Incorporation of SPX Technologies, Inc., as amended, incorporated by reference to Exhibit 3.1 to our Quarterly Report on Form 10-Q for the period ended June 29, 2024 (File no. 1-6948).
3.2	—	By-laws of SPX Technologies, Inc., Amended and Restated on May 14, 2024, incorporated by reference to Exhibit 3.2 to our Current Report on Form 8-K filed on May 14, 2024 (File no. 1-6948).
4.1	—	Description of Capital Stock, incorporated by reference to Exhibit 4.1 to our Annual Report on Form 10-K for the year ended December 31, 2024 (File no. 1-6948).
10.1	—	Amended and Restated Credit Agreement, dated as of August 12, 2022, by and among SPX Enterprises, LLC, as the U.S. Borrower, SPX Corporation, as the Parent, the Foreign Subsidiary Borrowers party thereto, Bank of America, N.A., as the Administrative Agent and the Swingline Lender, Deutsche Bank AG, as the Foreign Trade Facility Agent, and the Issuing Lenders, FCI Issuing Lenders and Lenders party thereto, incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on August 15, 2022 (File no. 1-6948).
10.2	—	Assumption Agreement, dated as of August 23, 2022, among SPX Technologies, Inc., the other loan parties party thereto, and Bank of America, N.A., as Administrative Agent, incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on August 24, 2022 (File no. 1-6948).
10.3	—	First Amendment to Amended and Restated Credit Agreement and Amendment to Amended and Restated Guarantee and Collateral Agreement, dated as of August 23, 2022, between SPX Enterprises, LLC and Bank of America, N.A., as Administrative Agent, incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on August 24, 2022 (File no. 1-6948).
10.4	—	Incremental Facility Activation Notice dated as of April 21, 2023 among SPX Enterprises, LLC, as the U.S. Borrower, Bank of America, N.A., as the Administrative Agent, and the 2023 Incremental Term Loan Lenders party thereto, incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on August 1, 2023 (File no. 1-6948).
10.5	—	Second Amendment to Amended and Restated Credit Agreement and Incremental Facility Activation Notice dated as of August 30, 2024 among SPX Enterprises, LLC, as the U.S. Borrower, SPX Technologies, Inc., the other Guarantors party thereto, Bank of America, N.A., as the Administrative Agent, and the Lenders party thereto, incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on September 3, 2024 (File no. 1-6948).
10.6	—	Third Amendment to Amended and Restated Credit Agreement and Amendment to Amended and Restated Guarantee and Collateral Agreement dated as of September 9, 2025 among SPX Enterprises, LLC, as the U.S. Borrower, SPX Technologies, Inc., the other Guarantors party thereto, Bank of America, N.A., as the Administrative Agent, and the Lenders party thereto, incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on September 11, 2025 (File no. 1-6948).
†10.7	—	Trademark License Agreement, dated as of September 26, 2015, by and between SPX FLOW, Inc. and SPX Corporation, incorporated by reference from the Current Report on Form 8-K of SPX Corporation filed on September 28, 2015 (File no. 1-6948).
*†10.8	—	SPX 2006 Non-Employee Directors' Stock Incentive Plan, incorporated by reference to Appendix E of the definitive proxy statement of SPX Corporation for its 2006 Annual Meeting of Stockholders, filed April 3, 2006 (File no. 1-6948).

*†10.09 — [Amendment to the SPX 2006 Non-Employee Directors' Stock Incentive Plan, incorporated by reference to the Quarterly Report on Form 10-Q of SPX Corporation for the quarter ended September 30, 2006 (File no. 1-6948).](#)

*10.10 — [Form of Restricted Stock Agreement under the SPX 2006 Non-Employee Directors' Stock Incentive Plan, incorporated by reference from the Annual Report on Form 10-K of SPX Corporation for the year ended December 31, 2010 (File no. 1-6948).](#)

*†10.11 — [SPX 2019 Stock Compensation Plan, incorporated by reference to Appendix A of the definitive proxy statement of SPX Corporation for its 2019 Annual Meeting of Stockholders, filed March 28, 2019 (File no. 1-6948).](#)

*10.12 — [Form of Stock Option Agreement (Pre-August 2022) under the SPX 2019 Stock Compensation Plan, incorporated by reference from the Current Report on Form 8-K of SPX Corporation filed on May 10, 2019 (File no. 1-6948)](#)

*10.13 — [Form of Time-based Restricted Stock Unit Award Agreement under the SPX 2019 Stock Compensation Plan, incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on November 2, 2022 (File no. 1-6948).](#)

*10.14 — [Form of Cash-Settled Performance Unit Award Agreement under the SPX 2019 Stock Compensation Plan, incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on November 2, 2022 (File no. 1-6948).](#)

*10.15 — [Form of Performance-Based Restricted Stock Unit Award Agreement under the SPX 2019 Stock Compensation Plan, incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed on November 2, 2022 (File no. 1-6948).](#)

*10.16 — [Form of Stock Option Award Agreement under the SPX 2019 Stock Compensation Plan, incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K filed on November 2, 2022 (File no. 1-6948).](#)

*10.17 — [Form of Time-Based Restricted Stock Unit Award Agreement for Non-Employee Directors under the SPX 2019 Stock Compensation Plan, incorporated by reference to Exhibit 10.5 to our Current Report on Form 8-K filed on November 2, 2022 (File no. 1-6948).](#)

*10.18 — [SPX 2002 Stock Compensation Plan (As Amended and Restated Effective May 3, 2012), incorporated by reference to Appendix A of the definitive proxy statement of SPX Corporation for its 2012 Annual Meeting of Stockholders, filed March 22, 2012 (File no. 1-6948).](#)

*†10.19 — [SPX 2002 Stock Compensation Plan (As Amended and Restated Effective May 8, 2015), incorporated by reference to Appendix A of the definitive proxy statement of SPX Corporation for its 2015 Annual Meeting of Stockholders, filed March 26, 2015 (File no. 1-6948).](#)

*†10.20 — [Amendment of the SPX 2002 Stock Compensation Plan (As Amended and Restated Effective May 8, 2015), effective as of February 21, 2017, incorporated by reference from the Annual Report on Form 10-K of SPX Corporation for the year ended December 31, 2016 (File no. 1-6948).](#)

*†10.21 — [SPX Executive Annual Bonus Plan, incorporated by reference to Appendix A of the definitive proxy statement of SPX Corporation for its 2016 Annual Meeting of Stockholders, filed April 12, 2016 (File no. 1-6948).](#)

*†10.22 — [SPX Executive Long-Term Disability Plan, as Amended and Restated Effective July 1, 2015, incorporated by reference from the Annual Report on Form 10-K of SPX Corporation for the year ended December 31, 2017 (File no. 1-6948).](#)

*†10.23 — [SPX Life Insurance Plan for Key Managers, as Amended and Restated September 26, 2015, incorporated by reference from the Annual Report on Form 10-K of SPX Corporation for the year ended December 31, 2017 (File no. 1-6948).](#)

*10.24 — [SPX Supplemental Retirement Savings Plan (as amended and restated effective August 15, 2022), incorporated by reference to Exhibit 10.7 to our Current Report on Form 8-K filed on November 2, 2022 (File no. 1-6948).](#)

*10.25 — [SPX Supplemental Individual Account Retirement Plan (as amended and restated effective August 15, 2022), incorporated by reference to Exhibit 10.8 to our Current Report on Form 8-K filed on November 2, 2022 (File no. 1-6948).](#)

*10.26 — [SPX Supplemental Retirement Plan for Top Management (as amended and restated effective August 15, 2022), incorporated by reference to Exhibit 10.6 to our Current Report on Form 8-K filed on November 2, 2022 (File no. 1-6948).](#)

*10.27 — [Employment Agreement between Eugene Joseph Lowe, III and SPX Corporation, incorporated by reference from the Current Report on Form 8-K of SPX Corporation filed on October 1, 2015 (File no. 1-6948).](#)

*10.28	—	Change of Control Agreement between Eugene Joseph Lowe, III and SPX Corporation, incorporated by reference from the Current Report on Form 8-K of SPX Corporation filed on October 1, 2015 (File no. 1-6948).
*10.29	—	Amendment to Confidentiality Agreement, Employment Agreement and Change of Control Agreement dated October 5, 2022 between Eugene J. Lowe III and SPX Technologies, Inc., incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the period ended October 1, 2022 (File no. 1-6948).
*10.30	—	Form of Confidentiality and Non-Competition Agreement for Executive Officers (Pre-August 2022), incorporated by reference from the Current Report on Form 8-K of SPX Corporation filed on October 6, 2006 (File no. 1-6948).
*10.31	—	Form of Confidentiality and Non-Competition Agreement for Executive Officers (Pre-August 2022), incorporated by reference from the Annual Report on Form 10-K of SPX Corporation for the year ended December 31, 2016 (File no. 1-6948).
*10.32	—	Form of Severance Benefit Agreement (Pre-August 2022), incorporated by reference from the Current Report on Form 8-K of SPX Corporation filed on October 1, 2015 (File no. 1-6948).
*10.33	—	Form of Change of Control Agreement (Pre-August 2022), incorporated by reference from the Current Report on Form 8-K of SPX Corporation filed on October 1, 2015 (File no. 1-6948).
*10.34	—	Form of Amendment to Confidentiality Agreement, Severance Benefit Agreement and Change of Control Agreement between SPX Enterprises, LLC and certain officers of SPX Technologies, Inc., incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the period ended October 1, 2022 (File no. 1-6948).
*10.35	—	Form of Change-in Control Agreement, incorporated by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q for the period ended October 1, 2022 (File no. 1-6948).
*10.36	—	Form of Confidentiality and Non-Competition Agreement, incorporated by reference to Exhibit 10.5 to our Quarterly Report on Form 10-Q for the period ended October 1, 2022 (File no. 1-6948).
*10.37	—	Form of Officer Severance Benefit Agreement, incorporated by reference to Exhibit 10.6 to our Quarterly Report on Form 10-Q for the period ended October 1, 2022 (File no. 1-6948).
19.1	—	Insider Trading Policy, incorporated by reference to Exhibit 19.1 to our Annual Report on Form 10-K for the year ended December 31, 2024 (File no. 1-6948).
21.1	—	Subsidiaries.
23.1	—	Consent of Independent Registered Public Accounting Firm — Deloitte & Touche LLP.
31.1	—	Rule 13a-14(a) Certification.
31.2	—	Rule 13a-14(a) Certification.
32.1	—	Section 1350 Certifications.
97.1	—	Dodd-Frank Clawback Policy, incorporated by reference to Exhibit 97.1 to our Annual Report on Form 10-K for the year ended December 31, 2023 (File no. 1-6948).
101.INS	—	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	—	Inline XBRL Taxonomy Extension Schema Document
101.CAL	—	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	—	Inline XBRL Taxonomy Extension Definitions Linkbase Document
101.LAB	—	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	—	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104.1	—	Cover Page Interactive Data File (formatted as Inline XBRL and contained in the Interactive Data File submitted as (Exhibit 101.1)

_____

*   Denotes management contract or compensatory plan or arrangement.

†   Pursuant to the Plan of Merger dated as of August 11, 2022 among SPX Corporation, SPX Technologies, Inc., and SPX Merger, LLC, on August 15, 2022, SPX Technologies, Inc. assumed the sponsorship and obligations thereunder as successor to SPX Corporation.

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NON-GAAP RECONCILIATION—ADJUSTED NET INCOME FROM CONTINUING OPERATIONS, ADJUSTED DILUTED EARNINGS PER SHARE ("ADJUSTED EPS") AND CONSOLIDATED SEGMENT INCOME

(in millions, except per share values)	Twelve Months Ended December 31, 2025	Twelve Months Ended December 31, 2024
ADJUSTED NET INCOME AND ADJUSTED EPS RECONCILIATION		
Income from continuing operations	**$ 245.5**	$ 201.8
Exclude:		
Other adjustments[1]	**27.4**	30.4
Amortization of acquired intangible assets[2]	**91.3**	64.5
Tax impact[3]	**(36.3)**	(34.1)
Adjusted net income from continuing operations	**$ 327.9**	$ 262.6
Diluted shares outstanding	**48.511**	47.078
Adjusted EPS	**$ 6.76**	$ 5.58
CONSOLIDATED SEGMENT INCOME RECONCILIATION		
Income from continuing operations	**$ 245.5**	$ 201.8
Exclude:		
Income tax provision	**68.6**	53.6
Other (income) expense, net	**(8.5)**	9.3
Interest expense, net	**43.3**	43.6
Loss on amendment/refinancing of senior credit agreement	**1.5**	0.0
Corporate expense	**59.2**	53.6
Acquisition and integration-related costs[4]	**28.9**	7.2
Long-term incentive compensation expense	**16.7**	15.0
Amortization of intangible assets[2]	**91.3**	64.5
Special charges, net	**1.1**	3.6
Impairment of intangible assets	**0.7**	0.0
Other operating expense, net	**0.5**	8.4
Consolidated segment income	**$ 548.8**	$ 460.6

(1) Adjustments in 2025 represent the removal of (i) certain acquisition and integration-related costs of $6.8, (ii) inventory step-up charges related to recent acquisitions of $1.4 and $0.1 within the Detection and Measurement and HVAC reportable segments, respectively, (iii) integration costs of $1.7 and $1.5 within the HVAC and Detection and Measurement reportable segments, respectively, (iv) amortization of deferred compensation assets of $24.2 related to the KTS acquisition, (v) a charge of $1.6 for acceleration of non-cash long-term incentive compensation expense incurred as a result of immediate award vesting, (vi) a non-cash charge of $0.7 related to the impairment of the indefinite-lived trademark associated with our ULC Technologies ("ULC") business within the Detection and Measurement reportable segment, (vii) a gain on an equity security associated with a valuation adjustment of $23.0, (viii) non-service pension and postretirement charges of $11.3, (ix) a gain on settlement of our interest rate swap agreements of $0.4, and (x) a non-cash charge to write-off previously deferred financing costs of $1.0 and certain expenses incurred in connection with an amendment to our senior credit agreement of $0.5. Adjustments in 2024 represent the removal of (i) certain acquisition and integration-related costs of $10.4, (ii) inventory step-up charges related to a recent acquisition of $1.8 in the HVAC reportable segment, (iv) a charge associated with a settlement with the seller of ULC regarding additional contingent consideration of $8.4, (v) restructuring charges of $1.3 associated with acquisition integration activities, (vi) non-service pension and postretirement losses of $7.6, (vii) a loss on an equity security associated with a valuation adjustment of $4.2, and (vii) a gain on a sale of a building of $3.3.

(2) Excludes amortization expense associated with acquired intangible assets.

(3) Adjustment primarily represents the tax impact of items (1) and (2) above and the removal of certain discrete income tax items that are considered non-recurring.

(4) Represents integration costs incurred of $28.9 during the twelve months ended December 31, 2025 and $7.2 during the twelve months ended December 31, 2024, including (i) amortization of a deferred compensation asset of $24.2 related to the KTS acquisition during the twelve months ended December 31, 2025, and (ii) additional "Cost of products sold" related to the step-up of inventory (to fair value) in connection with the KTS acquisition of $1.4 and the Sigma & Omega acquisition of $0.1 during the twelve months ended December 31, 2025, and the Ingenia acquisition of $1.8 during the twelve months ended December 31, 2024.

SPX TECHNOLOGIES
Corporate Information

OFFICERS





















LEFT TO RIGHT

Eugene J. Lowe, III
President and Chief Executive Officer

Mark A. Carano
Vice President, Chief Financial Officer and Treasurer

Jennifer J. Carpenter
Vice President and Chief Human Resources Officer

Michael J. Daly
Chief Strategy and Corporate Development Officer

J. Randall Data*
President of Global Operations and Data Center Solutions

Eric A. Kaled
President of Communication Technologies and Transportation

Sean McClenaghan
President, HVAC Segment

D. Darnell Smith
Vice President, Chief Information Officer

John W. Swann, III
President, Detection & Measurement Segment

Daniel J. Whitman
Vice President, General Counsel & Secretary

*Retired from SPX in March 2026

DIRECTORS



LEFT TO RIGHT

Meenal A. Sethna
Audit Committee Chair
Executive Vice President and Chief Financial Officer, Option Care Health, Inc.

David A. Roberts
Retired Executive Chairman, President and Chief Executive Officer, Carlisle Companies, Inc.

Dr. Ruth G. Shaw
Nominating and Governance Committee Chair
Former President and Chief Executive Officer, Duke Power

Ricky D. Puckett
Compensation Committee Chair
Retired Executive Vice President, Chief Financial Officer, Treasurer and Chief Administrative Officer, Snyder's-Lance, Inc.

Robert B. Toth
Former Chairman, Chief Executive Officer and President, Polypore International, Inc.

Eugene J. Lowe, III
President and Chief Executive Officer, SPX Technologies

Angel Shelton Willis
Executive Vice President, Global General Counsel and Corporate Affairs Officer, The Kraft Heinz Company

Tana L. Utley
Retired Vice President of Large Power Systems Division, Caterpillar Inc.

Patrick J. O'Leary
Chairman
Retired Executive Vice President, Finance, Treasurer and Chief Financial Officer, SPX Corporation (now SPX Technologies)

SPX TECHNOLOGIES

ANNUAL MEETING
SPX Technologies Annual Meeting of Stockholders
May 12, 2026, at 8 a.m. (ET)
Virtual Meeting

CORPORATE OFFICE
SPX Technologies
6325 Ardrey Kell Road, Suite 400
Charlotte, NC 28277
980-474-3700 | www.spx.com

TRANSFER AGENT AND REGISTRAR
Computershare Investor Services
PO Box 43006
Providence, RI, 02940-3006,
UNITED STATES

Inside the United States:
877-498-8861
Outside the United States:
781-575-2879
TDD/TTY for hearing impaired:
800-952-9245
Operators are available Monday–Friday 9:00 a.m. to 5:00 p.m. Eastern Time.

An interactive automated system is available around the clock every day.
www.computershare.com

AUDITORS
Deloitte & Touche LLP
Charlotte, NC

STOCK EXCHANGE LISTING
New York Stock Exchange
Symbol "SPXC"

*Please consult Notice or proxy card for details

Annual Report Design
by Curran & Connors, Inc.
curran-connors.com



6325 ARDREY KELL ROAD, SUITE 400, CHARLOTTE, NC 28277
980-474-3700 • WWW.SPX.COM